EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ANSYS, INC.,

POWER PLAY MERGER SUB, INC.,

APACHE DESIGN SOLUTIONS, INC., AND,

AS TO SECTION 2.4, SECTION 2.5, SECTION 6.13, ARTICLE IX

AND ARTICLE X ONLY,

PAPACHEY, INC., AS SECURITYHOLDERS’ REPRESENTATIVE

Dated as of June 29, 2011

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3.19	Warranty and Related Matters	36
3.20	Books and Records	36
3.21	Related Party Transactions	37
3.22	Illegal Payments	37
3.23	Export	38
3.24	Insurance	38
3.25	Information Technology	38
3.26	Officers, Management and Key Employees	39
3.27	Disclaimer of Other Representations and Warranties	39
3.28	Definition of Seller’s Knowledge	39

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB		39
4.1	Corporate Organization	39
4.2	Authority	40
4.3	Consents and Approvals	40
4.4	Legal Proceedings	41
4.5	Financing	41
4.6	Disclaimer of Other Representations and Warranties	41
4.7	Definition of Buyer’s Knowledge	41

ARTICLE V - COVENANTS RELATING TO CONDUCT OF BUSINESS		41
5.1	Conduct of Business Pending the Effective Time	41

ARTICLE VI - ADDITIONAL AGREEMENTS		45
6.1	Stockholders’ Consent	45
6.2	Notice to Seller Stockholders	45
6.3	Third Party Consents and Regulatory Approvals	46
6.4	No Solicitation of Transactions; Acquisition Proposals	48
6.5	Access to Information	50
6.6	Employment and Benefit Matters	51
6.7	Directors’ and Officers’ Indemnification and Insurance	52
6.8	Publicity	54
6.9	Notification of Certain Events	54
6.10	Takeover Statutes	55
6.11	Continuation of Employment Letters	55
6.12	Other Actions by the Parties	55
6.13	Taxes	56
6.14	Section 280G of the Code	58
6.15	Termination of Arrangements and Agreements.	59
6.16	FIRPTA Compliance	59
6.17	Resignation of Directors	59
6.18	Joinder and Waiver Agreement	59
6.19	Termination of Section 401(k) Plans	59
6.20	Proprietary Information Agreements	60

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ARTICLE VII - CONDITIONS PRECEDENT		60
7.1	Conditions to Each Party’s Obligations To Effect the Merger	60
7.2	Conditions to the Obligations of Buyer and Merger Sub	61
7.3	Conditions to the Obligations of Seller	63

ARTICLE VIII - TERMINATION, AMENDMENT AND WAIVER		63
8.1	Termination	63
8.2	Effect of Termination and Abandonment	64
8.3	Amendment	64
8.4	Extension; Waiver	65

ARTICLE IX - SURVIVAL OF REPRESENTATIONS, WARRANTIES, AGREEMENTS AND COVENANTS; INDEMNIFICATION		65
9.1	Survival	65
9.2	Indemnification by the Seller Securityholders	66
9.3	Indemnification Proceedings for Third Party Claims	67
9.4	Certain Limitations	69
9.5	Exclusivity	71
9.6	Exercise of Remedies by Buyer Indemnified Parties Other Than Buyer	72
9.7	Merger Consideration Adjustment	72

ARTICLE X - SECURITYHOLDERS’ REPRESENTATIVE		72
10.1	Securityholders’ Representative.	72

ARTICLE XI - MISCELLANEOUS		74
11.1	Expenses	74
11.2	Notices	74
11.3	Interpretation	75
11.4	Rules of Construction	75
11.5	Counterparts	76
11.6	Entire Agreement	76
11.7	Governing Law; Jurisdiction and Venue	76
11.8	Severability	76
11.9	Assignment; Reliance of Other Parties	76
11.10	Specific Performance	77
11.11	Delivery by Facsimile or PDF	77
11.12	Definitions	77

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Exhibits

Exhibit A	List of Key Employees
Exhibit B	Form of Stockholder Consent
Exhibit C	Form of Joinder and Waiver Agreement
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Director Resignation Letter

Schedules

Schedule 2.7(c)	Preliminary Conversion Schedule
Schedule 2.9	Performance Awards
Schedule 6.6(c)	Compensation Plans
Schedule 6.15	Agreements to be Terminated
Schedule 7.2(f)(ii)	Specified Employees
Schedule 9.2	Indemnification Percentages

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of June 29, 2011, by and among ANSYS, Inc., a Delaware corporation (“Buyer”), Power Play Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Buyer (“Merger Sub”), Apache Design Solutions, Inc., a Delaware corporation (“Seller”), and, as to Section 2.4, Section 2.5, Section 6.13, Article IX and Article X only, Papachey, Inc., solely as the representative of the Seller Securityholders (the “Securityholders’ Representative”).

RECITALS

1. Buyer, Merger Sub and Seller intend to effect a merger (the “Merger”) of Merger Sub with and into Seller in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with Seller to be the surviving corporation of the Merger.

2. The respective Boards of Directors of Buyer, Merger Sub and Seller have declared that it is advisable and in the best interests of Buyer, Merger Sub and Seller and their respective stockholders to consummate, and have approved this Agreement and the transactions provided for herein, pursuant to which, subject to the terms and conditions set forth herein, the Merger shall occur.

3. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Buyer to enter into this Agreement, each of the employees of Seller or its Subsidiaries listed on Exhibit A hereto (the “Key Employees”) has executed and delivered a letter confirming his or her continuation of employment with the Surviving Corporation to be effective immediately after the Closing (each, a “Key Employee Letter”) and an intellectual property protection agreement (each, an “IP Protection Agreement”), each on forms acceptable to Buyer.

4. As an inducement to the willingness of Buyer and Merger Sub to enter into this Agreement (but not pursuant to any prior agreement with Seller or Buyer), (i) holders of at least 67% of the outstanding shares of Seller Stock (as defined below), voting together as a single class and on an as-converted basis, (ii) holders of at least two-thirds of the outstanding shares of Seller Series A Stock (as defined below), voting as a separate series, (iii) holders of at least a majority of the outstanding shares of Seller Series B Stock (as defined below), voting as a separate series; and (iv) holders of at least a majority of the outstanding shares of Seller Common Stock (as defined below), voting as a separate class, have indicated that they expect to deliver, following the approval and adoption of this Agreement by the Board of Directors of the Seller and immediately following the execution and delivery of this Agreement, (i) their irrevocable adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby and (ii) specified undertakings, representations, warranties, releases and waivers, pursuant to a written consent in the form attached hereto as Exhibit B and a joinder, release and waiver in the form attached hereto as Exhibit C (the “Joinder and Waiver Agreement”), respectively, signed and dated as of the date hereof by such Seller Stockholders, pursuant to and in accordance with the applicable provisions of the DGCL, the California Corporations Code and the Seller Charter (such consents of such Seller Stockholders in the forms of Exhibit B and Exhibit C, collectively, the “Stockholders’ Consent”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties, and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I - THE MERGER

1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into Seller. Seller shall continue as the surviving corporation (the “Surviving Corporation”) in the Merger and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2 Effective Time. The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, which shall be filed with the Secretary of State of the State of Delaware on or before the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

1.3 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts, unless another place is agreed to in writing by the parties hereto, at 10:00 a.m., local time, on a date (the “Closing Date”) specified by the parties, which shall be the final Business Day of the calendar month in which the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that relate to action to be taken at the Closing, but subject to satisfaction of such conditions at the Closing) occurs, unless this Agreement has been theretofore terminated pursuant to its terms or unless extended by mutual agreement of the parties.

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the appropriate provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises, and be subject to all of the restrictions, disabilities, and duties of Seller and Merger Sub, as provided under Section 259 of the DGCL.

1.5 Certificate of Incorporation and Bylaws. At the Effective Time, the Amended and Restated Certificate of Incorporation of Seller (the “Seller Charter”), as in effect immediately prior to the Effective Time, shall be amended to be identical to the Certificate of Incorporation of Merger Sub (the “Merger Sub Charter”), as in effect immediately prior to the Effective Time (which shall contain such provisions as are necessary to give full effect to the exculpation, reimbursement, advancement of expenses, contribution and indemnification provided for in Section 6.7 hereof), except the name of Seller as the Surviving Corporation shall be Apache Design Solutions, Inc. and the provisions of the Merger Sub Charter relating to the incorporator of the Merger Sub shall be omitted, and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided and in accordance with the DGCL (the “Surviving Corporation Charter”). From and after the Effective Time, the Bylaws of Seller (the “Seller Bylaws”), as in effect immediately prior to the Effective Time, shall be amended and restated to be identical to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time (which shall contain such provisions as are necessary to give full effect to the exculpation, reimbursement, advancement of expenses, contribution and indemnification provided for in Section 6.7 hereof), and as so amended shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable Law (the “Surviving Corporation Bylaws”).

1.6 Directors and Officers.

(a) From and after the Effective Time, the directors of the Surviving Corporation shall be James E. Cashman III, Dr. Andrew T. Yang, Emily Chang, Maria T. Shields, Sheila DiNardo and Lee Detwiler, until their successors are duly elected, appointed or qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws.

(b) From and after the Effective Time, the officers of Seller at the Effective Time shall be the officers of the Surviving Corporation, until their successors are duly elected, appointed or qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws.

ARTICLE II - EFFECT OF THE MERGER ON THE SELLER CAPITAL STOCK; EXCHANGE OF SHARES

2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or of the holder of any shares of the capital stock of Seller or capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of the common stock of Merger Sub, par value $0.0001 per share (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid, and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation.

(b) Cancellation of Certain Stock. All shares of common stock, $0.0001 par value per share, of Seller (“Seller Common Stock”), Series A Preferred Stock, par value $0.0001 per share, of Seller (“Seller Series A Stock”) and Series B Preferred Stock, par value $0.0001 per share, of Seller (“Seller Series B Stock”), and, together with Seller Common Stock and Seller Series A Stock, “Seller Stock”) that are owned by Seller or any wholly owned Subsidiary of Seller and any shares of Seller Common Stock owned by Buyer, Merger Sub, or any other wholly owned Subsidiary of Buyer immediately prior to the Effective Time shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Seller Stock. Subject to Section 2.9, other than Dissenting Shares, at the Effective Time, by virtue of the Merger and without any action on the part of the

Buyer, the Seller or the Seller Stockholders, each share of Seller Stock shall be converted into a right to receive a portion of the Merger Consideration in accordance with this Agreement, and the Merger Consideration shall be allocated among, and payment shall be paid by Buyer through the Payment Agent to, the Seller Stockholders in accordance with Section 2.2. As of the Effective Time, all shares of Seller Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Seller Stock shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration, pursuant to this Section 2.1(c), subject to the provisions of this Agreement. From and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Seller Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, stock certificates of Seller are presented to the Surviving Corporation or the Payment Agent for any reason, they shall be cancelled and exchanged as provided in this Article 2.

(d) Seller Stock Options and Related Matters.

(i) As soon as practicable following the date of this Agreement, but in any event prior to the Closing Date, the Board of Directors of Seller (or, if appropriate, any committee administering the Seller Stock Option Plans) shall adopt such resolutions or use its reasonable best effort to take such other actions as are required to provide for the conversion of each Seller Stock Option as provided in this Section 2.1(d).

(ii) At the Effective Time, each Seller Stock Option that is outstanding, unexercised, vested and exercisable immediately prior to the Effective Time, after giving effect to any acceleration of vesting applicable to such Seller Stock Option in connection with the Merger (“Vested Options”), shall be cancelled in exchange for the right to receive a portion of the Merger Consideration from Buyer as set forth in Section 2.2(c)(iv). On and after the Effective Time, the Vested Options shall terminate and cease to be outstanding. All amounts payable pursuant to this Section 2.1(d)(ii) shall be subject to any required tax withholding.

(iii) At the Effective Time, each Seller Stock Option that is outstanding, unexercised and not vested and exercisable immediately prior to the Effective Time, after giving effect to any acceleration of vesting applicable to such Seller Stock Option in connection with the Merger (“Assumed Options”), shall be converted into and become an option to purchase shares of common stock, par value $.01 per share (“Buyer Common Stock”) of Buyer as provided below in this Section 2.1(d)(iii), and Buyer shall assume such Assumed Option in accordance with this Section 2.1(d)(iii) and the terms (as in effect as of the date of this Agreement) of the Seller Stock Option Plans and/or the seller option agreement by which such Assumed Option is evidenced. All rights to purchase Seller Common Stock under Assumed Options shall, effective as of the Effective Time, thereupon be converted into rights to purchase Buyer Common Stock. Accordingly, from and after the Effective Time: (A) each Assumed Option may be exercised solely for Buyer Common Stock; (B) the number of shares of Buyer

Common Stock subject to each Assumed Option shall be determined by multiplying the number of shares of Seller Common Stock that were subject to such Assumed Option immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Buyer Common Stock; (C) the per share exercise price for the Buyer Common Stock issuable upon exercise of each Assumed Option shall be determined by dividing the per share exercise price of Seller Common Stock subject to such Assumed Option, as in effect immediately prior to the Effective Time, by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (D) any restriction on the exercise of any Assumed Option shall continue in full force and effect and the term, exercisability, vesting schedule (including acceleration of vesting agreements in existence) and other provisions of such Assumed Option shall otherwise remain unchanged as a result of the conversion of such Assumed Option or otherwise. Buyer shall file with the SEC, no later than thirty (30) days after the Closing, a registration statement on Form S 8 (or any successor form), relating to the shares of Buyer Common Stock issuable with respect to the Assumed Options.

2.2 Merger Consideration.

(a) The aggregate consideration (collectively, the “Merger Consideration”) to be paid by Buyer to the Seller Securityholders is: (a) $275,000,000 minus (b) the amount of Seller Transaction Expenses plus or minus (c) the amount of the Net Cash Balance, if any, as determined pursuant to Section 2.4 minus (d) the amount of Final Indebtedness of Seller and its Subsidiaries outstanding as of Closing plus (e) if and when earned, the amount of any Contingent Payments pursuant to Section 2.6.

(b) Immediately following the Effective Time, Buyer shall pay the following amounts by wire transfer of immediately available funds: (i) the amount of Seller Transaction Expenses outstanding at Closing shall be paid to the parties designated on the Seller Schedule and (ii) an amount equal to (A) $275,000,000 minus (B) the amount payable pursuant to clause (i) of this Section 2.2(b) plus (C) the Preliminary Net Cash Surplus, if any, minus (D) the Preliminary Net Cash Deficit, if any, minus (E) the amount of Estimated Indebtedness (such amount pursuant to this clause (ii), the “Initial Merger Consideration”) of which (W) $15,000,000 shall be paid to and deposited with the Escrow Agent pursuant to Section 2.3 (the “General Escrow Amount”), (X) $2,000,000 shall be paid to and deposited with the Escrow Agent solely to secure the payment obligations of the Sellers, if any, pursuant to Section 2.4 (the “Net Cash Escrow Amount”), (Y) $3,500,000 shall be paid to and deposited with the Escrow Agent solely to secure the payment obligations of the Sellers pursuant to Section 6.13 (the “Tax Escrow Amount”) and (Z) $500,000 shall be paid and deposited with an account to be designated by the Securityholders’ Representative to fund the costs and expenses of the Securityholders’ Representative pursuant to the terms of this Agreement and the Escrow Agreement (the “Securityholders’ Representative Expense Fund”). The remainder of the Initial Merger Consideration shall be paid to the Payment Agent for subsequent payment to the Seller Securityholders pursuant to Section 2.2(c), subject to the procedures set forth in Section 2.7 and the Payment Agent Agreement (such remainder, the “Closing Payment”).

(c) The Closing Payment shall be paid to the Seller Securityholders following Closing by the Payment Agent pursuant to Section 2.7 and the Payment Agent Agreement as follows:

(i) The holders of Seller Common Stock and Seller Preferred Stock, on an as-converted basis, shall be entitled to an amount per share of Seller Common Stock outstanding, on an as-converted basis, and held by such holder as of immediately prior to the Effective Time equal to the difference of (A) the quotient of (1) the sum of (a) the Initial Merger Consideration plus (b) the Aggregate Vested Option Exercise Price divided by (2) the sum of (a) the number of outstanding shares of Seller Stock, on an as-converted basis, as of immediately prior to the Effective Time plus (b) the number of shares subject to outstanding Vested Options, as of immediately prior to the Effective Time (such amount in clause (A), the “Initial Per Common Share Payment”) minus (B) the product of (1) the sum of (A) the General Escrow Amount, (B) the Net Cash Escrow Amount, (C) the Tax Escrow Amount and (D) the Securityholders’ Representative Expense Fund multiplied by (2) the quotient of (a) Initial Per Common Share Payment divided by (b) the sum of (1) the Initial Merger Consideration plus (2) the Aggregate Vested Option Exercise Price (such amount in clause (B), the “Escrow Per Common Share Payment”); and

(ii) The holders of Vested Options shall be paid an amount per share of Seller Common Stock subject to holder’s Vested Options equal to the difference of (A) the difference of (1) the Initial Per Common Share Payment minus (2) the per share exercise price for such option (the “Initial Per Vested Option Amount”) minus (B) the product of (1) the sum of (A) the General Escrow Amount, (B) the Net Cash Escrow Amount, (C) the Tax Escrow Amount and (D) the Securityholders’ Representative Expense Fund multiplied by (2) the quotient of (a) the Initial Per Common Share Payment divided by (b) the sum of (1) the Initial Merger Consideration plus (2) the Aggregate Vested Option Exercise Price (such amount in clause (B), the “Escrow Per Vested Option Payment”).

(d) Upon the release of the General Escrow Amount, the Net Cash Escrow Amount, the Tax Escrow Amount or the Securityholders’ Representative Expense Fund pursuant to the terms of this Agreement and the Escrow Agreement, each Seller Securityholder will receive an amount in cash for each share of Seller Common Stock, each share of Seller Preferred Stock, on an as-converted basis, and each Vested Option held by such Seller Securityholder equal to the Escrow Per Common Share Payment or the Escrow Per Vested Option Payment, respectively; provided, however, that all or a portion of such distribution may be delayed (other than the Securityholders’ Representative Expense Fund), and the amount of the Escrow Per Common Share Payment or the Escrow Per Vested Option Payment, as applicable, may be reduced, pursuant to the provisions of this Agreement and the Escrow Agreement.

(e) All additional Merger Consideration shall be payable to the Seller Stockholders, on an as-converted basis, and the holders of Vested Options, on a fully exercised basis, in an amount per share of Seller Common Stock equal to the quotient of (A) the amount of such additional Merger Consideration divided by (B) the sum of (1) the number of outstanding shares of Seller Stock, on an as converted basis, as of immediately prior to the Effective Time plus (2) the number of shares of Seller Common Stock subject to all outstanding Vested Options as of immediately prior to the Effective Time.

2.3 Escrow; General Escrow Amount; Net Cash Escrow Amount; Tax Escrow Amount; Securityholders’ Representative Expense Fund.

(a) Immediately following the Effective Time, Buyer shall deposit with Deutsche Bank Trust Company Americas (the “Escrow Agent”) (i) the General Escrow Amount to be retained in an interest-bearing escrow (the “General Escrow Account”), (ii) the Net Cash Escrow Amount to be retained in a separate interest-bearing escrow (the “Net Cash Escrow Account”) and (iii) the Tax Escrow Amount to be retained in a separate interest-bearing escrow (the “Tax Escrow Account”) in accordance with the terms of this Agreement and an Escrow Agreement, by and among Buyer, the Securityholders’ Representative and the Escrow Agent, in substantially the form attached hereto as Exhibit D (the “Escrow Agreement”). Immediately following the Effective Time, Buyer shall deposit with a bank designated by the Securityholders’ Representative the Securityholders’ Representative Expense Fund.

(b) The General Escrow Amount shall be used to satisfy amounts payable to Buyer or any of the other Buyer Indemnified Parties pursuant and subject to Article IX. The Net Cash Escrow Amount shall be used solely to satisfy amounts payable to Buyer pursuant to Section 2.4, subject to Article IX. The Tax Escrow Amount shall be used solely to satisfy amounts payable to Buyer pursuant to Section 6.13, subject to Article IX. The Securityholders’ Representative Expense Fund shall be used to pay or reimburse the Securityholders’ Representative for the costs and expenses it incurs under this Agreement and the Escrow Agreement. Any portion of the General Escrow Amount that is not necessary to satisfy any payment or unresolved bona fide claim pursuant to Article IX, shall be released within five (5) Business Days after the date that is eighteen (18) months following the Effective Time, and shall be delivered to the Seller Securityholders by the Escrow Agent, allocable to the Seller Securityholders as set forth on the Final Conversion Schedule, subject to the terms of the Escrow Agreement. Any portion of the Net Cash Escrow Amount that is not necessary to satisfy any payment to Buyer pursuant to Section 2.4, subject to Article IX, shall be released within five (5) Business Days after the final determination of the Net Cash Balance in accordance with Section 2.4(d), and shall be delivered to the Seller Securityholders by the Escrow Agent, allocable to the Seller Securityholders as set forth on the Final Conversion Schedule, subject to the terms of the Escrow Agreement. Any portion of the Tax Escrow Amount that is not necessary to satisfy any payment or unresolved bona fide claim pursuant to Section 6.13 to Buyer, subject to Article IX, shall be released within five (5) Business Days after the fourth (4th) anniversary of the Closing Date, and shall be delivered to the Seller Securityholders by the Escrow Agent, allocable to the Seller Securityholders as set forth on the Final Conversion Schedule, subject to the terms of the Escrow Agreement. Any portion of the Securityholders’ Representative Expense Fund that is not necessary to satisfy any remaining costs or expenses of the Securityholders’ Representative under this Agreement and the Escrow Agreement shall be delivered to the Seller Securityholders by the Securityholders’ Representative in its sole discretion, allocable to the Seller Securityholders as set forth on the Final Conversion Schedule.

2.4 Merger Consideration Adjustments.

(a) For the purposes of this Agreement, the term “Net Cash Balance” means the difference of (A) the aggregate amount of cash and cash equivalents of Seller and its Subsidiaries minus (B) the aggregate amount of accounts payable and accrued expenses of Seller and its Subsidiaries (other than the Seller Transaction Expenses), calculated in accordance with GAAP and consistent with Seller’s past practices; provided that for purposes of the foregoing current Tax liabilities as of the Closing shall be included as accrued expenses of Seller, current Tax assets as of the Closing shall be included as cash and cash equivalents of Seller and deferred Tax liabilities and deferred Tax assets shall not be taken into account in such calculation.

(b) Not less than three (3) Business Days before the Closing Date, Seller shall deliver to Buyer an estimate of Net Cash Balance as of the Closing Date (the “Preliminary Net Cash Balance”), and which shall be reasonably acceptable to Buyer, as part of the Seller Schedule.

(c) At the Closing:

(i) if the Preliminary Net Cash Balance is negative, Buyer shall reduce the Closing Payment by an amount equal to the absolute value of the Preliminary Net Cash Balance (the “Preliminary Net Cash Deficit”); and

(ii) if the Preliminary Net Cash Balance is positive, Buyer shall increase the Closing Payment by an amount equal to the absolute value of the Preliminary Net Cash Balance (the “Preliminary Net Cash Surplus”).

(d) Within seventy-five (75) days after the Closing Date, Buyer shall deliver to the Securityholders’ Representative and the former Chief Financial Officer of the Seller a statement (“Buyer’s Statement”) setting forth Buyer’s determination of the Net Cash Balance as of the Closing Date, the amount of Final Seller Transaction Expenses and the amount of Final Indebtedness each as of the Closing Date, such determination to be made in accordance with GAAP. Within forty five (45) days of receipt of Buyer’s Statement, Buyer and the Securityholders’ Representative will either agree to accept the calculation of Net Cash Balance, Final Seller Transaction Expenses and Final Indebtedness as set forth on Buyer’s Statement or shall submit any dispute to an Arbitrating Accountant in accordance with Section 2.5 below. Once accepted by the parties or on the issuance of a determination by the independent accountant, the Net Cash Balance, Final Seller Transaction Expenses and Final Indebtedness will be deemed final and binding on the parties.

(e) Within five (5) Business Days after the Net Cash Balance, Final Seller Transaction Expenses and Final Indebtedness are deemed final as set forth in Section 2.4(d):

(i) if the Net Cash Balance is less than the Preliminary Net Cash Balance, Buyer shall deduct from the Net Cash Escrow Account an amount equal to the Preliminary Net Cash Balance minus the Net Cash Balance;

(ii) if the Net Cash Balance is more than the Preliminary Net Cash Balance, Buyer shall pay to the Payment Agent an amount equal to the Net Cash Balance minus the Preliminary Net Cash Balance to be distributed to the Seller Stockholders and holders of Vested Options as if it were additional Merger Consideration;

(iii) If the Seller Transaction Expense Adjustment is positive, the Buyer shall deduct from the Net Cash Escrow Account, an amount equal to the Seller Transaction Expense Adjustment;

(iv) If the Seller Transaction Expense Adjustment is negative, Buyer shall pay to the Payment Agent an amount equal to the Seller Transaction Expense Adjustment minus the amount to be distributed to the Seller Stockholders and holders of Vested Options as if it were additional Merger Consideration.

(v) If the Indebtedness Adjustment is positive, Buyer shall deduct from the Net Cash Escrow Account, an amount equal to the Indebtedness Adjustment;

(vi) If the Indebtedness Adjustment is negative, Buyer shall pay to the Payment Agent an amount equal to the Indebtedness Adjustment minus the amount to be distributed to the Seller Stockholders and holders of Vested Options as if it were additional Merger Consideration.

In the event that Buyer is entitled to deduct amounts from the Net Cash Escrow Account and the Buyer is required to make additional payments to the Seller Stockholders and holders of Vested Options pursuant to this Section 2.4(e), the amounts shall be offset against each other, and the net amount shall either be deducted from the Net Cash Escrow Account or be paid to the Seller Stockholders and holders of Vested Options depending upon which amount is greater.

Notwithstanding any other provision of this Agreement, subject to the limitations in Article IX, in the event that Buyer is entitled to deduct amounts from the Net Cash Escrow Account pursuant to this Section 2.4 in excess of the Net Cash Escrow Account, Buyer shall be entitled to deduct the entire Net Cash Escrow Amount from the Net Cash Escrow Account, and any additional owed amounts shall be deducted from the General Escrow Amount, and, after the General Escrow Amount has been exhausted, Buyer and the other Buyer Indemnified Parties shall not be entitled to any further amounts from any other source pursuant to this Agreement.

2.5 Submission of Dispute to an Independent Accountant. Disputes with respect to Buyer’s Statement shall be resolved as follows, subject to Article IX:

(a) The Securityholders’ Representative shall have sixty (60) days after receipt of Buyer’s Statement (the “Dispute Period”) to deliver to Buyer a written notice (a “Dispute Notice”) disputing any of the elements of or amounts reflected in the calculations of the Net Cash Balance, Final Seller Transaction Expenses and Final Indebtedness as reflected on Buyer’s Statement, with specific reference to those items, amounts or calculations which the Securityholders’ Representative disputes and setting forth the Securityholders’ Representative’s calculation of the Net Cash Balance, Final Seller Transaction Expenses and Final Indebtedness (the “Disputed Items”). If Buyer does not receive a Dispute Notice within the Dispute Period, Buyer’s Statement shall be deemed to have been accepted and agreed to by the Securityholders’

Representative in the form in which it was delivered to the Securityholders’ Representative, and shall be final and binding upon the parties hereto. Any Dispute Notice sent to Buyer by the Securityholders’ Representative within the Dispute Period shall set forth in reasonable detail the elements and calculations with which the Securityholders’ Representative disagree. The Securityholders’ Representative shall not amend, supplement or modify a Dispute Notice that has been delivered to Buyer after the end of the sixty (60) day period following delivery of the Buyer’s Statement to the Securityholders’ Representative. Any elements or calculations contained in Buyer’s Statement which are not disputed in the Dispute Notice shall be deemed to be accepted by the Securityholders’ Representative. For thirty (30) days after delivery of any such Dispute Notice, Buyer and the Securityholders’ Representative shall attempt to resolve such dispute and agree in writing upon the Net Cash Balance, Final Seller Transaction Expenses and Final Indebtedness.

(b) If Buyer and the Securityholders’ Representative are unable to resolve the Disputed Items within the thirty (30) day period after Buyer’s receipt of a Dispute Notice, the Securityholders’ Representative and Buyer shall jointly engage Ernst & Young LLP as arbitrator (the “Arbitrating Accountant”). If Ernst & Young LLP is unable or unwilling to serve as Arbitrating Accountant, the Arbitrating Accountant shall be a nationally recognized accounting firm selected promptly by agreement of Buyer and the Securityholders’ Representative or, if they are unable to agree, by lot conducted jointly by Buyer’s accountant and the Securityholders’ Representative’s accountant (or an accountant selected by the Securityholders’ Representative) from among the remaining “Big Four” nationally-recognized accounting firms or any other mutually acceptable nationally-recognized accounting firm. Any Disputed Item shall only be deemed resolved if such resolution is set forth in a writing signed by Buyer and the Securityholders’ Representative and no other communication, oral or written, including by electronic mail, shall establish any such resolution. Neither Buyer nor the Securityholders’ Representative shall engage in any communication of any kind, whether oral or written, with the Arbitrating Accountant except in the presence (in person or telephonically) of the other such party, or, in the case of written communications (including electronic mail), without such other party simultaneously receiving a copy of any such communications. The Arbitrating Accountant’s sole function shall be to arbitrate each Disputed Item in accordance with the requirements and principles of Section 2.4. The Arbitrating Accountant shall allow Buyer and the Securityholders’ Representative to present their respective positions regarding the Disputed Items and shall thereafter as promptly as possible provide the parties hereto a written determination of each Disputed Item, and such written determination shall be final and binding upon the parties hereto, and judgment may be entered on the award. The Arbitrating Accountant may, at its discretion, conduct a conference concerning the Disputed Items, at which conference each party shall have the right to present additional documents, materials and other information and to have present its advisors, counsel and accountants. In connection with such process, there shall be no other hearings or any oral examinations, testimony, depositions, discovery or other similar proceedings. The Arbitrating Accountant shall address only the issues in dispute, shall make its decision solely on the basis of the evidence and position papers presented to it, and may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by a party or less than the smallest value for such Disputed Item claimed by a party. The Arbitrating Accountant shall promptly, and in any event within sixty (60) calendar days after the date of its appointment, render its decision on the question in writing and finalize the Net Cash Balance, Final Seller Transaction Expenses and Final Indebtedness. The Securityholders’

Representative and Buyer shall pay the portion of the fees and costs of the Arbitrating Accountant (“Arbitration Costs”), if any, determined by multiplying the amount of the Arbitration Costs by a fraction the numerator of which is (with respect to each party) (A) the positive difference between (1) the aggregate amount payable pursuant to Section 2.4(e) based on the submissions by such party to the Arbitrating Accountant on Buyer’s Statement or the Dispute Notice, as applicable and (2) the determination of the actual aggregate amount payable pursuant to Section 2.4(e) based on the determinations of the Net Cash Balance, Final Seller Transaction Expenses and Final Indebtedness made by the Arbitrating Accountant and the denominator of which is (B) the aggregate difference between each party’s submission of the amount payable pursuant to Section 2.4(e) based on such party’s submission of Net Cash Balance, Final Seller Transaction Expenses and Final Indebtedness as set forth on Buyer’s Statement or the Dispute Notice, as applicable. Upon final resolution of Net Cash Balance, Final Seller Transaction Expenses, Final Indebtedness and each Disputed Item, Buyer’s Statement shall be revised to reflect such resolution and the Arbitrating Accountant’s determination shall become binding on all parties.

2.6 Contingent Payments. In the event that Dr. Andrew T. Yang remains an employee of Buyer, the Surviving Corporation or any of Buyer’s Subsidiaries on each of the first (1st), second (2nd) and third (3rd) anniversaries of the Closing Date (each an “Anniversary Date”), within five (5) Business Days following each such Anniversary Date, Buyer shall pay to the Payment Agent an amount equal to $4,000,000 to be distributed by the Payment Agent to the Seller Stockholders and holders of Vested Options as additional Merger Consideration pursuant to Section 2.2(e) (each such payment a “Contingent Payment” and together, the “Contingent Payments”). Notwithstanding the foregoing, in the event that Dr. Andrew T. Yang’s employment with Buyer, the Surviving Corporation or any of Buyer’s Subsidiaries is terminated by Buyer, the Surviving Corporation or any of Buyer’s Subsidiaries, as applicable, other than for Cause (as defined in Dr. Andrew T. Yang’s offer letter with Seller, dated as of April 14, 2011), or upon his death or disability in any event at any time prior to the third Anniversary Date, the Buyer shall pay to the Payment Agent the amount of each subsequent Contingent Payment on each subsequent Anniversary Date that occurs after such a termination of employment or death or disability for distribution by the Payment Agent to the Seller Stockholders and holders of Vested Options as additional Merger Consideration. Once paid, any amounts paid under this Section 2.6 shall not be subject to recapture by any party nor shall any such amount to be paid be offset against any claims for indemnification under this Agreement.

2.7 Payment and Surrender of Evidence of Seller Securities; Payment Fund.

(a) Prior to the Effective Time, Buyer or Merger Sub shall designate Deutsche Bank Trust Company Americas or such other bank or trust company reasonably acceptable to Seller to act as payment agent in connection with the Merger (the “Payment Agent”). Subject to the terms of Section 2.3 and Section 2.8 hereof, at or prior to the Effective Time, Buyer will provide to and shall deposit in trust with, the Payment Agent, an amount in cash equal to the aggregate amount of Initial Merger Consideration payable to Seller Securityholders under this Agreement. Until used for that purpose, the funds shall be invested by the Payment Agent, as directed by Buyer, and in accordance with a Payment Agent Agreement between Buyer and the Payment Agent, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America or in deposit accounts or certificates of deposit with commercial banks.

(b) As soon as reasonably practicable after the date hereof but in any event prior to the Effective Time, Buyer shall cause to be mailed or otherwise made available to each holder of record of outstanding Seller Securities that will be converted pursuant to Section 2.1 into the right to receive Merger Consideration, and who has signed a written stockholder consent or joinder and waiver agreement as part of the Stockholders’ Consent, a letter of transmittal in the form to be provided by Buyer (a “Letter of Transmittal”), such other documents as may reasonably be required by Buyer (including any required Form W-8 or W-9) and instructions for use in effecting such holder’s delivery of all Seller Stock and vested Seller Stock Options held by such holder to the Payment Agent in exchange for the right to receive the Merger Consideration in respect thereof as contemplated in Section 2.1. Promptly after the Effective Time, Buyer shall cause to be mailed or otherwise made available to each holder of record of outstanding Seller Securities, and who has not, immediately following the Effective Time, signed a written stockholder consent or joinder and waiver agreement as part of the Stockholders’ Consent, such other documents as may reasonably be required by Buyer (including any required Form W-8 or W-9) and instructions for use in effecting such holder’s delivery of such Seller Securities to the Payment Agent in exchange for the Merger Consideration in respect thereof as contemplated in Section 2.1. Until surrendered as contemplated by this Article II, from and after the Effective Time each certificate or other evidence that, immediately prior to the Effective Time, represented a Seller Security shall be deemed to represent only the right to receive its portion of the Merger Consideration determined pursuant to this Agreement then due and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other security holder of Buyer or the Surviving Corporation or any other rights. Notwithstanding the foregoing, any surrendered certificate, notice of option grant or other evidence of ownership of a Seller Security that represents Dissenting Shares shall be returned to the Person surrendering such certificate or other evidence unless such Person waives all dissenters’ rights at or prior to such time. If the Merger Consideration is to be paid to a person other than the one in whose name such certificate or other evidence surrendered in exchange therefor is registered, it shall be a condition to such payment that such certificate or other evidence be properly endorsed (or accompanied by an appropriate instrument of transfer) and accompanied by evidence that any applicable stock or other security transfer taxes and other applicable taxes have been paid or provided for.

(c) The Payment Agent and Buyer, as the case may be, shall not be obligated to deliver cash to which a holder of Seller Securities would otherwise be entitled as a result of the Merger until such holder surrenders the certificate or certificates or notice of option grants or other evidence of ownership, as the case may be, representing the shares of Seller Securities for exchange as provided in this Section 2.7, or, executes an appropriate affidavit of loss and indemnity agreement (without a bond requirement posting).

(d) Attached as Schedule 2.7(d) is a schedule (the “Preliminary Conversion Schedule”) showing as of the date hereof (i) the name of each Seller Stockholder and the number, class and series of shares of Seller Stock held by each such Seller Stockholder; (ii) the name of each holder of Vested Options and the number of shares of Seller Common Stock subject to each Vested Option held by each such holder of Vested Options and the exercise price per share; and (iii) a calculation of (A) the aggregate amount of Initial Per Common Share

Payments and Escrow Per Common Share Payments (assuming no claims for Damages) payable to each Seller Securityholder pursuant to Section 2.2 and (B) the aggregate amount of Initial Per Vested Option Amounts and Escrow Per Vested Option Payments payable to each holder of Vested Options in respect of all Vested Options held by such holder. No later than two (2) Business Days prior to the expected Closing Date, Seller shall deliver to Buyer a schedule (the “Final Conversion Schedule”) showing, as of the Closing Date, (i) the name of each Seller Stockholder and the number, class and series of shares of Seller Stock held by each such Seller Stockholder; (ii) the name of each holder of Vested Options and the number of shares of Seller Common Stock subject to each Vested Option held by each such holder of Vested Options and the exercise price per share; (iii) a calculation of (A) the aggregate amount of Initial Per Common Share Payments and Escrow Per Common Share Payments (assuming no claims for Damages) payable to each Seller Securityholder pursuant to Section 2.2 and (B) the aggregate amount of Initial Per Vested Option Amounts and Escrow Per Vested Option Payments payable to each holder of Vested Options in respect of all Vested Options held by such holder and (iv) the amounts to be withheld from the Merger Consideration to which each Seller Securityholder is entitled, including the type and amount of each Tax to be withheld from each Seller Securityholder. The chief executive officer and the chief financial officer of Seller shall certify that the Final Conversion Schedule correctly reflects the calculations required to be made pursuant to this Agreement, and Seller shall deliver the Final Conversion Schedule together with such certification to Buyer at Closing.

(e) At any time which is more than twelve (12) months after the Effective Time, Buyer shall be entitled to require the Payment Agent to deliver to it any funds which had been deposited with the Payment Agent and have not been disbursed in accordance with this Article II (including, without limitation, interest and other income received by the Payment Agent in respect of the funds made available to it), and after the funds have been delivered to Buyer, Seller Securityholders entitled to payment in accordance with this Article II shall be entitled to look solely to Buyer (subject to abandoned property, escheat or other similar applicable Laws) for payment of the Merger Consideration upon surrender of the certificates or other evidence of ownership of a Seller Security held by them, without any interest thereon. Any Merger Consideration remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of Buyer free and clear of any claims or interest of any person previously entitled thereto.

(f) Notwithstanding anything to the contrary in this Article II, none of the Payment Agent, Buyer, the Surviving Corporation or any party hereto or agent thereof shall be liable to any Person in respect of any cash delivered to a public official as required by any applicable abandoned property, escheat or similar Law.

2.8 Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, any shares (the “Dissenting Shares”) of the Seller Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Seller Stockholders who, in accordance with Section 262 of the DGCL or Chapter 13 of the California Corporations Code (the “Appraisal Rights Provisions”), (i) have not voted in favor of adopting this Agreement, (ii)

shall have demanded properly in writing appraisal for such shares, (iii) have otherwise complied in all respects with the Appraisal Rights Provisions, and (iv) have not effectively withdrawn, lost, or failed to perfect their rights to appraisal (the “Dissenting Stockholders”), will not be converted into Merger Consideration, but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under the Appraisal Rights Provisions.

(b) Seller shall give Buyer and Merger Sub prompt notice of any demands received by Seller for the exercise of appraisal rights with respect to shares of Seller Stock and Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands. Seller shall not, except with the prior written consent of Buyer, which consent shall not be unreasonably withheld, make any payment with respect to, or settle or offer to settle, any such demands.

2.9 Performance Awards. In connection with the Merger, not more than five (5) Business Days prior to and effective on the Closing Date, Buyer and Buyer’s Board of Directors or designated committee shall grant to the employees of Seller or its Subsidiaries listed on Schedule 2.9 hereto, awards of restricted stock units with respect to Buyer Common Stock, each such award to cover a number of shares of Buyer Common Stock determined by dividing (i) the value set forth opposite the employee’s name on Schedule 2.9 (which shall be in preliminary form on the date of this Agreement and in final form prior to Closing) (the aggregate value of all such awards to equal $13 million) by (ii) the volume weighted-average closing price per share of Buyer Common Stock on Nasdaq for the fifteen (15) trading days prior to the Closing Date, and each such award to vest and be paid in accordance with the achievement by the Surviving Corporation of certain non-GAAP revenue and operating income criteria for each of the three (3) full fiscal year periods beginning on January 1, 2012, as mutually agreed to by Buyer and Seller’s Chief Executive Officer prior to Closing in accordance with and subject to the terms and conditions of Buyer’s Fourth Amended and Restated 1996 Stock Option and Incentive Plan and the applicable award agreement (the “Performance Awards”). To be eligible for such awards, each employee must enter into an IP Protection Agreement. Except as set forth above or in an offer letter executed in connection with the transactions contemplated hereby, the other terms and conditions of the Performance Awards shall be the same as the standard terms and conditions applicable to grants of restricted stock units made by Buyer to its employees.

2.10 Employee Incentive Bonus. In each of the three (3) full fiscal years beginning on January 1, 2012, the Seller Continuing Employees shall be eligible to receive an annual incentive bonus (the “Employee Incentive Bonus”), based on the achievement by the Surviving Corporation of certain non-GAAP revenue, operating income and technology milestone criteria, as mutually agreed to by Buyer and the Seller’s Chief Executive Officer prior to Closing, and as subsequently modified by the Buyer and Dr. Yang, in an aggregate amount equal to ten percent (10%) of the aggregate base salaries of such Seller Continuing Employees who are then employed by Buyer, the Surviving Corporation or one of their Subsidiaries for such fiscal year. The individual amounts of the Employee Incentive Bonus for each Seller Continuing Employee shall be mutually agreed to by Buyer’s and Seller’s Chief Executive Officers. The final aggregate amount of such Employee Incentive Bonuses is subject to approval by the Buyer’s Board of Directors or a committee thereof. Except as set forth in an offer letter executed in connection with the transactions contemplated hereby, the payment of an Employee Incentive Bonus to any Seller Continuing Employee shall be subject to the same terms and conditions as incentive bonuses are payable to Buyer’s employees.

2.11 Withholding Rights. Buyer, Seller and the Surviving Corporation shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as are required to deduct and withheld under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the persons receiving the amounts otherwise payable pursuant to this Agreement in respect of which such deduction and withholding was made.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure schedules delivered concurrently with the execution of this Agreement to Buyer and Merger Sub (the “Seller Disclosure Schedule”), which shall identify any exceptions to the representations, warranties and covenants contained in this Agreement (with specific reference to the particular Section or subsection to which such information relates; provided that an item disclosed in any Section or subsection shall be deemed to have been disclosed for each other Section or subsection of this Agreement to the extent the relevance is reasonably apparent on the face of such disclosure), Seller hereby represents and warrants to Buyer and Merger Sub as follows:

3.1 Corporate Organization.

(a) Seller is a corporation, duly organized, validly existing, and in good corporate standing under the laws of the State of Delaware. Seller has all requisite corporate power and authority to own, lease, or operate all of its properties and assets and to carry on its business as it is now being conducted. Seller is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. The Seller Charter and the Seller Bylaws, copies of which have previously been made available to Buyer and Merger Sub, are true, correct, and complete copies of such documents as currently in effect.

(b) Each of Seller’s Subsidiaries is a corporation or legal entity, validly existing and, if applicable, in good standing under the laws of the jurisdiction of its organization. Each of Seller’s Subsidiaries has all requisite corporate power or other power and authority to own, lease, or operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Seller’s Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(c) The Certificate of Incorporation and Bylaws or equivalent organizational documents of each of Seller’s Subsidiaries that currently have operations, copies of which have previously been made available to Buyer and Merger Sub, are true, correct, and complete copies of such documents as currently in effect.

3.2 Capitalization.

(a) The authorized capital stock of Seller consists of 21,000,000 shares of Seller Common Stock and 5,933,665 shares of preferred stock, $0.0001 par value per share (the “Seller Preferred Stock”), of which 3,633,665 shares of Seller Preferred Stock have been designated as Seller Series A Stock and 2,300,000 shares of Seller Preferred Stock have been designated as Seller Series B Stock. As of the date hereof, there were 11,435,550 shares of Seller Common Stock issued and outstanding (of which 36,482 were shares of stock subject to continued vesting after the Closing Date of the Seller), 3,633,665 shares of Seller Series A Stock are issued and outstanding and 2,300,000 shares of Seller Series B Stock are issued and outstanding. As of the date hereof, there were no shares of Seller Common Stock and no shares of Seller Preferred Stock held in the treasury of Seller. As of the date hereof, there were 3,010,566 shares of Seller Common Stock issuable upon exercise of outstanding Seller Stock Options, subject to adjustment on the terms set forth in the Seller Stock Option Plans. Seller has no shares of Seller Common Stock or Seller Preferred Stock reserved for issuance other than as described above. All issued and outstanding shares of Seller Stock have been duly authorized and validly issued and are fully paid, nonassessable, and free of preemptive rights, with no personal liability attaching to the ownership thereof except as required by law. Except for the Seller Stock Options or as reflected in Section 3.2(a) of the Seller Disclosure Schedule, Seller does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for Seller to issue, deliver, or sell, or cause to be issued, delivered, or sold any shares of Seller Common Stock or Seller Preferred Stock or any other equity security of Seller or any Subsidiary of Seller or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any shares of Seller Common Stock or Seller Preferred Stock or any other equity security of Seller or any Subsidiary of Seller or obligating Seller or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements. Except as set forth in Section 3.2(a) of the Seller Disclosure Schedule, there are no outstanding contractual obligations of Seller to repurchase, redeem, or otherwise acquire any shares of capital stock of, or other equity interests in, Seller or to provide funds to, or make any investment (in the form of a loan, capital contribution, or otherwise) in, any Subsidiary of Seller.

(b) Section 3.2(b) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all holders of Seller Stock as of the date hereof, including (i) the name and, to the extent known, the address of the Seller Stockholder and (ii) the number of shares of each class and series of Seller Stock held by such holder. The Seller Stockholders listed on Section 3.2(b) of the Seller Disclosure Schedule are the sole stockholders of Seller as of the date hereof and, to the Knowledge of Seller, own the shares of Seller Stock set forth opposite their names on Section 3.2(b) of the Seller Disclosure Schedule free and clear of all Encumbrances. Except as set forth on Section 3.2(b) of the Seller Disclosure Schedule, none of the outstanding shares of Seller Stock are subject to vesting. Except as set forth on Section 3.2(b) of the Seller Disclosure Schedule, there are no declared or accrued dividends with respect to any outstanding shares of Seller Stock.

(c) Section 3.2(c) of the Seller Disclosure Schedule sets forth (i) the name of each holder of a Seller Stock Option, (ii) the date each Seller Stock Option was granted, (iii) the number of shares of Seller Common Stock subject to each such Seller Stock Option, (iv) the expiration date of each such Seller Stock Option, (v) the vesting schedule (and acceleration rights) of each such Seller Stock Option, and (v) the price at which each such Seller Stock Option may be exercised. Except as set forth on Section 3.2(c) of the Seller Disclosure Schedule, all Seller Stock Options were granted under the Seller Stock Option Plans. True, correct and complete copies of the Seller Stock Option Plans, the standard grant agreement under each Seller Stock Option Plan and each agreement for each Seller Stock Option that does not conform in all material respects to the standard grant agreement under each Seller Stock Option Plan have been delivered or made available by Seller to Buyer.

(d) Except as contemplated by this Agreement or as set forth on Section 3.2(d) of the Seller Disclosure Schedule, Seller is not a party to, and as of the date hereof, to the Knowledge of Seller, there are no other voting trusts, proxies or other agreements or understandings with respect to the Seller Stock.

(e) Section 3.2(e) of the Seller Disclosure Schedule lists each of Seller’s Subsidiaries on the date of this Agreement and indicates for each such Subsidiary as of such date: (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by Seller; and (ii) the jurisdiction of incorporation or organization. Except as set forth in Section 3.2(e) of the Seller Disclosure Schedule, no Subsidiary of Seller has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of Seller to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests. All of the shares of capital stock of each of the Subsidiaries of Seller held, directly or indirectly, by Seller are validly issued, fully paid (to the extent required under the applicable governing documents), and nonassessable and are owned by Seller free and clear of any claim, lien, Encumbrance, or agreement with respect thereto.

3.3 Authority. Seller has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder, subject to obtaining the Stockholders’ Consent. The adoption, execution, delivery, and performance of this Agreement and the approval of the consummation of the transactions contemplated hereby have, as of the date hereof, been recommended by, and are duly and validly adopted and approved by a vote of, the Board of Directors of Seller. The Board of Directors of Seller has declared this Agreement advisable and has directed that this Agreement be submitted to the Seller Stockholders for adoption and approval and, except for the adoption and approval of this Agreement by the Seller Stockholders, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Seller is necessary to authorize the adoption, execution, delivery, and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and (assuming due authorization, execution, and delivery by Buyer, Merger Sub and the Securityholders’ Representative) constitutes the valid and binding obligations of Seller, enforceable against Seller in accordance with its respective terms, subject to applicable bankruptcy, insolvency, moratorium, or other similar laws relating to creditors’ rights and general principles of equity. The Stockholders’ Consent, when executed and delivered, will satisfy all requirements for consents, votes or approvals by the holders of any classes or series of Seller Stock necessary to approve and adopt, and consummate, this Agreement, the Merger and the transactions contemplated hereby and thereby in accordance with the Seller Charter and applicable Law.

3.4 No Violation; Required Filings and Consents. Assuming the adoption and approval of this Agreement by the Seller Stockholders and except (a) for filings, permits, authorizations, consents, and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, the HSR Act (and equivalent laws in foreign jurisdictions), and state securities or state “Blue Sky” laws, (b) for filing of the Certificate of Merger with the State of Delaware, and (c) as otherwise set forth in Section 3.4 of the Seller Disclosure Schedule, none of the execution, delivery, or performance of this Agreement by Seller, the consummation by Seller of the transactions contemplated hereby, or compliance by Seller with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of Seller or any of its Subsidiaries, (ii) require any filing with, notice by, or permit, authorization, consent, or approval of, any Governmental Authority, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement, or other instrument or obligation to which Seller is a party or by which it or any of its properties or assets may be bound, or (iv) violate any order, writ, injunction, decree, statute, rule, or regulation applicable to Seller or any of its properties or assets, excluding from the foregoing clauses (ii), (iii), and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches, or defaults that would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Merger, (B) otherwise prevent or materially delay performance by Seller of its material obligations under this Agreement, or (C) have a Seller Material Adverse Effect.

3.5 Broker’s Fees; Transaction Expenses. Seller has no liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated hereby based upon arrangements made by or on behalf of Seller, except for Deutsche Bank Securities Inc. The legal and accounting advisors, and any other Persons, to whom Seller currently expects to owe fees and expenses that will constitute Seller Transaction Expenses (which includes any amounts owed to Deutsche Bank Securities Inc.) are set forth on Section 3.5 of the Seller Disclosure Schedule, and other than the Seller Transaction Expenses that will be due to the entities set forth on Section 3.5 of the Seller Disclosure Schedule, there are not expected to be any other Seller Transaction Expenses.

3.6 Seller Financial Statements.

(a) Section 3.6(a) of the Seller Disclosure Schedule sets forth accurate and complete copies of (i) the audited consolidated balance sheet of Seller as of December 31, 2010 and the related audited statements of income and cash flows (collectively, the “2010 Financial Statements”) and (ii) the unaudited consolidated balance sheet of Seller as of March 31, 2011 and the related unaudited statements of income and cash flows of Seller for the three (3) months then ended (collectively, the “Most Recent Financial Statements,” and together with the 2010 Financial Statements, the “Seller Financial Statements”). Except as set forth in Section 3.6(a) of the Seller Disclosure Schedule, the Seller Financial Statements (x) have been prepared from the books and records of Seller in accordance with GAAP applied on a consistent basis throughout the periods involved, and (y) fairly present in all material respects the financial position of Seller as of the respective dates thereof and the results of operations and cash flows for the periods indicated (except as indicated in the notes thereto, and in the case of unaudited statements, as may be permitted in accordance with GAAP, and subject to normal year-end audit adjustments). Neither Seller nor any of Seller’s Subsidiaries has entered into any transactions involving the factoring of receivables, synthetic leases, off balance sheet arrangements or the use of special purpose entities for any off-balance sheet activity. Except as set forth in Section 3.6(a) of the Seller Disclosure Schedule, the revenue recognition policies of the Seller and the application of those policies are in compliance with the applicable standards under GAAP.

(b) The accounts receivable of Seller and its Subsidiaries reflected in the Seller Financial Statements, and all accounts receivable arising subsequent to the date of the consolidated balance sheet of Seller included in the Most Recent Financial Statements (the “Most Recent Balance Sheet”), (i) arose from bona fide transactions in the ordinary course of business consistent with past practice and (ii) except as set forth in Section 3.6(b) of the Seller Disclosure Schedule, are recorded in accordance with GAAP. Except as set forth in Section 3.6(b) of the Seller Disclosure Schedule, the reserves set forth on the Most Recent Balance Sheet against the accounts receivable for bad debts for Seller have been calculated in a manner consistent with GAAP and with the past practices of Seller.

(c) Except as set forth in Section 3.6(c) of the Seller Disclosure Schedule, the notes and accounts receivable (net of allowances for doubtful accounts as reflected therein) of Seller reflected in the Seller Financial Statements, and all notes and accounts receivable arising subsequent to the date of the Most Recent Balance Sheet are valid receivables and are not subject to any set-off or counterclaim.

(d) All accounts payable and accrued expenses of Seller and its Subsidiaries arose in bona fide arm’s length transactions in the ordinary course of business consistent with past practices. Since December 31, 2009, Seller and its Subsidiaries have paid their respective accounts payable in the ordinary course of business consistent with past practices, and neither Seller nor any of its Subsidiaries has materially delayed any such payments.

(e) The Seller and its Subsidiaries maintain a system of accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) access to assets is permitted only in accordance with management’s specific or general authorization.

(f) Neither Seller nor any of its Subsidiaries has received any written correspondence from any independent accounting firm that has conducted a review or audit of the financial statements for Seller and its Subsidiaries that identifies any “material weakness” or “significant deficiency” with respect to the accounting practices, procedures or policies of, or internal accounting controls employed by, Seller or any of its Subsidiaries.

(g) Except as set forth in Section 3.6(g) of the Seller Disclosure Schedule, as of the date hereof, neither Seller nor any of its Subsidiaries has any Indebtedness.

3.7 Absence of Certain Changes or Events. Since December 31, 2010, Seller and each of its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices and, except as set forth in Section 3.7 of the Seller Disclosure Schedule, there has not been:

(a) any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development on or prior to December 31, 2010) to the Knowledge of Seller which, individually or in the aggregate, has had, or would reasonably be expected to have, a Seller Material Adverse Effect;

(b) any material Encumbrance placed on any of the properties of Seller or any of its Subsidiaries, other than Permitted Encumbrances or Encumbrances incurred in the course of the ordinary operation of Seller or its Subsidiaries, as applicable, consistent with past practice;

(c) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Seller or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to Seller or to any wholly owned Subsidiary of Seller), or any repurchase, redemption or other acquisition by Seller or any of its Subsidiaries of any outstanding shares of capital stock or other securities of Seller or any of its Subsidiaries;

(d) any material change in any method of accounting or accounting practice by Seller or any of its Subsidiaries;

(e) (i) any increase in the compensation payable or to become payable to its officers or management employees (except for increases in the ordinary course of business, consistent with past practice) or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Laws, including Section 409A of the Code;

(f) (i) any claim of unfair labor practices involving Seller or any of its Subsidiaries, or (ii) any bonus payment or arrangement made to or with any of Seller’s or any of its Subsidiaries’ employees;

(g) any resignation, termination or removal of any member of senior management or any key supervisory personnel of Seller or any of its Subsidiaries or material loss of personnel of Seller or any of its Subsidiaries or material change in the terms and conditions of the employment of the senior management or key supervisory personnel of Seller or any of its Subsidiaries;

(h) any Tax election; any entry into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement with respect to Taxes; any settlement or compromise of any Tax liability, claim, notice, audit report or assessment; any surrender of any right to claim a Tax refund; or any consent to any extension or waiver of any statute of limitations relating to Taxes which would have the effect of materially increasing the Tax liability of Seller or its Subsidiaries for any taxable period occurring after the Closing Date;

(i) any amendment to the governing documents of Seller or any of its Subsidiaries;

(j) any sale, assignment, transfer or license of any Intellectual Property or other intangible assets owned by Seller or its Subsidiaries, other than licenses to customers in the ordinary course of business;

(k) any purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, of any material tangible properties or assets of Seller or any of its Subsidiaries, other than in the course of business;

(l) entered into, amended or terminated any lease, contract, agreement, commitment or any other transaction providing for payments in excess of $100,000 in the aggregate or any Seller Contract;

(m) any payment or discharge of a material Encumbrance or liability of Seller or any of its Subsidiaries which was not shown on the balance sheet included in the 2010 Financial Statements or incurred in the ordinary course of business thereafter;

(n) any other transaction entered into by Seller or any of its Subsidiaries other than transactions in the ordinary course of business; or

(o) any agreement to do any of the foregoing.

3.8 Legal Proceedings. Section 3.8 of the Seller Disclosure Schedule includes a description of all Actions, and, to the Knowledge of Seller, investigations of a Governmental Authority involving Seller or any of its Subsidiaries’ respective officers, directors, stockholders or key employees in connection with the business of Seller or any of its Subsidiaries occurring, arising or existing since January 1, 2008 or which are currently pending or have been threatened in writing. Except as set forth in Section 3.8 of the Seller Disclosure Schedule, (a) there is no Action pending or, to the Knowledge of Seller, threatened in writing against Seller or any of its Subsidiaries, and (b) neither Seller nor any Subsidiary is subject to any outstanding order, writ, judgment, injunction, or decree of any Governmental Authority, which, in the case of (a) or (b), would, individually or in the aggregate, (i) prevent or materially delay the consummation of the Merger, (ii) otherwise prevent or materially delay performance by Seller or any of its Subsidiaries of any their respective material obligations under this Agreement, or (iii) have a Seller Material Adverse Effect.

3.9 Absence of Undisclosed Liabilities. Neither Seller nor any of its Subsidiaries has any material liability or obligation of any nature, whether accrued, absolute, contingent, asserted, unasserted or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to liabilities or obligations of others, or liabilities for taxes due or then accrued or to become due, regardless of whether claims in respect thereof had been asserted as of such date), except liabilities or obligations (i) stated or adequately reserved against in the balance sheet included in the Most Recent Balance Sheet, (ii) incurred as a result of or arising out of the transactions contemplated by this Agreement, (iii) that have been incurred since the date of the Most Recent Balance Sheet in the ordinary course of business, (iv) under a contract that would be required to be described in the Seller Disclosure Schedule if the representations and warranties set forth in Sections 3.14 or 3.18 which are qualified by Knowledge, materiality or Material Adverse Effect, or by monetary thresholds, did not contain such limitations, or (v) as set forth in Section 3.9 of the Seller Disclosure Schedule.

3.10 Compliance, Permits.

(a) Except as set forth in Section 3.10(a) of the Seller Disclosure Schedule, Seller and each of its Subsidiaries currently is, and at all times since January 1, 2008 has been, in compliance in all material respects with all Laws, and neither Seller nor any of its Subsidiaries, nor, as to matters related to Seller or any of its Subsidiaries, to Seller’s Knowledge, any officer or director of Seller or any of its Subsidiaries, has received any notice from any Governmental Authority or any other Person that Seller or any of its Subsidiaries, or as to matters related to Seller or any of its Subsidiaries, to Seller’s Knowledge, any officer or director of Seller or any of its Subsidiaries, is in violation of or has violated in any material respect, any Laws.

(b) Each of Seller or each of its Subsidiaries owns, holds or possesses all material Permits which are necessary to entitle it to own, lease or possess, and operate and use its properties and assets and to carry on and conduct its business as now conducted, and there are no current material defaults under any such Permit. Section 3.10(b) of the Seller Disclosure Schedule lists each material Permit currently held by Seller or any of its Subsidiaries. Each of Seller and each of its Subsidiaries is currently fulfilling and performing its obligations under each of the material Permits held by it or to which it is bound in all material respects, and no suspension or cancellation of any of such Permits is pending, or threatened in writing. Each of the material Permits is valid, subsisting and in full force and effect. Neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller of the transactions contemplated hereby will result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default under, or give rise to a payment obligation under or right of termination or cancellation of, any Permit.

3.11 Taxes and Tax Returns.

(a) Each income Tax Return and any other material Tax Return required to be filed by, or on behalf of, Seller or any of its Subsidiaries, and each income Tax Return and each other material Tax Return in which Seller or any of its Subsidiaries was required to be included, has been timely filed. Each such Tax Return is true, correct and complete in all material respects.

(b) Seller and each of its Subsidiaries (i) has paid (or has had paid on its behalf) all material Taxes due and owing, whether or not shown as due on any Tax Return, and (ii) has withheld and remitted to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c) The unpaid Taxes of Seller and its Subsidiaries for the period up to the date of the Most Recent Financial Statements did not, as of such date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such financial statements (rather than in any notes thereto) and will not exceed that reserve as such reserve is adjusted for operations and transactions of Seller and its Subsidiaries in the ordinary course of business through the Closing Date, with the accrued Taxes thereon calculated in accordance with the past custom and practice of Seller and its Subsidiaries in filing their Tax Returns. Any such reserve for Tax liability described in the preceding sentence was determined in accordance with GAAP.

(d) Except as set forth in Section 3.11(d) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return or with respect to any Tax assessment or deficiency.

(e) Neither Seller nor any of its Subsidiaries has waived any statute of limitations with respect to any Taxes.

(f) There is no Tax claim, audit, suit, or administrative or judicial Tax proceeding now pending or presently in progress or, to the Knowledge of Seller or any of its Subsidiaries, threatened with respect to a Tax Return of Seller or any of its Subsidiaries, nor has there been any Tax claim, audit, suit or administrative or judicial Tax proceeding pending or in progress or, to the Knowledge of Seller or any of its Subsidiaries, threatened with respect to a Tax Return of Seller of any of its Subsidiaries since January 1, 2005.

(g) Neither Seller nor or any of its Subsidiaries has received notice in writing of any audit or of any proposed deficiencies from any Taxing Authority.

(h) Neither Seller nor any of its Subsidiaries has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(i) Neither Seller nor any of its Subsidiaries is party to or has any obligation under any Tax sharing agreement (whether written or not) or any express or implied Tax indemnity or other Tax allocation agreement or arrangement (in each case, other than customary contracts or agreements entered into in the ordinary course of business and any lending agreements the principal purpose of each of which is not with respect to Taxes).

(j) Neither Seller nor any of its Subsidiaries (A) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns, other than a group the common parent of which was Seller or (B) has any liability for the Taxes of any person (other than Seller or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise (in the case of by contract, other than customary contracts or agreements entered into in the ordinary course of business and any lending agreements the principal purpose of each of which is not with respect to Taxes).

(k) Seller and each of its Subsidiaries are C-Corporations for federal income tax purposes. The taxable year of the Seller and each of its Subsidiaries for all income Tax purposes is the fiscal year ended December 31st, and Seller and each of its Subsidiaries uses the accrual method of accounting in keeping its books and in computing taxable income.

(l) Seller has delivered or made available to Buyer correct and complete copies of all Tax Returns filed by Seller and its Subsidiaries on or after January 1, 2005, and all private letter rulings, determination letters, closing agreements and other correspondence issued by any Taxing Authority to Seller or any of its Subsidiaries on or after January 1, 2005.

(m) Neither Seller nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) Neither Seller nor any of its Subsidiaries has participated in a reportable transaction within the meaning of Treasury Regulations Section 1.6011-4 (or any predecessor provision).

(o) Except as set forth on Section 3.11(o) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law);

(iv) installment sale or open transaction disposition made on or prior to the Closing Date;

(v) prepaid amount received on or prior to the Closing Date; or

(vi) election under Section 108(i) of the Code.

(p) There are no liens for Taxes with respect to any assets of Seller or any of its Subsidiaries other than liens for Taxes that are not yet due or payable or that are being contested in good faith and for which an adequate reserve has been recorded on the Most Recent Financial Statements.

(q) No claim has been made by any Taxing Authority that Seller or any of its Subsidiaries is subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns.

(r) Neither Seller nor any of its Subsidiaries is a party to any contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would reasonably be expected to give rise in connection with the consummation of the transactions contemplated hereby to (i) any parachute payment subject to Section 280G of the Code (or any similar provision of state, local or non-U.S. Tax Law), nor has Seller made any such payment, and the consummation of the transactions contemplated herein shall not obligate Seller or any other entity to make any parachute payment subject to Section 280G of the Code or (ii) a payment that will not be fully deductible as a result of Section 162(m) of the Code (or any similar provision of state, local or non-U.S. Tax Law).

(s) Each non-U.S. Subsidiary of Seller (x) is not expected to recognize a material amount of “subpart F income” as defined in Section 952 of the Code during any Straddle Period, and (y) is not expected to have investments in “United States property” within the meaning of Section 956 of the Code during any Straddle Period. Each non-U.S. Subsidiary of the Seller has never been a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the Code and will not be a PFIC as of the Closing Date assuming that the taxable year of such non-U.S. Subsidiary of the Seller ended as of the Closing Date. The Seller and each of its non-U.S. Subsidiaries have complied with any applicable reporting and recordkeeping requirements under Sections 6038, 6038B, 6038C, 6046 and 6046A of the Code.

(t) Each of Seller and its Subsidiaries is registered for VAT in its jurisdiction of incorporation (except if Seller or any of its Subsidiaries is incorporated in a jurisdiction in which VAT is not imposed) and each has materially complied with all statutory provisions, rules, regulations, orders and directions in respect of any value added or similar tax on consumption, maintains full and accurate records, and has never been subject to any material interest, forfeiture, surcharge or penalty and none is a member of a group or consolidation with any other company for purposes of VAT.

(u) Each non-U.S. Subsidiary of Seller is and has always been taxable as a corporation and is classified as a “controlled foreign corporation,” within the meaning of Code Section 957(a), for U.S. federal income tax purposes and has had comparable status under the laws of any state or local jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return.

(v) Notwithstanding anything to the contrary in this Agreement, Seller is not making, and shall not be construed to have made, any representation or warranty as to the amount or utilization of any net operating losses, tax credit, tax basis or other tax attribute of Seller or any of its Subsidiaries.

(w) The representations and warranties in this Section 3.11 shall be the sole and exclusive representations and warranties of Seller with respect to Taxes.

3.12 Employee Benefit Programs.

(a) The Employee Programs maintained by Seller or an ERISA Affiliate or with respect to which Seller or an ERISA Affiliate has or may have liabilities are referred to herein as the “Seller Employee Programs”. Section 3.12(a) of the Seller Disclosure Schedule sets forth a list of each Seller Employee Program.

(b) Each Seller Employee Program which is intended to qualify under Section 401(a) or 501(c)(9) of the Code has received a favorable determination or approval letter from the IRS regarding its qualification under such section and has, to the Knowledge of Seller, been qualified under the applicable section of the Code from the effective date of such Seller Employee Program through and including the Closing Date (or, if earlier, the date that all of such Seller Employee Program’s assets were distributed). To the Knowledge of Seller, no event or omission has occurred which would cause any Seller Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including without limitation Code Sections 105, 125, 401(a) and 501(c)(9)). No partial termination (within the meaning of Section 411(d)(3) of the Code) has occurred with respect to any Employee Program.

(c) Neither Seller nor any ERISA Affiliate knows of any failure of any party to comply in all material respects with any laws applicable with respect to the Seller Employee Programs. With respect to any Seller Employee Program, there has been no (i) “prohibited transaction,” as defined in Section 406 of ERISA or Code Section 4975, (ii) failure to comply with any provision of ERISA, other applicable Law, or any agreement, or (iii) non deductible contribution, which, in the case of any of (i), (ii), or (iii), would subject Seller or any ERISA Affiliate to material liability either directly or indirectly (including, without limitation, through any obligation of indemnification or contribution) for any damages, penalties, or taxes, or any other loss or expense. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Seller, threatened with respect to any such Seller Employee Program. All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Law) with respect to all Seller Employee Programs, for all periods prior to the Closing Date in all material respects, either have been made or have been accrued.

(d) Neither Seller nor any ERISA Affiliate has within the past six years maintained an Employee Program subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or a Multiemployer Plan. None of the Seller Employee Programs has ever in the past six years provided health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or state continuation laws or benefits in the nature of severance pay pursuant to an employment, severance or similar agreement) or has ever been promised to provide such post-termination benefits.

(e) With respect to each Seller Employee Program, complete and correct copies of the following documents (if applicable to such Employee Program) have previously been delivered or made available to Buyer: (i) all documents embodying such Seller Employee Program, and any funding medium for the Seller Employee Program (including, without limitation, trust agreements) as they may have been amended to the date hereof; (ii) the most recent IRS determination or opinion letter, and any applications for determination or approval subsequently filed with the IRS; (iii) the most recently filed IRS Forms 5500, with all applicable schedules and accountants’ opinions attached thereto; (iv) the most recent actuarial valuation report completed with respect to such Seller Employee Program; (v) the summary plan description for such Seller Employee Program (or other descriptions of such Seller Employee Program provided to employees) and all subsequent modifications thereto; (vi) any insurance policy (including any fiduciary liability insurance policy or fidelity bond) related to such Seller Employee Program; (vii) any registration statement or other filing made pursuant to any federal or state securities law and (viii) all material correspondence to and from any state or federal agency within the last three years with respect to such Seller Employee Program.

(f) Each Seller Employee Program may be amended, terminated, or otherwise modified by Seller in accordance with its terms.

(g) Except as set forth in Section 3.12(g) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries is a party to any employment or consulting agreements with any current or former manager, director, officer, or employee which required payment of cash compensation in the calendar year ended December 31, 2010 in excess of $100,000 or is expected to require payment of cash compensation in the calendar year ending December 31, 2011 in excess of $100,000.

(h) Except with respect to the agreements disclosed or described generally in Section 3.12(h) of the Seller Disclosure Schedule or as contemplated by this Agreement, neither Seller nor any of its Subsidiaries is a party to any oral or written (i) agreement with any stockholders, director, or employee of Seller or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Seller or any of its Subsidiaries of the nature of any of the transactions contemplated by this Agreement or (B) providing any term of employment or compensation guarantee, or (C) severance benefits after the termination of employment of such director or employee; or (ii) agreement or plan binding Seller or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement.

(i) Each Employee Program that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in material operational and documentary compliance with Section 409A of the Code since January 1, 2009. No Seller Stock Option is subject to Section 409A of the Code.

(j) For purposes of this section:

(i) “Employee Program” means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; (B) all stock option plans, stock purchase plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements (including any informal arrangements) not described in (A) above, including without limitation, any arrangement intended to comply with Code Section 120, 125, 127, 129 or 137; (C) all plans or arrangements providing compensation to employee and non-employee directors; and (D) all employment, severance, change in control or similar agreements. In the case of an Employee Program funded through a trust described in Code Section 401(a) or an organization described in Code Section 501(c)(9), or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

(ii) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Law) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

(iii) An entity is an “ERISA Affiliate” of Seller if it would have ever in the past six years been considered a single employer with Seller under ERISA Section 4001(b) or part of the same “controlled group” as Seller for purposes of ERISA Section 302(d)(8)(C).

(iv) “Multiemployer Plan” means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

3.13 Labor and Employment Matters.

(a) Seller and its Subsidiaries are in material compliance with all federal, state, and foreign laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including, but not limited to Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and the related rules and regulations adopted by those federal agencies responsible for the administration of such laws, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages. There are not currently any material audits or investigations pending or scheduled by any Governmental Authority pertaining to the employment practices of Seller or any of its Subsidiaries and, to the Knowledge of Seller, no complaints relating to employment practices of Seller or any of its Subsidiaries have been made to any Governmental Authority or submitted to Seller or any of its Subsidiaries.

(b) Neither Seller nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither Seller nor any of its Subsidiaries is subject to any charge, demand, petition, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization nor is there pending or threatened in writing any labor strike or lockout involving Seller or any of its Subsidiaries.

(c) Except as set forth in Section 3.13(c) of the Seller Disclosure Schedule, all employees of Seller or any of its Subsidiaries are employed at-will.

(d) There are no changes pending or to the Knowledge of Seller, threatened in writing with respect to (including, without limitation, the resignation of) the terms and conditions of employment of any key employees (such term meaning permanent and temporary, full-time and part-time employees) of Seller or any Subsidiary, nor has Seller or any of its Subsidiaries received any notice or information concerning any prospective change with respect to such key employees.

(e) Since January 1, 2008, there has been no “plant closing,” “business closing” or “mass layoff” as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”), or any similar state, local or foreign Law or regulation affecting any site of employment of Seller or any of its Subsidiaries, or one or more facilities or operating units within any site of employment or facility of Seller or any of its Subsidiaries, and, during the 90-day period preceding the date hereof, no current or former employee or consultant of Seller or any of its Subsidiaries has suffered an “employment loss” (as defined in the WARN Act) with respect to Seller or any of its Subsidiaries.

3.14 Material Contracts. Section 3.14 of the Seller Disclosure Schedule is a correct and complete list of each currently effective contract to which Seller or any of its Subsidiaries is a party as of the date hereof and which constitutes any of the following (collectively, the “Seller Contracts”):

(a) a partnership, joint venture, strategic alliance or similar contract;

(b) a contract providing for the indemnification by any of Seller or a Subsidiary of Seller of any Person, other than in the ordinary course of business consistent with past practice;

(c) an agreement, arrangement or obligation with another Person which purports to limit in any material respect (i) the ability of Seller or any of its Subsidiaries to solicit customers, (ii) the localities in which all or any significant portion of the business and operations of Seller or any of its Subsidiaries or, following the consummation of the transactions contemplated by this Agreement, the business and operations of Buyer and its Affiliates, is or would be conducted, or (iii) the scope of the business and operations of Seller and its Subsidiaries, taken as a whole;

(d) any material licenses, sublicenses and other agreements to which Seller or its Subsidiaries are a party (i) granting any other Person rights in Seller Intellectual Property other than non-exclusive customer licenses substantially in the form of Seller’s or its Subsidiaries’ form agreements, copies of which have been made available to Buyer, (ii) restricting in any respect the right of Seller or its Subsidiaries to use any Owned Seller Intellectual Property, or (iii) pursuant to which Seller or any of its Subsidiaries have a license or are otherwise authorized to use any Intellectual Property of another Person, which is incorporated in, is, or forms a part of any Product or which is otherwise used by Seller or any of its Subsidiaries in the Business, other than commercial off-the-shelf software having an acquisition price of less than $50,000;

(e) a contract that contains any royalty, dividend or similar arrangement based on the revenues or profits of Seller or any of its Subsidiaries;

(f) agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of Seller or any of its Subsidiaries;

(g) a material contract with any Governmental Authority;

(h) a contract for the acquisition or disposition of any material interest in, or any material amount of, property or assets of Seller or any of its Subsidiaries other than in the ordinary course of business consistent with past practice or for the grant to any Person of any preferential rights to purchase any of their assets;

(i) a contract under which Seller or any of its Subsidiaries has made advances or loans to any other Person; or

(j) any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from Seller or any of its Subsidiaries in excess of $100,000, other than agreements entered into in the ordinary course of business consistent with past practice and the Seller Employee Programs.

Seller has made available or delivered to Buyer and Merger Sub true and complete copies of all written and accurate and complete descriptions of all material terms of all oral Seller Contracts. Each Seller Contract is in full force and effect in all material respects and neither Seller nor any of its Subsidiaries or, to the Knowledge of Seller, any other party thereto is in material default or material breach under the terms of any such Seller Contract and no event has occurred that, with the passage of time or the giving of notice or both, would result in a material default, material breach or event of material noncompliance by Seller or any of its Subsidiaries under any such Seller Contract or permit termination of or acceleration under such Seller Contract. Each Seller Contract is a valid and binding obligation of Seller and/or its Subsidiaries and, to the Knowledge of Seller, each of the other parties, and subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity, enforceable against them in accordance with its terms. Seller and/or each of its Subsidiaries has duly performed all of its material obligations under each such Seller Contract to the extent that such obligations have accrued.

3.15 Properties.

(a) Section 3.15(a) of the Seller Disclosure Schedule identifies (i) the street address of each parcel of Leased Real Property, (ii) the identification of the lease, license, sublease or other occupancy agreements and all material amendments, modifications, supplements, and assignments thereto, together with all material exhibits, addendum, riders and other documents constituting a part thereof for each parcel of Leased Real Property (collectively, the “Leases”); (iii) the identity of the lessor, lessee, and current occupant (if different than the lessee) of each such parcel of Leased Real Property; and (iv) the length of term for the tenancy (referencing applicable renewal periods) and rental payment amounts (including escalations) pertaining to each such parcel of Leased Real Property. With respect to each Lease, except as would not, individually or in the aggregate, have a Seller Material Adverse Effect:

(i) the Leases are valid, binding, and, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity, enforceable and in full force and effect in all material respects and have not been modified or amended except as disclosed on Section 3.15(a) of the Seller Disclosure Schedule, and the Seller or a Subsidiary holds a valid and existing leasehold interest under such Leases free and clear of any Encumbrances except Permitted Encumbrances. The Leases constitute all of and the only agreements under which the Seller or any Subsidiary holds leasehold or subleasehold interests in any real property. The Seller has delivered or made available to Buyer complete and accurate copies of each of the Leases described in Section 3.15(a) of the Seller Disclosure Schedule;

(ii) none of the Leased Real Property is subject to any Encumbrance other than a Permitted Encumbrance;

(iii) no consents, approvals, authorizations or waivers by third parties are required for the continued use or occupation of the Leased Real Property following the Closing, or are required in order to prevent a breach of or default under or a termination or modification of, or any right of acceleration of any liability under a Lease Agreement either prior to or following the Closing;

(iv) each Lease shall continue to be legal, valid, binding, enforceable and in full force and effect in accordance with their respective terms on identical terms following the Closing;

(v) with respect to each of the Leases, none of Seller nor any Subsidiary has exercised or given any notice of exercise, nor has any lessor or landlord exercised or received any notice of exercise, of any option, right of first offer or right of first refusal contained in any such Lease, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation;

(vi) neither Seller, any of its Subsidiaries, nor, to the Knowledge of Seller, any other party to any Leases is in material breach or default, and, to the

Knowledge of Seller, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the Leases;

(vii) to Seller’s Knowledge, no party to the Leases has repudiated any provision thereof and there are no oral agreements or forbearance programs in effect as to the Leases; and

(viii) neither Seller nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in the leasehold or subleasehold under any of the Leases or any Ancillary Lease Documents.

(b) The Leased Real Property constitutes all of the real property used or occupied by Seller and its Subsidiaries in connection with the conduct of the Business.

(c) Neither the Seller nor any of its Subsidiaries has any Owned Real Property.

(d) To the Knowledge of Seller, Seller and its Subsidiaries own good title, free and clear of all Encumbrances, to all personal property and other non-real estate assets, in all cases excluding Intellectual Property, necessary to conduct the business of Seller as currently conducted, except for (i) Encumbrances reflected in the Seller Financial Statements, (ii) Encumbrances or imperfections of title that do not materially detract from the value or materially interfere with the present use of the assets subject thereto or affected thereby, (iii) Encumbrances for current Taxes not yet due and payable, and (iv) Encumbrances on the landlord’s interest in the premises. Seller and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess, and control all personal property leased by Seller or its Subsidiaries as now used, possessed, and controlled by Seller or its Subsidiaries, as applicable.

3.16 Environmental Liability. Except as would not, individually or in the aggregate, have a Seller Material Adverse Effect:

(a) Seller and its Subsidiaries are, and since January 1, 2008 have been, in material compliance with all Environmental Laws applicable to their operations and use of the Owned Real Property or the Leased Real Property;

(b) none of Seller or any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by any of Seller or its Subsidiaries at or on the Owned Real Property or the Leased Real Property that requires reporting, investigation or remediation by Seller or its Subsidiaries pursuant to any Environmental Law;

(c) none of Seller or any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law; (ii) received any written request for information, notice, demand letter, administrative inquiry or written complaint or claim under any Environmental Law; (iii) been subject to or, to the Knowledge of Seller, threatened in writing with any governmental or citizen enforcement action with respect to any Environmental Law or (iv) received written notice of or otherwise has knowledge of any unsatisfied liability under any Environmental Law; and

(d) to the Knowledge of Seller, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Owned Real Property or the Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by Seller or any of its Subsidiaries pursuant to any Environmental Law.

(e) For the purposes of this Agreement:

(i) “Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.

(ii) “Environmental Laws” means all Laws relating to protection of the Environment, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar federal, state and local laws as in effect on the Closing Date.

(iii) “Hazardous Material” means any pollutant, toxic substance, hazardous waste, hazardous materials, hazardous substances, petroleum or petroleum-containing products as defined in, or listed under, any Environmental Law.

(iv) “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.

3.17 Customers. Section 3.17 of the Seller Disclosure Schedule sets forth the name of each of the twenty (20) largest customers of Seller and its Subsidiaries by revenue for each of the fiscal years ended December 31, 2009 and December 31, 2010 and for the three months ended March 31, 2011 (each a “Material Customer”). Except as set forth in Section 3.17 of the Seller Disclosure Schedule, since the date of the Most Recent Balance Sheet, no Material Customer has canceled or otherwise terminated its relationship with Seller or any of its Subsidiaries or has materially decreased its usage or purchase of the services or products of Seller or any of its Subsidiaries. Except as set forth on Section 3.17 of the Seller Disclosure Schedule, no Material Customer has given Seller or any of its Subsidiaries written notice of any plan or intention to terminate, cancel or otherwise materially and adversely modify its relationship with Seller or any of its Subsidiaries or to decrease materially or limit its usage, purchase or distribution of the services or products of Seller or any of its Subsidiaries.

3.18 Intellectual Property.

(a) Section 3.18(a) of the Seller Disclosure Schedule contains a complete and accurate list of all worldwide (i) issued patents and patent applications owned by Seller or its Subsidiaries (“Seller Patents”), (ii) Marks filed or registered with a Governmental Authority and owned by Seller or its Subsidiaries (“Seller Marks”), (iii) Copyrights filed or registered with a Governmental Authority and owned by Seller or its Subsidiaries (“Seller Copyrights,” and together with the Seller Patents and Seller Marks, “Seller Registered IP”), (iv) material unregistered Marks used in the Business and owned by Seller or its Subsidiaries, (v) domain names and URLs owned by Seller or its Subsidiaries, and (vi) all of the Products, including those Products currently supported by Seller or its Subsidiaries.

Except as set forth on the applicable subsection of Section 3.18 of the Seller Disclosure Schedule:

(b) with respect to all of the Intellectual Property used in connection with, or necessary to, the operation of the Business (“Seller Intellectual Property”), Seller and its Subsidiaries either (i) exclusively own the Seller Intellectual Property, free and clear of liens, other than for non-exclusive licenses granted to customers in the ordinary course of business, or (ii) possess adequate rights to use, license, and distribute the Seller Intellectual Property pursuant to a written license or other authorization;

(c) all Seller Registered IP is valid and enforceable, as applicable, and all Seller Registered IP is in compliance with formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, proofs of working or use, timely post-registration filing of affidavits of use and incontestability and renewal applications), and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date. In each case where a Seller Patent is held by Seller by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office or other applicable Governmental Authority in the applicable jurisdiction. No Seller Patent has been or is now involved in any interference, reissue, re-examination or opposition proceeding; no Seller Mark has been or is now involved in any opposition, invalidation or cancellation proceeding and, to Knowledge of Seller, no such action is threatened with respect to any Seller Marks. To the Knowledge of Seller, there is no patent or patent application of any other Person that would provide a reasonable basis for an interference proceeding against any Seller Patent before any Governmental Authority in the applicable jurisdiction. All current Products contain a notice of Seller Marks and Seller Patents as required by applicable Laws.

(d) all former and current employees, consultants and contractors of Seller or its Subsidiaries with technical responsibilities or involved in the creation of Intellectual Property for Seller or any of its Subsidiaries have executed written instruments with Seller or its Subsidiaries that irrevocably assign to Seller or its Subsidiaries all rights, title and interest to any inventions, improvements, discoveries, writings or other works of authorship, or information arising from or developed within their scope of employment or performance of services for the Seller or its Subsidiaries relating to the Business of Seller or its Subsidiaries or any of the Products. No employee, consultant or contractor of Seller or its Subsidiaries has any claim, right (whether or not currently exercisable) or interest to or in any Owned Seller Intellectual Property;

(e) there are no pending, or, to the Knowledge of Seller, threatened claims against Seller or any of its Subsidiaries or any of their respective employees alleging that the operation of the Business or the manufacture, sale and/or use of any Product infringes on, violates or misappropriates (or in the past infringed on, violated or misappropriated) the rights of other Persons in or to any Intellectual Property (“Third Party IP Assets”) or that any Owned Seller Intellectual Property is invalid or unenforceable;

(f) neither the operation of the Business, nor the manufacture, use and/or sale of any Product infringes on, violates or misappropriates (or in the past infringed on, violated or misappropriated) any Third Party IP Asset;

(g) as of the date hereof, no contractors or independent consultants of Seller or any of its Subsidiaries were involved in the creation or development of any Intellectual Property contained in any version of its RedHawk and Totem products;

(h) to the Knowledge of Seller, there is no, nor has there been any, infringement, violation or misappropriation by any other Persons of any Seller Intellectual Property;

(i) Seller and its Subsidiaries have each taken commercially reasonable security measures to protect the confidentiality of all Trade Secrets owned or used or held for use by Seller or any of its Subsidiaries in connection with the Business;

(j) the Products each perform in a manner that does not deviate from the Product’s documented specifications, where such deviations would reasonably be expected to have a Seller Material Adverse Effect;

(k) neither Seller nor any of its Subsidiaries has received written complaints alleging that the Products contain any “viruses”, “worms”, “time-bombs”, or any other similar devices that could disrupt or interfere with the operation of the Products or equipment upon which the Products operate, or the integrity of the data, information or signals the Products produce in a manner adverse to Seller or any of its Subsidiaries or any customer or licensee of Seller or any of its Subsidiaries or recipient of any Product;

(l) (i) the source code for all software that is proprietary to Seller or its Subsidiaries or is otherwise included in the Products (“Seller Source Code”) is sufficiently documented to permit further development and maintenance by software developers having ordinary skill in the art, (ii) neither Seller nor any of its Subsidiaries has granted to any Person, directly or indirectly, any current or contingent rights, licenses or interests in or to Seller Source Code pursuant to any agreement, (iii) no condition exists which could subject Seller or any of its Subsidiaries to an obligation to deliver, disclose, or license Seller Source Code to any Person pursuant to the terms of any such agreement; and (iv) neither Seller nor any of its Subsidiaries has provided or disclosed any Seller Source Code to any Person not having an obligation of confidentiality to Seller or its Subsidiaries;

(m) each of Seller and its Subsidiaries uses commercially reasonable methods to detect and prevent viruses and any software routines designed to permit unauthorized access, to disable or erase software, hardware or data, or to perform any other similar actions (and subsequently to correct or remove such viruses) that may be present in the Products;

(n) neither Seller nor any of its Subsidiaries has experienced in the two-year period prior to the date of this Agreement any material defect in the software and hardware used in the Business as it is currently conducted that has not been fully resolved, including any error or omission in the processing of any data, where such defects have had a Seller Material Adverse Effect;

(o) no government funding, facilities of a university, college, other educational institution or research center or funding from other Persons was used in the development of any Owned Seller Intellectual Property, and to the Knowledge of Seller, no officer, employee or independent contractor of Seller or any of its Subsidiaries who was involved in, or who contributed to, the creation or development of any Owned Seller Intellectual Property, have performed services for the government, university, college, or other educational institution or research center during a period of time during which such Person was also performing services for Seller or its Subsidiaries;

(p) neither Seller nor any of its Subsidiaries has any commitment to any standards body to license any Seller Intellectual Property to any other Person by virtue of that Person being a member of a standards body, or to any Person by virtue of that Person having implemented a standard administered or promulgated by a standards body, and none of the Products are required to be compliant with any standards promulgated or administered by, or with any operating systems offered by, any Governmental Authority or other Person as a result of Seller’s or any of its Subsidiaries’ membership in any such standards body; and

(q) except as set forth on Section 3.18(q) of the Seller Disclosure Schedule, the Products do not contain, incorporate, link or call to or otherwise use any software (in source or object code form) licensed from another party under a license commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any library or code licensed under the GNU General Public License, GNU Lesser General Public License or any other restrictive license arrangement).

3.19 Warranty and Related Matters.

There are no existing or threatened in writing claims against any of Seller or any of its Subsidiaries relating to any work performed by any of Seller or any of its Subsidiaries, product liability, warranty or other similar claims against any of Seller or any of its Subsidiaries alleging that any Product is defective or fails to meet any product or service warranties which would reasonably be expected to have a Seller Material Adverse Effect. There are (a) no inherent design defects or systemic or chronic problems in any Product and (b) no Liabilities for warranty or other claims or returns with respect to any Product relating to any such defects or problems which would reasonably be expected to have a Seller Material Adverse Effect.

3.20 Books and Records. The minutes of the board of directors and the committees of Seller since January 1, 2010 have been made available to Buyer, and such minutes (i) contain a summary that is complete in all material respects of all meetings and actions since such date of the board of directors and the committees of Seller through the date of the latest meeting and action and (ii) accurately in all material respects reflect all meetings and actions referred to in such minutes. Seller and its Subsidiaries have made available to Buyer and Merger Sub true, accurate and complete copies of all internal and external audit control recommendations and exception items contained in written reports made within twelve (12) months prior to the date hereof relating to Seller and its Subsidiaries and the responses of Seller and its Subsidiaries have, to the extent and at or before the times set forth in such responses, materially complies with or substantially addressed such recommendations, exceptions and deficiency items. The books, records and accounts of Seller and each of its Subsidiaries are true, accurate and complete in all material respects and reflect actual, bona fide transactions, and have been maintained in accordance with GAAP and, in all material respects, with applicable Laws.

3.21 Related Party Transactions. Except for indemnification, compensatory or employment-related contracts, or “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and each of which has been made available to Buyer, and except as set forth on Section 3.21 of the Seller Disclosure Schedule, there are no contracts under which the Seller or any of its Subsidiaries has any existing or future material liabilities between the Seller or any of its Subsidiaries, on the one hand, and, on the other hand, any (a) executive officer or director of Seller or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of Seller’s outstanding capital stock or (c) to the Knowledge of Seller, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Seller or any of its Subsidiaries) in each case, that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (a “Related Party Transaction”).

3.22 Illegal Payments. Neither Seller nor any of its Subsidiaries (including any of its respective officers or directors) has taken or failed to take any action which would cause it to be in material violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder. Neither Seller nor any of its Subsidiaries or, to the Knowledge of Seller, any third party authorized by Seller to act on behalf of Seller or any of its Subsidiaries, has offered, paid, promised to pay, or authorized, directly or indirectly, the giving of money or anything of value to any Official, or to any other Person while knowing of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist Seller, any of its Subsidiaries or any other Person in obtaining or retaining business for or with, or directing business to, Seller or any of its Subsidiaries. For purposes of this Agreement, an “Official” shall include of any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Authority.

3.23 Export.

(a) Neither Seller nor any of its Subsidiaries nor, to Seller’s Knowledge, any of their respective officers, directors, stockholders, agents, distributors, employees and other Persons associated with or acting on their behalf has in conjunction with the sale, distribution, licensing and other exploitation of Products and operation of the Business, violated or failed to comply with any applicable Law related to the sale, marketing, promotion or export of goods, including any Law promulgated or enforced by the Office of Foreign Assets Control in the United States Department of the Treasury, the United States Department of Commerce or any other department or agency of the United States federal government, including the Arms Export Control Act, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Export Administration Act, the 1930 Tariff Act, the Export Administration Regulations, the International Traffic in Arms Regulations and the United States Customers Regulations (the “Trade Laws”). Furthermore, to Seller’s Knowledge, the foregoing Persons have made reasonable efforts to ensure that Seller has not taken any action that would cause it to be in violation of the Trade Laws or any other similar Laws.

(b) Neither Seller nor any of its Subsidiaries has received notice that it, or, to Seller’s Knowledge, any of its officers, directors, stockholders, agents, distributors, employees and other Persons associated with or acting on its behalf, is or has been the subject of any investigation, complaint or claim by any Governmental Authority of any violation of any Trade Law or, to the Knowledge of Seller, is in, or currently conducts any practice in connection with the Business that could reasonably be expected to be considered by a Governmental Authority to be a, material violation of any Trade Law.

3.24 Insurance. Section 3.24 of the Seller Disclosure Schedule contains a true, correct and complete list of all policies of fire, liability, product liability, workers’ compensation, health and other forms of insurance presently in effect with respect to the Business (the “Insurance Policies”), including the named insured(s) and all beneficiaries thereunder, true, correct and complete copies of which have been delivered or made available by Seller to Buyer. All Insurance Policies are valid, outstanding and enforceable policies, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity. Neither Seller nor any of its Subsidiaries has been refused any insurance with respect to any aspect of the Business. All premiums payable under each such policy have been timely paid and no written notice of cancellation or termination has been received by Seller, any of its Subsidiaries or any of their respective directors, officers or employees with respect to any such policy. To the Knowledge of Seller, neither Seller nor any of its Subsidiaries is the subject of any written threatened notice regarding any actual or possible refusal of any coverage or rejection of any material claims under any Insurance Policy.

3.25 Information Technology. Seller and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures to protect and safeguard their information technology systems used in connection with the operation of the Business from unauthorized access. Seller and its Subsidiaries have employed commercially reasonable disaster recovery and business continuity plans, procedures and facilities for the Business. To the Knowledge of Seller, there have been no unauthorized intrusions or breaches of the security of the information technology systems.

3.26 Officers, Management and Key Employees. To Seller’s Knowledge, no officer, Key Employee or other senior management employee of Seller has been: (i) subject to a voluntary or involuntary petition under the U.S. federal bankruptcy Laws or any state insolvency Law or to the appointment of a receiver, fiscal agent or similar officer by a court for his or her assets or properties; (ii) convicted in a criminal proceeding or named as a subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) the subject of any order, judgment or decree (not subsequently reversed, suspended or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from, or otherwise imposing limits or conditions on his or her ability to engage in any securities, investment advisory, banking, insurance or other type of business or acting as an officer or director of a public company; (iv) found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated any U.S. federal or state commodities, securities or unfair trade practices Law, which judgment or finding has not been subsequently reversed, suspended, or vacated; or (v) has engaged in other conduct that would be required to be disclosed in a prospectus under Item 401(f) of SEC Regulation S-K.

3.27 Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article III, the Seller has not made any representation or warranty, express or implied, at law or in equity, with respect to the Seller, its Subsidiaries, their respective businesses or financial condition or any of their assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

3.28 Definition of Seller’s Knowledge. As used in this Agreement, the phrase “Knowledge of Seller” or any similar phrase means the actual knowledge of Dr. Andrew T. Yang, Emily Chang, Dian Yang, Steven (Craig) Shirley, Aveek Sarkar, Dr. Shen Lin, Yu Liu, Norman Chang or Weize Xie after due and reasonable inquiry by each such individual of such individual’s direct reports.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES

OF BUYER AND MERGER SUB

Except as set forth in the disclosure schedules delivered concurrently with the execution of this Agreement to Seller (the “Buyer Disclosure Schedule”), which shall identify any exceptions to the representations, warranties and covenants contained in this Agreement (with specific reference to the particular Section or subsection to which such information relates; provided that an item disclosed in any Section or subsection shall be deemed to have been disclosed for each other Section or subsection of this Agreement to the extent the relevance is reasonably apparent on the face of such disclosure), Buyer and Merger Sub hereby jointly and severally represent and warrant to Seller as follows:

4.1 Corporate Organization.

(a) Buyer is a corporation duly organized, validly existing, and in good corporate standing under the laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing, and in good corporate standing under the laws of the State of Delaware.

(b) Buyer has all requisite corporate power and authority to own, lease, or operate all of its properties and assets and to carry on its business as it is now being conducted. Buyer is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. The Certificate of Incorporation and Bylaws of Buyer and Merger Sub, copies of which have previously been made available to Seller, are true, correct, and complete copies of such documents as currently in effect.

(c) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Merger Sub, which consists of 1,000 shares of Merger Sub Common Stock, is validly issued, fully paid, and non assessable and is owned, beneficially and of record, by Buyer, free and clear of any claim, lien, Encumbrance, or agreement with respect thereto. Except for obligations and liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.2 Authority. Each of Buyer and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The adoption, execution, delivery, and performance of this Agreement and the approval of the consummation of the transactions contemplated hereby have, as of the date hereof, been, and are, duly and validly authorized by all necessary action of each of Buyer and Merger Sub. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Buyer or Merger Sub are necessary to authorize the adoption, execution, delivery, and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and Merger Sub, and (assuming due authorization, execution, and delivery by Seller), constitutes the valid and binding obligations of Buyer and Merger Sub, enforceable against Buyer and Merger Sub accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium, or other similar laws relating to creditors’ rights and general principles of equity.

4.3 Consents and Approvals. Except (a) for filings, permits, authorizations, consents, and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, the HSR Act, and state securities or state “Blue Sky” laws, (b) for filing of the Certificate of Merger, and (c) as otherwise set forth in Section 4.3 of the Buyer Disclosure Schedule, none of the execution, delivery, or performance of this Agreement by Buyer and Merger Sub, the consummation by Buyer and Merger Sub of the transactions contemplated hereby, or compliance by Buyer and Merger Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of Buyer and Merger Sub, (ii) require any filing with, notice by, or permit, authorization, consent, or approval of, any Governmental Authority, (iii) result in a violation or breach of, or constitute

(with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement, or other instrument or obligation to which Buyer or Merger Sub, as the case may be, is a party or by which it or any of their respective properties or assets may be bound, or (iv) violate any order, writ, injunction, decree, statute, rule, or regulation applicable to Buyer or Merger Sub or any of their respective properties or assets, excluding from the foregoing clauses (ii), (iii), and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches, or defaults that would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Merger or (B) otherwise prevent or materially delay performance by Buyer or Merger Sub of their respective material obligations under this Agreement.

4.4 Legal Proceedings. Except as set forth in Section 4.4 of the Buyer Disclosure Schedule, (a) there is no Action pending or, to the Knowledge of Buyer, threatened in writing against Buyer or any of its Subsidiaries, and (b) neither Buyer nor any of its Subsidiaries is subject to any outstanding order, writ, judgment, injunction, or decree of any Governmental Authority, which, in the case of (a) or (b), would, individually or in the aggregate, (i) prevent or materially delay the consummation of the Merger or (ii) otherwise prevent or materially delay performance by Buyer or any of its Subsidiaries of their respective material obligations under this Agreement.

4.5 Financing. Buyer and Merger Sub (i) have bank facilities in place which, either alone or with cash presently on hand, will provide sufficient funds to pay the Merger Consideration in accordance with the terms of this Agreement and to consummate the other transactions contemplated hereby and (ii) will have on the Closing Date sufficient funds to pay the Merger Consideration in accordance with the terms of this Agreement. Buyer’s bank facilities permit Buyer to borrow money under such facilities and use such funds to pay the Merger Consideration in accordance with the terms of this Agreement and to consummate the other transactions contemplated hereby.

4.6 Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article IV, neither Buyer nor Merger Sub has made any representation or warranty, express or implied, at law or in equity, with respect to Buyer, its Subsidiaries, their respective businesses or financial condition or any of their respective assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

4.7 Definition of Buyer’s Knowledge. As used in this Agreement, the phrase “Knowledge of Buyer” or any similar phrase means the actual (and not the constructive or imputed) knowledge of James Cashman, Maria Shields or Sheila DiNardo after due and reasonable inquiry by each such individual of such individual’s direct reports.

ARTICLE V - COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Pending the Effective Time. During the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), Seller agrees (unless it is required to take such action pursuant to Law or the terms of this

Agreement or Buyer shall give its prior written consent (including, without limitation, e-mail notification by the individuals named in Section 3.28 or Section 4.7, as applicable), which consent shall not be unreasonably withheld, conditioned or delayed) to, and to cause each of its Subsidiaries to, carry on its business in the usual, regular and ordinary course consistent with past practice, including with respect to working capital management, pay its Liabilities and Taxes consistent with Seller’s past practices (and in any event when due), pay or perform other obligations when due consistent with Seller’s past practices (other than Liabilities, Taxes and other obligations, if any, contested in good faith through appropriate proceedings), and use all commercially reasonable efforts to preserve its present business organization, keep available (and cooperate in any reasonable measures by Buyer for the purposes of keeping available) the services of its present officers and employees and preserve its relationships with material customers, suppliers, distributors, licensors, licensees, independent contractors and other Persons having business dealings with it, all with the express purpose and intent of preserving unimpaired its goodwill and ongoing businesses. In addition, during the Pre-Closing Period, unless required by Law or the terms of this Agreement, none of Seller or any of its Subsidiaries shall, without the prior written consent of Buyer (including, without limitation, e-mail notification by the individuals named in Section 3.28 or Section 4.7, as applicable), in its reasonable discretion, take or agree in writing or otherwise to take, any action that would result in the occurrence of any of the changes described in Section 3.7 or any other action that would make any of Seller’s representations or warranties contained in this Agreement untrue or incorrect in any material respect or prevent Seller from performing or cause Seller not to perform its agreements and covenants hereunder or cause any condition to Buyer’s closing obligations in Section 7.1 or Section 7.2 (or Seller’s closing obligations in Section 7.1 or Section 7.3) not to be satisfied. Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth in Section 5.1 of the Seller Disclosure Schedule or as required by Law, Seller shall not do, cause or permit, and shall cause its Subsidiaries not to do, cause or permit, any of the following actions, without the prior written consent of Buyer, in its sole discretion (including, without limitation, e-mail notification by the individuals named in Section 3.28 or Section 4.7, as applicable), except as expressly provided or permitted in this Agreement:

(a)(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions paid to Seller or its Subsidiaries), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities (other than acquisitions of convertible securities upon conversion of such securities, acquisitions of exercisable securities upon exercise of such securities, acquisitions of unvested stock in connection with a termination of the holder’s employment, or acquisitions of securities in connection with the “cashless exercise” of currently outstanding securities);

(b)(i) authorize for issuance, issue, deliver or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) or accelerate the vesting of any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights) of Seller and its Subsidiaries (other than issuances upon conversion or exercise of currently outstanding securities), or (ii) enter into any contract with respect to the foregoing, or (iii) permit any grants of restricted stock or issuance of similar stock-based employee rights;

(c) cause, make or permit any change or amendment to the organizational documents of Seller or any of its Subsidiaries, or change the authorized capital stock or equity interests of Seller or any of its Subsidiaries;

(d) enter into or amend any agreement pursuant to which any other Person is granted any joint or exclusive marketing or other joint or exclusive right of any type or scope with respect to any of the Products or Intellectual Property other than any such agreement that may be terminated without penalty by Seller or its Subsidiaries upon not more than ninety (90) days’ notice, other than in the ordinary course of business consistent with past practice;

(e)(i) other than with respect to capitalized leases, incur any Indebtedness or guarantee any Indebtedness of another Person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Seller or any of its Subsidiaries, guarantee any debt securities of another Person, or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances or capital contributions to, or investment in, any other Person, other than Seller or any of its direct or indirect wholly owned Subsidiaries, other than in the ordinary course of business consistent with past practice, or (iv) mortgage, pledge or otherwise encumber any material assets, or create or suffer any material Encumbrance thereupon, except, in each case, in the ordinary course of business consistent with past practice pursuant to credit facilities in existence on the date hereof (or any extensions or renewals thereof) and Permitted Encumbrances;

(f)(i) prepay any loans (if any) from its stockholders, officers or directors or any Person affiliated with any of the foregoing, (ii) amend its borrowing arrangements or (iii) waive, release or assign any material rights or claims, other than in the ordinary course of business consistent with past practice;

(g) materially reduce the amount of any insurance coverage provided by its existing insurance policies;

(h) materially change or implement accounting policies, methods or procedures, except as required by GAAP;

(i)(i) increase the annual or discretionary amounts of base salary, bonus compensation or any other form of compensation payable or to become payable to any officer, employee, agent or consultant of Seller or any of its Subsidiaries; (ii) grant or agree to grant or accelerate any right to any severance or termination pay or enter into any contract to make or grant any severance or termination pay or pay or agree to pay any bonus or other incentive compensation to any officer or employee or (iii) enter into any new, or amend, terminate or renew any existing employment, severance, consulting or salary continuation agreements (provided that merit-based salary increases or cash bonuses consistent with past practice shall not be construed as an amendment to an agreement for the purposes of this clause);

(j) enter into, establish, adopt, amend or terminate (except, in each case, (i) as may be required by applicable Laws or (ii) to satisfy contractual obligations existing as of the date hereof), any pension, retirement, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, or communicate any intention to take such foregoing actions, in respect of any director, officer or employee of Seller or any of its Subsidiaries;

(k) hire any employee or consultant with an annual salary in excess of $150,000;

(l) make any material acquisition or capital expenditure in excess of $250,000 in the aggregate for Seller and its Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice;

(m) sell, lease, license, pledge or otherwise dispose of, distribute or encumber any tangible properties or assets of Seller or any of its Subsidiaries other than in the ordinary course of business consistent with past practice;

(n) other than in the ordinary course of business consistent with past practice (including the granting of non-exclusive licenses in connection with the sale of the Products), (i) dispose of, license, grant, or obtain, or permit to lapse any rights to, any Intellectual Property or (ii) dispose of or disclose to any Person, other than Representatives of Buyer or Merger Sub, any Trade Secret of Seller;

(o) other than in the ordinary course of business consistent with past practice, enter into, modify, amend, violate or terminate any Seller Contract or agreement to which Seller or any of its Subsidiaries is party, or knowingly waive, release or assign any rights or claims (other than any write-off or other compromise of any accounts receivable of Seller or any of its respective Subsidiaries in accordance with GAAP);

(p) except as otherwise required by applicable Law, as determined in the good faith judgment of Seller, make or change any Tax election, change any method of Tax accounting, file or amend any income Tax Return, settle any audit, claim, examination or deficiency litigation with respect to a material amount of Taxes, request any private letter or similar Tax ruling, enter into any closing agreement with any Taxing Authority with respect to any amount of Taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, without, in each case, providing at least ten (10) days’ notice to Buyer and, to the extent that Buyer notifies Seller within such ten-day period that Buyer reasonably believes that such action will cause a material adverse effect on Buyer’s Tax Returns for periods following the Closing, Seller shall use reasonable best efforts to accommodate any reasonable requests by Buyer;

(q) enter, modify, or terminate any Lease, or take any action under any of the Leased Real Property not otherwise required to be taken pursuant to the terms of the Leases; provided that, Seller shall promptly notify Buyer of, and furnish Buyer with information relating to, any actual or threatened breach of any material term of any such lease or sublease upon Seller having actual knowledge of such actual or threatened breach;

(r) acquire or sell any Owned Real Property, or cause or permit any Encumbrance other than a Permitted Encumbrance to become effective against the Owned Real Property;

(s) settle or compromise any pending or threatened Action (whether or not commenced prior to the date of this Agreement);

(t) revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, except as required by GAAP;

(u) other than at the direction of Seller’s auditors or as otherwise required by GAAP, change or alter its treatment of deferred revenues in any way that would have anything other than a de minimis impact on Seller’s consolidated financial statements; or

(v) agree, commit to or enter into any contract or arrangement to take any of the actions referred to in Section 5.1(a) through Section 5.1(u) above, or any other action that would prevent Seller from performing, or cause Seller not to perform, any of its covenants and agreements hereunder.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Seller prior to the Effective Time. Prior to the Effective Time, Seller shall exercise, consistent with the terms and conditions of this Agreement, control, supervision and management over its and its Subsidiaries’ operations.

ARTICLE VI - ADDITIONAL AGREEMENTS

6.1 Stockholders’ Consent.

(a) During the Pre-Closing Period, Seller shall take all action necessary in accordance with this Agreement, the DGCL, the California Corporations Code and the Seller Charter and Seller Bylaws to obtain the Stockholders’ Consent via written consent immediately (but subject to applicable Law, including any minimum notice period required thereby) following the execution hereof. Seller’s obligation to seek the Stockholders’ Consent in accordance with this Section 6.1(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Seller of any Acquisition Proposal.

(b) In connection with the solicitation of written consents from its stockholders to adopt this Agreement and approve the Merger, Seller shall furnish to Buyer, as soon as practicable upon the delivery and effectiveness of the Stockholder Consent, a copy of the Stockholder Consent.

6.2 Notice to Seller Stockholders.

(a) During the Pre-Closing Period, Seller will prepare an information statement in form and substance reasonably acceptable to Buyer (the “Information Statement”)

relating to this Agreement, the Merger and the other transactions contemplated hereby. Seller shall ensure that the information in the Information Statement (i) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) complies with applicable Law; provided, however, that Seller makes no representation in this Section 6.2 with respect to any information provided by Buyer or its Representatives for inclusion in the Information Statement. Buyer shall ensure that the information provided by Buyer or its Representatives for inclusion in the Information Statement (i) will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) complies with applicable Law. The Information Statement shall include the unanimous recommendation of the Board of Directors of Seller in favor of this Agreement and the Merger and the conclusion of the Board of Directors of Seller that the Merger is advisable and in the best interests of the Seller Stockholders.

(b) Promptly after the date hereof, and in no case later than the Closing, Seller shall deliver (in any manner permitted by applicable Law) to each Seller Stockholder the Information Statement and notice of the Seller Stockholders’ approval and adoption of this Agreement and the consummation of the transactions contemplated hereby, together with the notice of dissenters’ rights required pursuant to the DGCL and the California Corporations Code, to Seller Stockholders who may elect dissenters’ rights under such law. Thereafter, subject to Section 2.9, Seller shall deliver by any manner permitted by the DGCL and the California Corporations Code any subsequent notice required to be delivered with respect to Dissenting Shares pursuant to the DGCL and the California Corporations Code.

6.3 Third Party Consents and Regulatory Approvals.

(a) Subject to the terms hereof, during the Pre-Closing Period, Seller and Buyer shall use their reasonable best efforts to:

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective the transactions contemplated hereby (including, without limitation, the Merger) as promptly as practicable;

(ii) as promptly as practicable, obtain from any Governmental Authority or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Seller or Buyer or any of their respective Subsidiaries in connection with the authorization, execution, and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger);

(iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Exchange Act and any other applicable federal or state securities laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable Law; and

(iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement (including, without limitation, the Merger).

Seller and Buyer shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith. Seller and Buyer shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Buyer and Seller agree that nothing contained in this Section 6.3(a) shall modify or affect their respective rights and responsibilities under Section 6.2(b).

(b) During the Pre-Closing Period, Seller and Buyer shall use reasonable best efforts to obtain the authorizations, consents, orders and approvals and to make filings from or with any Governmental Authority or other third party necessary for their execution and delivery of, and the performance of their respective obligations pursuant to, this Agreement. The parties hereto will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required approvals and shall promptly respond to any requests for additional information from any Governmental Authority. Each of Seller and Buyer hereby covenants and agrees to use its reasonable best efforts to secure termination of any waiting periods under the HSR Act and any other federal, state or foreign law, regulation, or decree designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) and to obtain the approval of the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other applicable Governmental Authority, for the Merger and the other transactions contemplated hereby. Notwithstanding the foregoing, nothing herein shall require Buyer or Seller, in connection with the receipt of any regulatory approval, to divest, sell, lease, license, hold separate, restrict or otherwise dispose of, or agree to divest, sell, lease, license, hold separate, restrict or otherwise dispose of any business whatsoever conducted by or proposed to be conducted by or any assets whatsoever of Buyer, Seller or any of their respective Subsidiaries, or to litigate or formally contest any proceedings relating to any regulatory approval process in connection with the Merger.

(c) During the Pre-Closing Period, Buyer and Seller will (i) promptly notify the other party of any written or oral communication to that party or its Affiliates from any Governmental Authority and, subject to applicable Law (including Regulations, codes, plans, Orders and charges thereunder), permit the other party to review in advance any proposed written communication to any Governmental Authority, in each case concerning the review, clearance or approval of any of the transactions contemplated hereby under the HSR Act or any similar applicable foreign Laws; (ii) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning the review, clearance or approval of any of the transactions contemplated hereby under the HSR Act or any similar applicable foreign Laws unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party or its counsel the opportunity to attend and participate in such meeting; provided that if the Governmental Authority or applicable Law (including Regulations, codes, plans, Orders and charges thereunder) does not permit such participation by the other party or its counsel, or if Buyer’s and Seller’s respective counsels both agree in good faith that participation of Seller or Seller’s counsel would not be advisable, Buyer meeting with such Governmental Authority may proceed without the participation of Seller or its counsel; and (iii) furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) drafted by or in conjunction with outside counsel between it and its Affiliates and its respective Representatives on the one hand, and any Governmental Authority or members of such Governmental Authority’s staff on the other hand, concerning the review, clearance or approval of any of the transactions contemplated hereby under the HSR Act or any similar applicable foreign Law, except to the extent prohibited by applicable Law (including Regulations, codes, plans, Orders and charges thereunder) or the instructions of such Governmental Authority.

(d) During the Pre-Closing Period, Buyer and Seller shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.

(e) Buyer shall pay all filing and related fees in connection with any such filings that must be paid to any Governmental Authorities by any of the parties.

(f) During the Pre-Closing Period, each of Seller and Buyer shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third party consents required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Seller Disclosure Schedule or the Buyer Disclosure Schedule, as the case may be, or (iii) required to prevent the occurrence of an event that is reasonably likely to have a Seller Material Adverse Effect prior to or after the Effective Time, it being understood that neither Seller nor Buyer shall be required to make any payments in connection with the fulfillment of its obligations under this Section 6.3.

6.4 No Solicitation of Transactions; Acquisition Proposals.

(a) During the Pre-Closing Period, Seller agrees that, except as permitted by this Section 6.4, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall instruct and cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal; or

(iii) otherwise facilitate any effort or attempt to make an Acquisition Proposal.

(b) During the Pre-Closing Period, as promptly as practicable, and in any event within twenty-four (24) hours, after any officer or director of Seller receives any Acquisition Proposal, Seller shall provide Buyer with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, including (i) the identity of the Person or group making any such Acquisition Proposal, request or inquiry, (ii) a copy of all written materials provided by such Person in connection with such Acquisition Proposal, request or inquiry and (iii) a written summary, if it is not in writing, of any such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry, during the Pre-Closing Period, Seller shall continue to keep Buyer promptly informed (in any event on a daily basis) of the status and details of any such Acquisition Proposal, request or inquiry (including, but not limited to, notice of all material amendments or developments with respect thereto). During the Pre-Closing Period, Seller shall provide Buyer with two (2) Business Days’ prior notice (or such lesser prior notice as is provided to the members of Board of Directors of Seller) of any meeting of the Board of Directors of Seller at which such Board of Directors of Seller is reasonably expected to discuss any Acquisition Proposal or any Change of Recommendation.

(c) If, prior to the time Stockholders’ Consent is obtained and during the Pre-Closing Period, Seller receives from a Person a bona fide written Acquisition Proposal, Seller may (A) provide information in response to a request therefor by such Person if Seller receives from the Person so requesting such information an executed confidentiality agreement on terms no more favorable to such Person as the terms of the Confidentiality Agreement; provided that, contemporaneously with furnishing any such non-public information to such Person, Seller furnishes to Buyer all such non-public information not previously provided to Buyer or (B) engage in discussions or negotiations with such Person, if prior to taking any action described in clause (A) or (B) above, the Board of Directors of Seller, after consultation with its outside legal counsel and financial advisors, determines in good faith that the failure to take any action described in clause (A) or (B) above would be inconsistent with its fiduciary obligations under applicable Law, and the Board of Directors of Seller believes in good faith, after consultation with its outside legal counsel and its financial advisors, that the Acquisition Proposal in respect of which such action is to be taken, if consummated, is or could reasonably be expected to lead to a Superior Proposal.

(d) During the Pre-Closing Period, the Board of Directors of Seller and each committee thereof shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify or make any statement with the substantive effect of withholding, withdrawing, qualifying or modifying), in a manner adverse to Buyer (any such action, a “Change of Recommendation”), the Seller Recommendation unless the Board of Directors of Seller is entitled to take the actions specified under Section 6.4(e);

(ii) approve, recommend or declare advisable (publicly or otherwise) an Acquisition Proposal unless the Board of Directors has made a Change of Recommendation; or

(iii) except as expressly permitted by, and after compliance with, Section 8.1(d), cause or permit Seller to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement entered into in compliance with Section 6.4(c)) relating to any Acquisition Proposal.

(e) Notwithstanding anything to the contrary set forth in this Agreement, prior to the receipt of the Stockholders’ Consent, the Board of Directors of Seller may, in response to a Superior Proposal that did not result from a breach by Seller of this Section 6.4, withhold, withdraw or modify its recommendation with respect to the Seller Recommendation or approve or recommend any Acquisition Proposal if the Board of Directors of Seller determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law, but only on or after the seventh (7th) Business Day following Buyer’s receipt of written notice advising Buyer that the Board of Directors of Seller desires to withhold, withdraw or modify the recommendation due to the existence of a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (including any material changes) and identifying the person making such Superior Proposal. Such seven (7) Business Day period shall be required for each and every Superior Proposal or material modification thereto, as applicable.

(f) Nothing contained in this Section 6.4 shall be deemed to prohibit Seller from complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal; provided, however, that if such disclosure has the substantive effect of withdrawing or adversely modifying the Seller Recommendation in any respect, such disclosure shall be deemed to be a Change of Recommendation and Buyer shall have the right to terminate this Agreement as set forth in Section 8.1(e).

(g) Seller agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Seller agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.4 and in the Confidentiality Agreement.

6.5 Access to Information.

(a) Upon reasonable prior notice during the Pre-Closing Period and subject to applicable Laws relating to the premerger exchange of information, Seller, shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, and other Representatives of Buyer, reasonable access without undue interruption, during normal business hours during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to all of its properties, books, contracts, commitments, and records (other than confidential information contained in personnel files to the extent the disclosure of such information is prohibited by privacy laws or other confidential information per the terms of nondisclosure or similar agreements). Upon reasonable prior notice during the Pre-Closing Period and subject to applicable Laws relating to the premerger exchange of information, Seller also shall provide Buyer with reasonable access to Seller’s officers, employees, agents, customers and suppliers. Neither Seller nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would contravene any Law, rule, regulation, order, judgment, decree, or binding agreement entered into prior to the date of this Agreement or would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege or would violate or prejudice the rights of third parties. The parties hereto will use commercially reasonably efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Notwithstanding the foregoing, Buyer shall not, without the consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), contact any customers, suppliers or key Seller Employees.

(b) With respect to all information furnished by one party to the other party or its Representatives under this Agreement, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement. Notwithstanding anything to the contrary contained in this Section 6.5, Seller shall not be obligated, and shall not be obligated to cause any of its Subsidiaries, to afford to Buyer or its Representatives any access to any of its properties, books, contracts, commitments, and records relating to, or in respect of, competitively sensitive information, the sharing of which would violate applicable Laws relating to the premerger exchange of information.

6.6 Employment and Benefit Matters.

(a) Benefits. From the Effective Time through December 31, 2011, Seller Employees will be entitled to participate in the Seller Employee Programs (other than Seller equity-based plans) on the same terms as those in effect immediately prior to the Effective Time. Following January 1, 2012, the employees of the Surviving Corporation and its Subsidiaries who were employed by the Seller or its Subsidiaries as of the Effective Time and who remain employed on or after January 1, 2012 (the “Surviving Corporation Employees”) will be entitled to participate in either (i) the Seller Employee Programs (other than Seller equity-based plans) on the same terms, or terms which in the aggregate provide substantially comparable benefits, as those in effect immediately prior to the Effective Time, (ii) the employee benefit plans of Buyer and its Subsidiaries on the same terms as similarly-situated employees of Buyer and its Subsidiaries or (iii) a combination of (i) and (ii), and in each case in the discretion of Buyer, and Buyer may terminate any of the Seller Employee Programs or merge any of the Seller Employee Programs with Buyer’s employee benefit plans as Buyer deems appropriate, in each case subject to the terms of such Seller Employee Program and this Agreement. Subject to the requirements of applicable Law and unless such recognition of service would result in a duplication of benefits, Buyer shall, and shall cause the Surviving Corporation or another Affiliate of Buyer to, treat, and cause the applicable benefit plans to treat, the service of Surviving Corporation

Employees with Seller or its Subsidiaries attributable to any period before the Effective Time as service rendered to Buyer or the Surviving Corporation for all purposes, including, but not limited to, eligibility to participate, vesting, including, but not limited to, applicability of any minimum waiting periods for participation, excluding for these purposes benefit accrual under any defined benefit plan. Without limiting the foregoing, Buyer shall not, and shall cause the Surviving Corporation not to, treat any Surviving Corporation Employee as a “new” employee for purposes of any exclusions under any health or similar plan of Buyer or the Surviving Corporation for a pre-existing medical condition, except to the extent such exclusions were applicable under a Seller Employee Program immediately prior to the Effective Time.

(b) “At Will” Employment. The Seller Employees who remain employed after the Effective Time shall be considered to be employed by Buyer “at will” and nothing in this Agreement shall be construed to limit the ability of Buyer or the Surviving Corporation to terminate the employment of any such Seller Employee at any time. Notwithstanding anything in this Agreement to the contrary, Buyer shall, or shall cause the Surviving Corporation or relevant Subsidiary or another Affiliate of Buyer to, assume and honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) set forth in Section 6.6(b) of the Seller Disclosure Schedule applicable to employees of Seller or a Seller Subsidiary, in the same manner and to the same extent that Seller or a Seller Subsidiary would be required to perform and honor such plans, agreements and arrangements if the transactions contemplated by this Agreement had not been consummated.

(c) Continuation of Employment. No provision of this Section 6.6 shall create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller or any Subsidiary of Seller in respect of continued employment (or resumed employment) with Buyer, the Surviving Corporation or any of Buyer’s Subsidiaries and no provision of this Section 6.6 shall create such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee program or any plan or arrangement that may be established by Buyer or any of its Subsidiaries. No provision of this Agreement shall constitute a limitation on the rights to amend, modify or terminate after the Effective Time any such plans or arrangements of Buyer or any of its Subsidiaries, provided such amendment, modification or termination is effected in accordance with applicable Law and such underlying plan or arrangement. Notwithstanding the foregoing, Buyer agrees that during the calendar year ending December 31, 2011 it will not decrease the amount of base salary payable to any Seller Employee and will not amend or decrease the amounts payable to any Seller Employee under Seller’s 2011 Executive Bonus Program, 2011 Sales Compensation Policy, 2011 AE Compensation Policy and all other compensation plans set forth on Schedule 6.6(c), so long as such Seller Employee remains employed by Buyer, the Surviving Corporation or any of their Subsidiaries during such period.

6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Buyer and Merger Sub agree that all rights to indemnification, reimbursement, contribution, advancement of expenses or exculpation now existing in favor of, and all limitations on the personal liability of each present and former director, officer, employee, fiduciary, or agent of Seller and its Subsidiaries and all other covered persons provided for in the respective organizational documents, in effect as of the date hereof, shall continue to be honored and in full force and effect for a period of six (6) years after the Effective Time (and if any statute is amended to provide for benefits that are more favourable to such Persons, then such Persons shall be entitled to the benefits of such amendment); provided, however, that all rights to indemnification, reimbursement, contribution, advancement of expenses or exculpation in respect of any claims asserted or made within such period shall continue until the disposition of such claim. During such period, Buyer shall not directly or indirectly through the Surviving Corporation or otherwise, amend, repeal or otherwise modify such provisions for indemnification, reimbursement, contribution, advancement of expenses or exculpation in any manner that would adversely affect the rights thereunder of individuals who at any time at or prior to the Effective Time was a director, officer, employee, fiduciary, or agent of Seller and its Subsidiaries or any other covered person in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law. In addition, from and after the Effective Time, Buyer and Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of Seller and its Subsidiaries and all other covered persons pursuant to, and otherwise comply with, the terms of the written indemnification agreements between Seller and/or one or more of its Subsidiaries and such officers and directors and listed in Section 6.7 of the Seller Disclosure Schedule.

(b) The certificates of incorporation, bylaws or other organizational documents of the Surviving Corporation and each of its Subsidiaries shall contain the provisions with respect to indemnification, reimbursement, advancement of expenses, contribution and exculpation from liability set forth in the Seller’s Certificate of Incorporation and the Seller’s Bylaws or other organizational documents or such Subsidiary’s organizational documents, as the case may be, on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Closing in any manner that would adversely affect the rights thereunder of any covered person, except as required by Law (and if any statute is amended to provide for benefits that are more favourable to the covered persons, then each covered person shall be entitled to the benefits of such amendment).

(c) At or prior to the Effective Time, Seller shall purchase a “tail” directors’ and officers’ liability insurance policy (which by its terms shall survive the Merger) for its directors and officers, which shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable on the whole to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by Seller. Buyer shall, and shall cause the Surviving Corporation to, maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(d) If Buyer, Merger Sub or the Surviving Corporation merges into, consolidates with or transfers all or substantially all of its assets to another Person or liquidates, dissolves or winds up its operations, then and in each such case, Buyer, Merger Sub and/or the Surviving Corporation, as the case may be, shall make proper provision so that the surviving or resulting entity or the transferee in such transaction assumes the obligations of Buyer, Merger Sub and/or the Surviving Corporation under this Section 6.7.

(e) The obligations under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.7 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.7 applies shall be third party beneficiaries of this Section 6.7 and shall be entitled to enforce the covenants contained herein).

(f) Notwithstanding anything herein to the contrary, the obligations of Buyer and the Surviving Corporation or its successor pursuant to this Section 6.7 (i) shall be subject to any express limitation imposed by applicable law and (ii) shall not be deemed to release any Seller Stockholder from his or her obligations as an Indemnifying Party pursuant to this Agreement, nor shall such Seller Stockholder have any right of contribution, indemnification, or advancement or reimbursement of expenses from the Surviving Corporation or its successor or Buyer or any of their respective Subsidiaries with respect to any Damages claimed by any of the Buyer Indemnified Parties against such Seller Stockholder in his or her capacity as an Indemnifying Party pursuant to Article IX of this Agreement.

6.8 Publicity. Except with respect to any action taken pursuant to, and in accordance with, Section 6.4, so long as this Agreement is in effect, neither Buyer nor Seller shall, or shall permit any of its respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, except as may be required by applicable Law or the applicable rules of any stock exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance. Upon the execution of this Agreement and at the Closing, Buyer and Seller shall issue a mutually agreed upon press release announcing the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 6.8, Seller and its Representatives shall be permitted to make statements or communications to the holders of Seller Securities or to members of the board of directors of the Seller or advisors with a need to know the information contained in such statements or communications without the consent of Buyer, and to counterparties to contracts, customers of the Seller and its Subsidiaries and suppliers of the Seller and its Subsidiaries with a need to know the information contained in such statements or communications after reasonable consultation with Buyer and with the consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed.

6.9 Notification of Certain Events. During the Pre-Closing Period, each of Seller and Buyer will give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or any of the other transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Authority in connection with the Merger or any of the other transactions contemplated by this Agreement or (iii) any litigation relating to, involving or otherwise affecting Seller, Buyer, Merger Sub or any of their respective Subsidiaries that relates to the Merger or any of the other transactions contemplated by this Agreement. During the Pre-Closing Period, Seller shall give prompt written notice to Buyer of the occurrence of any event that is likely to cause any representation or warranty made by it contained in this Agreement to be untrue or inaccurate at or prior to Closing, or any failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. During the Pre-Closing Period, Buyer shall give prompt written notice to Seller of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of Buyer or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

6.10 Takeover Statutes. During the Pre-Closing Period, if any anti-takeover, control share acquisition, fair price, moratorium or other similar statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Buyer and Seller and their respective Boards of Directors shall grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute and any regulations promulgated thereunder on such transactions.

6.11 Continuation of Employment Letters.

(a) Prior to the Closing, Buyer shall request that each of the employees of Seller or its Subsidiaries mutually agreed upon by Buyer’s and Seller’s Chief Executive Officers prior to Closing sign a continuation of employment letter, in a form substantially similar to the Key Employee Letters and reasonably acceptable to Buyer indicating their intent to remain employed by the Surviving Corporation and outlining the expected terms of such employment arrangements. During the Pre-Closing Period, Seller shall use its commercially reasonable best efforts to assist Buyer in obtaining executed copies of such letters, and any restrictive covenant and assignment agreement that the Buyer determines is reasonably necessary and lawful to protect its interests, from such employees prior to Closing. Between the signing of this Agreement and the Closing Date, Buyer and Seller shall cooperate in good faith to satisfy any obligation under any labor law that covers employees of Seller or its Subsidiaries who are located outside the United States and is triggered by the signing of this Agreement or the consummation of the transactions contemplated hereby.

(b) Subject to the other provisions of this Agreement (including, without limitation, the final sentence of Section 6.6(c)), applicable Law, and continuation of employment letters, offer letters and agreements in effect following the Closing, Buyer and its Subsidiaries shall have the right to determine the compensation and employee benefits of the employees of Seller and its Subsidiaries following the Closing. Notwithstanding anything contained in this Agreement, but subject to applicable Laws, continuation of employment letters, offer letters and agreements in effect following the Closing, Buyer and its Subsidiaries shall have the right to terminate the employment of the employees of Seller and its Subsidiaries after the Closing.

6.12 Other Actions by the Parties. During the Pre-Closing Period, Buyer and Seller, at the request of the other party, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby (including all action reasonably necessary to seek and obtain any and all approvals of any Governmental Authority or other Person required in connection with the Merger; provided, however, that neither Buyer nor (unless approved and so directed by Buyer in advance) Seller shall be obligated to make or consent to any divestiture or operational limitation or activity in connection therewith, or any waiver or modification of any right, or any payment of money or grant of any other commercial concession as a condition to obtaining any such approval). During the Pre-Closing Period, each party agrees to use commercially reasonable best efforts to cause the conditions set forth in Article VII to be satisfied, where the satisfaction of such conditions depends on action or forbearance from action by such party.

6.13 Taxes.

(a) The Seller Securityholders, severally and not jointly, as set forth in, and subject to Article IX, and in accordance with their pro rata share of the Merger Consideration in relation to all other Seller Securityholders as set forth on Schedule 9.2, will indemnify and hold the Buyer Indemnified Parties harmless against any Damages asserted against, resulting to, imposed upon or incurred by any such Buyer Indemnified Party, directly or indirectly, by reason of, resulting from or attributable to (i) any breach of the representations and warranties of Seller contained in Section 3.11, (ii) any Taxes payable with respect to Seller or any of its Subsidiaries for any Pre-Closing Period, (iii) any Taxes of any member of an affiliated, consolidated, combined or unitary group of which Seller or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or foreign Law or regulation, which Taxes relate to an event or transaction occurring before the Closing, and (iv) any Taxes of any Person (other than Seller or any of its Subsidiaries) imposed on Seller or any of its Subsidiaries as a transferee or successor by contract or pursuant to any Law, rule, or regulation (other than customary contracts or agreements entered into in the ordinary course of business and any lending agreements the principal purpose of each of which is not with respect to Taxes), which Taxes relate to an event or transaction occurring before the Closing; provided, however, that in the case of clauses (i), (ii), (iii) or (iv) above, the Seller Securityholders shall be liable only to the extent that such Taxes exceed the amount, if any, taken into account in determining the Net Cash Balance. Any amounts for which Buyer is entitled to reimbursement pursuant to this Section 6.13(a) shall first be deducted from the Tax Escrow Amount and shall then be deducted from the General Escrow Amount and otherwise be subject to the provisions of Article IX. For the avoidance of doubt, none of the disclosures set forth in Section 3.11 of the Seller Disclosure Schedule shall modify or limit the obligations of the Seller Securityholders under this Section 6.13 except with regard to clause (i) above.

(b) In order to apportion appropriately any Taxes relating to the portion of a taxable period beginning on or before the Closing Date but ending after the Closing Date (a “Straddle Period”), the portion of any Taxes that are allocable to the Pre-Closing Period shall be: (A) in the case of Taxes that are imposed on a periodic basis (and not based on invoices, receipts, sales or payments), deemed to be the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period, and (B) in the case of Taxes not described in (A) (such as taxes that are either (x) income Taxes, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), deemed equal to the amount that would be payable if the Taxable year or period ended and the books closed at the close of the Closing Date.

(c) Tax Returns

(i) All Tax Returns of each of Seller and each of its Subsidiaries required to be filed between the date hereof and the Closing Date (i) will be filed (or will be caused to be filed) by Seller when due (after taking into account timely filed extensions) in accordance with all applicable Laws, (ii) will be prepared (or will be caused to be prepared) on a basis consistent with the most recent Tax Returns of each of Seller and each of its Subsidiaries unless there is no reasonable basis for such position and (iii) as of the time of filing, will be complete and accurate in all material respects. Buyer shall be permitted to review and comment on each such income Tax Return prior to the filing for at least seven (7) calendar days prior to the due date thereof. Seller shall consider in good faith any reasonable comments of Buyer on such Tax Returns. Seller shall pay, or cause to be paid, all Taxes with respect to such Tax Returns.

(ii) All Tax Returns of each of Seller and each of its Subsidiaries required to be filed after the Closing Date for any taxable period or portion thereof ending on or prior to the Closing Date (A) will be filed (or will be caused to be filed) by Buyer when due (after taking into account timely filed extensions) in accordance with all applicable Laws and (B) will be prepared (or will be caused to be prepared) on a basis consistent with the most recent Tax Returns of each of Seller and its Subsidiaries so long as there is a reasonable basis for the positions taken on such Tax Returns. With respect to any such income Tax Returns that could result in an indemnification obligation by the Seller Securityholders, at least fifteen (15) days prior to the due date therefor, Buyer shall provide such Tax Return to the Securityholders’ Representative for the Securityholders’ Representative’s review and Buyer shall consider in good faith any reasonable comments of the Securityholders’ Representative with respect to such Tax Returns.

(iii) Each of Buyer, Seller, each of its Subsidiaries and the Securityholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to Section 6.13(a), and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each of Buyer, Seller and each of its Subsidiaries agrees (A) to retain all books and records with respect to Tax matters pertinent to Seller and each of its Subsidiaries relating to any taxable period beginning before the Closing Date for a period of seven (7) years following the date hereof (and, to the extent notified by Buyer or the Securityholders’ Representative, subject to any extensions thereof), and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, each of Buyer, Seller and each of its Subsidiaries, as the case may be, shall allow the other party to take possession of such books and records.

(iv) Each of Buyer, Seller, each of its Subsidiaries and the Securityholders’ Representative agrees upon request, to use its reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby) upon Seller or any of its Subsidiaries.

(v) Each of Buyer, Seller and each of its Subsidiaries agrees, upon request, to provide the other party with all information that either party may be required to report pursuant to Sections 6043 or 6043A of the Code or Treasury Regulations promulgated thereunder.

(d) All Tax sharing agreements or similar agreements with respect to or involving Seller or any of its Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, neither Seller nor any of its Subsidiaries shall be bound thereby or have any liability thereunder.

(e) All sales and transfer taxes, recording charges and similar taxes, fees or charges imposed as a result of the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”), together with any interest, penalties or additions to such Transfer Taxes, shall be paid one-half by Seller Securityholders and one-half by Buyer (on behalf of the Seller Securityholders). The Securityholders’ Representative and Buyer shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such Transfer Taxes payable in connection therewith.

(f) Except to the extent taken into account in the determination of the Net Cash Balance, Buyer shall offset any refunds of Taxes of Seller or any of its Subsidiaries with respect to the current taxable period or portions thereof ending on or prior to the Closing Date (which for the avoidance of doubt, shall exclude carrybacks of any loss or deduction generated in a period after the Closing Date to any taxable period ending prior to the Closing Date) against the amount of any Damages to be paid to any Buyer Indemnified Party pursuant to this Section 6.13.

6.14 Section 280G of the Code. Prior to the Closing, Seller shall have used commercially reasonable efforts to seek the approval of the Seller Stockholders that complies with the requirements of Section 280G(b)(5) of the Code and Treasury Regulations § 1.280G-1

thereunder, with respect to payments and benefits that may be made or provided to any Person who, with respect to Seller, is a “disqualified individual” (as such term is defined for purposes of Section 280G of the Code) if such payments could reasonably be expected to result in the imposition of any excise tax imposed under Section 4999 of the Code (such vote, the “Requisite Section 280G Approval”). The taking of any such vote to obtain such Requisite Section 280G Approval, including all materials and information that are provided to the Seller Stockholders in connection with such vote, shall comply with applicable Laws and organizational documents of Seller. Copies of such materials will be provided to Buyer in advance of distribution to the Seller Stockholders, and Buyer will be provided with a reasonable opportunity to comment thereon.

6.15 Termination of Arrangements and Agreements.

Seller shall terminate all Seller Contracts listed on Schedule 6.15 on or prior to the Closing, including sending all required notices, such that each such Seller Contract shall be of no further force or effect immediately following the Closing, in each case without any remaining liability of any kind on the part of Seller, any of its Subsidiaries or Buyer as a result of or in connection with such termination or such Seller Contract.

Buyer shall not have any liability to Seller, any Seller Securityholder or any other Person for any liabilities resulting from Seller seeking to obtain such terminations.

Any liabilities of any kind on the part of Seller or any of its Subsidiaries that arise in connection with the performance by Seller of this Section 6.15 shall be included as Seller Transaction Expenses (whether matured or unmatured and whether or not yet due and payable), except to the extent released or fully satisfied on or before Closing without any further liability on the part of Seller, any of its Subsidiaries or Buyer.

6.16 FIRPTA Compliance. On the Closing Date, Seller shall deliver to Buyer a properly executed statement (a “FIRPTA Compliance Certificate”) in a form reasonably acceptable to Buyer for purposes of satisfying Buyer’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

6.17 Resignation of Directors. Seller shall cause each director of Seller and its Subsidiaries, respectively, to execute a resignation letter in the form attached hereto as Exhibit E (the “Director Resignation Letter”), effective as of the Effective Time, unless otherwise instructed by Buyer.

6.18 Joinder and Waiver Agreement. Seller shall use its commercially reasonable efforts to cause the Joinder and Waiver Agreement to be executed on or prior to the Closing Date by all the Seller Securityholders that have not executed the Stockholder Consent.

6.19 Termination of Section 401(k) Plans. Unless, at least ten (10) Business Days prior to the Closing Date, Buyer provides written notice to Seller to the contrary, effective as of no later than the day immediately preceding the Closing Date, each of Seller and any ERISA Affiliate shall terminate any and all Seller Employee Programs intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) and shall cause any professional employer organization or co-employer organization to terminate the participation of each Seller Employee in any 401(k) Plan maintained by such organization. Unless Buyer provides written notice to Seller as contemplated in the foregoing sentence, no later than two (2) Business Days prior to the Closing Date, Seller shall provide Buyer with evidence that each 401(k) Plan has been terminated and the participation of each Seller Employee in each 401(k) Plan has been terminated, as applicable, (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors of Seller, such ERISA Affiliate or organization, as the case may be. The form and substance of such resolutions shall be subject to review and approval of Buyer (which approval shall not be unreasonably withheld, conditioned or delayed). In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then such charges or fees shall be included in Seller Transaction Expenses and shall be the responsibility of Seller, and Seller shall take such actions as are necessary to reasonably estimate the amount of such charges or fees and provide such estimate in writing to Buyer no later than two (2) Business Days prior to the Closing Date.

6.20 Proprietary Information Agreements. From the date hereof until the Closing Date, Seller shall use its commercially reasonable efforts to cause each of the administrative employees of Seller and its Subsidiaries to enter into and execute a proprietary information agreement with Seller in a form reasonably satisfactory to Buyer.

ARTICLE VII - CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligations To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment (or waiver in writing if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) No Restraints. There shall not be threatened in writing, instituted or pending any suit, action or proceeding in which a Governmental Authority of competent jurisdiction is seeking (i) an Order to or (ii) to (A) prohibit, limit, restrain or impair Buyer’s ability to own, control, direct, manage, or operate or to retain or change any portion of the assets, licenses, operations, rights, product lines, businesses or interest therein of Seller or its Subsidiaries from and after the Effective Time or any of the assets, licenses, operations, rights, product lines, businesses or interest therein of Buyer or its Subsidiaries (including, without limitation, by requiring any sale, divestiture, transfer, license, lease, disposition of or encumbrance or hold separate arrangement with respect to any such assets, licenses, operations, rights, product lines, businesses or interest therein) or (B) prohibit or limit Buyer’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, and no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law deemed applicable to the Merger individually or in the aggregate resulting in, or that is reasonably likely to result in, any of the foregoing.

(b) No Injunctions or Restraints; Illegality. No order, injunction, or decree issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. No statute, rule, regulation, order, injunction, or decree shall have been enacted, issued, entered, promulgated, or enforced by any Governmental Authority that prohibits, or makes illegal consummation of the Merger.

(c) Antitrust Laws. All waiting periods (and any extensions thereof) and all other approvals, clearances, filings and notices applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Laws shall have expired or been terminated or been obtained or made.

7.2 Conditions to the Obligations of Buyer and Merger Sub. The obligation of Buyer and Merger Sub to effect the Merger is also subject to the satisfaction (or waiver in writing if permissible under applicable Law), at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller set forth in Article III shall be true and correct in all material respects (except for (i) the representations contained in Section 3.3 and (ii) such representations and warranties that are qualified by their terms by a reference to materiality or Seller Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date (other than any such representations and warranties made as of a specified date, which shall be true and correct as of such date) and Buyer and Merger Sub shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of Seller to such effect;

(b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Buyer and Merger Sub shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

(c) No Seller Material Adverse Effect. Between the date of this Agreement and the Closing Date, there shall not have occurred a Seller Material Adverse Effect.

(d) Stockholder Consent. Seller shall have received the Stockholder Consent and Buyer and Merger Sub shall have received a copy of the Stockholder Consent.

(e) Joinder and Waiver Agreement. Buyer shall have received the executed Joinder and Waiver Agreement, signed by the Seller Securityholders that have not executed the Stockholder Consent and that, together with the Seller Stockholders that have executed the Stockholder Consent, constitute at least ninety percent (90%) of the outstanding shares of Seller Stock immediately prior to the Effective Time.

(f) Employment Arrangements.

(i) Other than as a result of death or disability (within the meaning of the regulations issued pursuant to Section 409A of the Code), the Key Employee Letters and the IP Protection Agreements executed and delivered on the date of this Agreement by each of the Key Employees shall be in full force and effect.

(ii) The Non-Competition Agreements executed and delivered on the date of this Agreement by the employees of Seller listed on Schedule 7.2(f)(ii) the (“Specified Employees”) shall be in full force and effect.

(iii) Except as a result of death or disability (within the meaning of the regulations issued pursuant to Section 409A of the Code), each of the Key Employees shall (A) continue to be employed by Seller or its Subsidiaries, (B) not have delivered any notice (formally or informally) to Seller or any of its Subsidiaries of any intention to leave the employ of Seller or Buyer and (C) have acknowledged, if requested by Buyer, his or her commitment to work as an employee of Buyer.

(g) Proprietary Information and Inventions Assignment Agreements. Seller shall have provided or made available evidence satisfactory to Buyer that as of the Closing each current employee, and each current consultant and contractor involved in the development of the Intellectual Property of Seller and its Subsidiaries (excluding administrative personnel) has entered into and executed an employee proprietary information agreement or consultant proprietary information agreement, as applicable, each in a form reasonably satisfactory to Buyer.

(h) Resignation of Directors. Buyer shall have received an executed Director Resignation Letter, effective as of the Closing, for each officer and director of Seller.

(i) Final Conversion Schedule; Seller Schedule. Not less than three (3) Business Days prior to the Closing Date, Buyer shall have received from Seller the Final Conversion Schedule pursuant to Section 2.7 and the Seller Schedule pursuant to Section 2.2(b).

(j) Dissenting Shares. Appraisal rights shall not have been demanded in accordance with the provisions of Section 262 of the DGCL or in accordance with the California Corporations Code by holders of more than five percent (5%) of the aggregate issued and outstanding shares of Seller Common Stock as of immediately prior to the Effective Time in connection with the Merger.

(k) Escrow Agreement. Buyer shall have received the Escrow Agreement, duly executed by the Securityholders’ Representative and the Escrow Agent, prior to or at the Closing.

(l) FIRPTA Compliance Certificate. Buyer shall have received a copy of the FIRPTA Compliance Certificate, validly executed by a duly authorized officer of Seller.

(m) Section 280G Payments. Seller shall have delivered to Buyer the materials required by Section 6.14.

(n) Termination of Agreements. Seller shall have delivered to Buyer documentation reasonably satisfactory to Buyer evidencing Seller’s compliance with Section 6.15.

(o) Termination of Section 401(k). Unless Buyer has properly delivered notice to Seller pursuant to Section 6.19 that it does not intend to terminate any of Seller’s 401(k) Plans, Buyer shall have received from Seller evidence satisfactory to Buyer that each 401(k) Plans has been terminated, or that all Seller Employees’ participation in such plans has been terminated.

(p) Certificates of Good Standing. Buyer shall have received a certificate of good standing which is dated within two (2) Business Days prior to Closing with respect to Seller from the Secretary of State of the State of Delaware.

7.3 Conditions to the Obligations of Seller. The obligation of Seller to effect the Merger is also subject to the satisfaction (or waiver in writing if permissible under applicable Law), at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer and Merger Sub set forth in Article IV shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Buyer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date (other than any such representations and warranties made as of a specified date, which shall be true and correct as of such date) and Seller shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of Buyer and Merger Sub to such effect;

(b) Performance of Obligations of Buyer and Merger Sub. Buyer and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Seller shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of Buyer and Merger Sub to such effect.

(c) Performance Awards. Buyer shall have authorized and approved the Performance Awards.

(d) Escrow Agreement. The Escrow Agreement shall have been executed and delivered by Buyer, the Escrow Agent and the Securityholders’ Representative.

ARTICLE VIII - TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Stockholders’ Consent has been obtained,

(a) by the mutual written consent of the parties hereto;

(b) by any party hereto if any Governmental Authority shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise prohibits the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a party if such order, decree or ruling was primarily due to the failure of such party to perform its obligations under this Agreement;

(c) by Seller or Buyer if the Closing shall not have occurred on or prior to August 31, 2011; provided, that if the Merger shall not have been consummated solely due to any approval from the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or such similar foreign or domestic Governmental Authority not having been received, then such date shall be extended until November 15, 2011; provided, further, that no party may terminate this Agreement pursuant to this Section 8.1(c) if such party is in material breach of any of its obligations under this Agreement and such breach shall have caused the Closing not to have occurred on or before said date;

(d) by Seller, if Buyer or Merger Sub shall have breached in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.3, which breach is incapable of being cured or, if capable of being cured, has not been cured within twenty (20) days after the giving of written notice by Seller to Buyer specifying such breach; provided, that Seller may terminate this Agreement pursuant to this Section 8.1(d) only if Seller is not in breach in any material respect any of its or their representations, warranties or covenants hereunder; or

(e) by Buyer, if Seller shall have breached in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.2, which breach has not been cured within twenty (20) days after the giving of written notice by Buyer to Seller specifying such breach; provided, that Buyer may terminate this Agreement pursuant to this Section 8.1(e) only if neither Buyer nor Merger Sub is in breach in any material respect any of its representations, warranties, covenants or agreements hereunder.

8.2 Effect of Termination and Abandonment. In the event of the termination of this Agreement pursuant to the terms of Section 8.1, written notice of termination shall forthwith be given to the other parties hereto specifying the provision hereof pursuant to which such termination of this Agreement is made, and this Agreement shall become void and of no further force and effect, except for all of the provisions of Article XI and this Section 8.2, which shall survive any termination of this Agreement. Notwithstanding the foregoing, nothing contained in this Section 8.2 shall be deemed to release any party from any liability for fraud or willful breach of this Agreement committed by such party prior to the date of such termination.

8.3 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger to the Seller Stockholders; provided, however, that after any approval of the transactions contemplated by this Agreement by the Seller Stockholders, no amendment of this Agreement shall be made that by law requires further approval by the Seller Stockholders without obtaining such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements, covenants or conditions contained herein; provided, however, that after the Stockholders’ Consent, no extension or waiver of this Agreement or any portion thereof shall be made that by law requires further adoption and approval by the Seller Stockholders without obtaining such approval. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX - SURVIVAL OF REPRESENTATIONS, WARRANTIES, AGREEMENTS AND COVENANTS; INDEMNIFICATION

9.1 Survival.

(a) From and after the Closing, all representations, warranties, covenants, and agreements of the Seller, Buyer and Merger Sub made in this Agreement, in the Seller Disclosure Schedule delivered to Buyer, in the Buyer Disclosure Schedule delivered to Seller and all certificates executed and delivered in connection with Sections 7.2(a), 7.2(b), 7.3(a) and 7.3(b) hereof (i) shall be deemed to be material and to have been relied upon by the party or parties to whom they are made, and shall survive the Closing regardless of any investigation on the part of such party or its representatives, with each party reserving all of its rights hereunder in connection with any breach or alleged breach pursuant to the terms of this Agreement and (ii) shall bind the parties’ successors and assigns (including, without limitation, any successor to Buyer or Seller by way of acquisition, merger or otherwise), whether so expressed or not, and, except as otherwise provided in this Agreement, all such representations, warranties, covenants and agreements shall inure to the benefit of the parties (subject to Section 11.9 below) and their respective successors and assigns, whether so expressed or not.

(b) Notwithstanding Section 9.1(a), from and after the Closing, the representations and warranties of the Seller, Buyer and Merger Sub made in this Agreement, in the Seller Disclosure Schedule delivered to Buyer, in the Buyer Disclosure Schedule delivered to Seller and the certificates executed and delivered in connection with Sections 7.2(a) and 7.3(a) hereof (and related indemnification obligations) shall expire and terminate on the date which is eighteen (18) months from the Closing Date, and be of no further force and effect thereafter, except that (i) the representations and warranties of Seller set forth in Sections 3.2 and 3.3 (and related indemnification obligations) shall expire and terminate on the date which is the third (3rd) anniversary of the Closing Date, and be of no further force and effect thereafter, (ii) the representations and warranties of Seller set forth in Section 3.18 (and related indemnification obligations) shall expire and terminate on the date which is the second (2nd) anniversary of the Closing Date, and be of no further force and effect thereafter, and (iii) the representations and warranties of the Seller set forth in Section 3.11 (and related indemnification obligations) shall expire and terminate on the date which is sixty (60) days following the expiration of the applicable statute of limitations, and be of no further force and effect thereafter (collectively, the representations referred to in clauses (i) through (iii) above, the “Seller Fundamental Representations”). Notwithstanding Section 9.1(a), the indemnification covenants of the Seller Securityholders set forth in Section 6.13 shall expire and terminate on the date which is sixty (60) days following the expiration of the applicable statute of limitations. Further notwithstanding Section 9.1(a), from and after the Closing, all covenants and agreements of the parties made in this Agreement other than those in Section 6.13 (which shall expire and be of no further force or effect as set forth in the prior sentence), in the Seller Disclosure Schedule delivered to Buyer, in the Buyer Disclosure Schedule delivered to Seller and the certificates executed and delivered in connection with Sections 7.2(b) and 7.3(b) hereof shall expire and be of no further force or effect as of the Closing, except to the extent such covenants or agreements provide that they are to be performed after the Closing in which case they shall expire in accordance with their terms or if no term is expressly stated herein, until their respective statutes of limitations. Any claims for fraud or willful breach shall expire and terminate on the expiration date of their applicable statute of limitations.

(c) No party hereto shall have any indemnification obligation pursuant to this Article IX or otherwise in respect of any representation, warranty, covenant or agreement unless it shall have received from the party seeking indemnification written notice of the existence of the claim for which indemnification is being sought on or before the expiration (if any) of the period for which the representation, warranty, covenant or agreement underlying such claim survives. Any written claim for indemnification pursuant to this Article IX in respect of any representation, warranty, covenant or agreement that is made prior to the applicable expiration date (if any) for such representation, warranty, covenant or agreement and delivered to the party against whom such indemnification is sought in accordance with the provisions of this Article IX, shall survive thereafter and, as to any such claim, such subsequent expiration will not affect the rights to indemnification of the party making such claim, it being agreed that if such claim for indemnification is timely made, the relevant representations, warranties, covenants and agreements shall survive with respect to the claims for indemnification set forth in such notice until such matter is resolved. Such notice shall set forth with reasonable specificity (i) the basis under this Agreement and the facts that otherwise form the basis of such claim and (ii) the estimate of the amount of such claim (which estimate shall not be conclusive of the final amount of such claim).

(d) Notwithstanding anything in this Article IX or any other provision of this Agreement to the contrary, subject to the last sentence of Section 9.1(b) on survivability and the limitations in Section 9.4, in the event of any acts of fraud committed by the Seller, Buyer or Merger Sub or willful breach committed by the Seller, Buyer or Merger Sub, the parties shall have all remedies available at Law or in equity (including for tort) with respect to such fraud or willful breach.

9.2 Indemnification by the Seller Securityholders. Subject to the terms and conditions of this Article IX, from and after the Closing, the Seller Securityholders, severally and not jointly, and in accordance with their pro rata share of the Merger Consideration in relation to all other Seller Securityholders as set forth on Schedule 9.2, shall indemnify, defend and hold harmless Buyer, the Surviving Corporation, their respective affiliates and the respective officers, directors, employees, agents and representatives of Buyer, the Surviving Corporation and their respective affiliates (the “Buyer Indemnified Parties”) from and against any and all actual claims, actions, causes of action, demands, assessments, losses, damages, liabilities, judgments, settlements, penalties, costs, and expenses (including reasonable attorneys’ fees and expenses) of any nature whatsoever (collectively, “Damages”) asserted against, resulting to, imposed upon, or incurred by any such Buyer Indemnified Party, directly or indirectly, by reason of or resulting from (i) any breach of (A) any of the representations and warranties contained in Article III of this Agreement (including the Seller Disclosure Schedule but other than the representations and warranties contained in Section 3.11 which are covered in clause (ii) below) or the certificate delivered at the Closing pursuant to Section 7.2(a) hereto by or on behalf of Seller to Buyer in connection with the transactions contemplated hereby (other than a bring-down of the representations and warranties covered in Section 3.11, which are covered in clause (ii) below) or (B) any of the covenants and agreements of Seller (other than the covenant to indemnify for Taxes pursuant to Section 6.13, which is covered in clause (ii) below), and (ii) any and all Taxes for which the Seller Securityholders are responsible pursuant to Section 6.13. The Buyer Indemnified Parties shall seek recovery for indemnification claims under this Article IX and Section 6.13 and the Escrow Agreement (i) out of the Net Cash Escrow Account solely to satisfy amounts payable to Buyer pursuant to Section 2.4 and the Tax Escrow Account solely to satisfy amounts payable to Buyer pursuant to Section 6.13, each in the first instance until the Net Cash Escrow Account is exhausted for satisfying amounts payable pursuant to Section 2.4 or is otherwise fully distributed or fully reserved against, the Tax Escrow Account is exhausted for satisfying amounts payable pursuant to Section 6.13 or is otherwise fully distributed or fully reserved against and then, in each case, second against the General Escrow Account, and (ii) out of the General Escrow Account in the first instance for all other indemnification claims under this Article IX until the General Escrow Account is exhausted or otherwise fully distributed or fully reserved for pending claims in full, as applicable, and thereafter, the Buyer Indemnified Parties shall be entitled to seek recovery for such indemnification claims directly from the Seller Securityholders, subject to the limitations set forth in this Article IX and the Escrow Agreement. Notwithstanding any other provision of this Agreement, the Seller Securityholders shall not have any liability for any Taxes of Seller or any of its Subsidiaries for taxable periods or portions thereof beginning after the Closing Date.

9.3 Indemnification Proceedings for Third Party Claims. In the event that any claim or demand for which a party (an “Indemnifying Party”) would be liable to another party under Section 9.2 (an “Indemnified Party”) is asserted against or sought to be collected from an Indemnified Party by a third party, the Indemnified Party shall with reasonable promptness notify the Indemnifying Party of such claim or demand, but the failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Article IX, except to the extent the Indemnifying Party demonstrates that the defense of such claim or demand is materially prejudiced thereby. The Indemnifying Party shall have sixty (60) days from receipt of the above notice from the Indemnified Party (in this Section 9.3, the “Notice Period”) to notify the Indemnified Party whether or not the Indemnifying Party desires, at the Indemnifying Party’s sole cost and expense, and subject to the Indemnifying Party’s written agreement to accept full responsibility for indemnification and payment of any Damages with respect to such claim or demand (to extent there are any Damages related to such claim or demand), to assume the defense of such claim or demand; provided, that the Indemnified Party is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and not prejudicial to the Indemnifying Party. If the Indemnifying Party

elects to assume the defense of any such claim or demand, the Indemnified Party shall have the right to employ separate counsel at its own expense and to participate in the defense thereof. If the Indemnifying Party elects not to assume the defense of such claim or demand (or fails to give notice to the Indemnified Party during the Notice Period), the Indemnified Party shall be entitled to assume the defense of such claim or demand with counsel of its own choice, at the expense of the Indemnifying Party. If the claim or demand is asserted against both the Indemnifying Party and the Indemnified Party and based on the advice of counsel reasonably satisfactory to the Indemnifying Party it is determined that there is a conflict of interest which renders it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be responsible for paying separate counsel for the Indemnified Party; provided, however, that the Indemnifying Party shall not be responsible for paying for more than one separate firm of attorneys to represent all of the Indemnified Parties, regardless of the number of Indemnified Parties. If the Indemnifying Party elects to assume the defense of such claim or demand, (i) no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, the settlement does not include any admission of liability and the Indemnified Party is fully released from all liabilities relating to such claim or demand and (ii) the Indemnified Party shall have no liability with respect to any compromise or settlement thereof effected without its written consent (which shall not be unreasonably withheld, conditioned or delayed). In addition, the Indemnifying Party shall keep the Indemnified Party apprised of the status of the claim, liability or expense and any resulting suit, proceeding or enforcement action, shall furnish the Indemnified Party with all documents and information that the Indemnified Party shall reasonably request and shall consult with the Indemnified Party prior to acting on major matters, including settlement discussions. In the event that the Indemnifying Party does not assume the defense of such claim or demand, the Indemnified Party shall keep the Indemnifying Party apprised of the status of the claim, liability or expense and any resulting suit, proceeding or enforcement action, shall furnish the Indemnifying Party with all documents and information that the Indemnifying Party shall reasonably request and shall consult with the Indemnifying Party prior to acting on major matters, including settlement discussions. The Indemnifying Party may not enter into any compromise or settlement of such claim or demand in which the Indemnifying Party receives a release from all liabilities relating to such claim or demand in connection with a compromise or settlement, unless such release also applies to the Indemnifying Party. With respect to any claim subject to indemnification under this Article IX, the parties shall cooperate in such a manner and use their commercially reasonable efforts to preserve in full the confidentiality of all confidential information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use commercially reasonable efforts, in respect of any claim in which it has assumed or has participated in the defense, to avoid production of confidential information (consistent with applicable law and rules of procedure) and (ii) it will use commercially reasonable efforts to make all communications between any parties hereto and counsel responsible for or participating in the defense of any third-party claim will so as to preserve any applicable attorney-client or work-product privilege.

9.4 Certain Limitations.

(a) Notwithstanding anything to the contrary in this Agreement, the Seller Securityholders shall not have any liability to the Buyer Indemnified Parties for any claims for indemnification made by the Buyer Indemnified Parties pursuant to this Agreement except as satisfied out of and subject to the amount in the General Escrow Account (such aggregate amount, the “Cap”); provided, however, that the Cap shall not apply to any Damages based upon, arising out of, or by reason of any breach of the Seller Fundamental Representations, the indemnification covenants in Section 6.13 or fraud or willful breach.

(b) Notwithstanding anything to the contrary in this Agreement, no Seller Securityholder shall have any liability to the Buyer Indemnified Parties for any claims for indemnification made by the Buyer Indemnified Parties pursuant to this Agreement based upon, arising out of, or by reason of any one or more breaches of any one or more of the Seller Fundamental Representations or arising out of the indemnification covenants of Section 6.13 in excess of such Seller Securityholder’s pro rata share of such claim up to such Seller Securityholder’s pro rata share of $150,000,000 in the aggregate for all such claims (the “Fundamental Representation Cap”).

(c) Notwithstanding anything to the contrary in this Agreement, no Seller Securityholder shall have any liability to the Buyer Indemnified Parties for any claims for indemnification made by the Buyer Indemnified Parties pursuant to this Agreement based upon, arising out of, or by reason of any one or more claims for fraud committed by the Seller or willful breach committed by the Seller in excess of such Seller Securityholder’s pro rata share of such claim up to the Merger Consideration actually received by such Seller Securityholder in the aggregate for all such claims. Notwithstanding anything to the contrary in this Agreement, the Seller Securityholders shall not have any liability for indemnification claims, in the aggregate, including all recoveries pursuant to any and all claims under this Agreement, in excess of the Merger Consideration actually received by such Seller Securityholder. For the avoidance of doubt and notwithstanding anything in this Agreement, to the extent that an indemnification payment made pursuant to this Agreement is subject to a cap specified in this Section 9.4 or the Net Cash Escrow Amount or the Tax Escrow Amount, such payment shall reduce all caps specified in this Section 9.4, if any, by the aggregate amount of such payments; provided that any indemnification payment made pursuant to this Article IX that is made out of the Tax Escrow Account shall not reduce the amount of the Cap.

(d) Except in the case of fraud committed by the Seller or willful breach committed by the Seller, the Seller Securityholders shall not have any liability under this Article IX unless and until the aggregate amount of all Damages incurred by the Buyer Indemnified Parties and indemnifiable hereunder exceeds $500,000 (the “Basket”) and, once such Damages reach the Basket, the Seller Securityholders shall be required to pay only those Damages that are in excess of the Basket, subject to the limitations and provisions set forth in this Article IX.

(e) The amount of any Damages payable by the Indemnifying Party to the Indemnified Party shall be net of (i) any amounts actually recovered by the Indemnified Party under applicable insurance policies (less any directly resulting increases in premium), and (ii) any net Tax benefit available to such Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Damages, to the extent such net Tax Benefit is realized, determined on a with and without basis, in the taxable year in which such payment for Damages was made. For the purposes of calculating the net Tax benefit under the foregoing sentence, Buyer shall have reasonable discretion to determine the amount of such Tax benefit and shall have no obligation to share or disclose any of its Tax Returns in connection therewith with the Securityholders’ Representative, Seller or any of its Subsidiaries; provided such calculations are made in good faith. Each Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies for any Damages prior to seeking indemnification under this Agreement.

(f) The Buyer Indemnified Parties shall not be entitled to recover under Article IX for lost profits, special, consequential, indirect or punitive damages; provided, however, that the foregoing limitation shall not preclude any indemnitee from claiming Damages based on diminution in value, including Damages calculated by application of a multiple, but a multiple will only be applied to the extent that (and only to the extent that) the basis for such Damages is of a recurring nature.

(g) Notwithstanding anything contained in this Agreement to the contrary, no Buyer Indemnified Party shall have any right to indemnification under this Article IX with respect to any Damages to the extent such Damages (i) arise solely out of changes after the Closing Date in applicable Law or interpretations or applications thereof; or (ii) are duplicative of Damages that have previously been recovered (including, without limitation, amounts taken into account in the calculation of Merger Consideration, Initial Merger Consideration or Net Cash Balance).

(h) For purposes of this Agreement and the transactions contemplated hereby, Buyer, Merger Sub and Seller acknowledge and agree (i) that they are not entitled to rely on any representations or warranties or other statements of fact or opinion, other than the representations and warranties expressly set forth in this Agreement, the Seller Disclosure Schedule and the Buyer Disclosure Schedule, and (ii) that in connection with the transactions set forth herein, Buyer has received certain estimates, projections, forecasts and similar forward-looking statements relating to the future operating and financial performance of Seller and its Subsidiaries and no representation or warranty is being made by or on behalf of Seller with respect to such matters. Buyer, Merger Sub and Seller also acknowledge and agree that anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any Buyer Indemnified Parties, after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby.

(i) Notwithstanding anything to the contrary in this Agreement or the Escrow Agreement, Buyer and each of the other Buyer Indemnified Parties agree to keep the Securityholders’ Representative regularly informed regarding, and cooperate with the Securityholders’ Representative with respect to, any Tax for which the Seller Securityholders may have indemnification obligations pursuant to this Agreement and to use its commercially reasonable efforts to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby) upon Seller or any of its Subsidiaries or upon the Seller Securityholders. These efforts include negotiating in good faith with Governmental Authorities or any other Person to reduce any such Tax obligation. In the event that any Buyer Indemnified Party intends to pay any Tax for which the Seller

Securityholders may have indemnification obligations pursuant to this Agreement for a Taxable period ending on or prior to the Closing Date, or portions thereof, for which a Governmental Authority or any other Person has not sought payment or asserted that Buyer, the Surviving Corporation or any of their respective Subsidiaries owes any Taxes (or has not paid Taxes owed), Buyer shall provide written notice to the Securityholders’ Representative three (3) months prior to paying any such amount. During such three (3)-month period, to the extent requested by the Securityholders’ Representative, Buyer and its Representatives shall meet in person with the Securityholders’ Representative and its Representatives so that the Securityholders’ Representative may provide Buyer with its view on payment of such amount and/or the amount of such payment, and their reasonable basis for believing such amounts should not be paid or that a lesser amount should be paid. Notwithstanding the foregoing, upon the expiration of such three (3)-month period, Buyer shall have the sole and exclusive right to determine whether or not to pay any such amounts. In the event that Buyer, the Surviving Corporation or their respective Subsidiaries enter into any compromise or settlement with regard to such Taxes with any Governmental Authority or any other Person in which Buyer, the Surviving Corporation or any of their respective Subsidiaries receives a release from liabilities relating to such Taxes in connection with such compromise or settlement, Buyer shall use its commercially reasonable efforts to have such Governmental Authority or other Person enter into a release of the Seller Securityholders and the Securityholders’ Representative on the same terms as the release applicable to the Buyer, the Surviving Corporation or their respective Subsidiaries, as applicable. Nothing in this Section 9.4(i) shall be construed to limit Buyer’s right and ability to make an indemnification claim pursuant to this Agreement or the Escrow Agreement, provided a Buyer Indemnified Party complies with the terms of this Agreement and the Escrow Agreement, or to limit the Securityholders’ Representative’s right and ability to contest such indemnification claim. For the avoidance of doubt, any claim for Taxes under this Agreement is subject to the provisions of Section 9.3 of this Agreement.

9.5 Exclusivity. After the Closing Date, this Article IX, Article II and the indemnification covenants in Section 6.13 and Sections 3, 5, 6 and 12 of the Escrow Agreement shall provide the exclusive remedy for breaches of representations, warranties, covenants and agreements set forth in this Agreement, in the Seller Disclosure Schedule delivered to Buyer, in the Buyer Disclosure Schedule delivered to Seller and in the certificates executed and delivered in connection with Sections 7.2(a), 7.2(b), 7.3(a) and 7.3(b) hereto, except with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available. All obligations of the Seller Securityholders pursuant to this Agreement and the Escrow Agreement shall be satisfied (a) first, severally but not jointly from the Net Cash Escrow Account, Tax Escrow Account and the General Escrow Account, as applicable, and in the case of the Net Cash Escrow Account or the Tax Escrow Account, second against the General Escrow Account after the Net Cash Escrow Account or the Tax Escrow Account, as applicable, has been exhausted, fully distributed or fully reserved for outstanding claims, and, in each case, in accordance with each Seller Securityholder’s pro rata share of the Merger Consideration in relation to all other Seller Securityholders as set forth on Schedule 9.2, and subject to the terms, conditions and limitations set forth in this Agreement and the Escrow Agreement and (b) second or third, as the case may be, by the Seller Securityholders, severally but not jointly and in accordance with each Seller Securityholder’s pro rata share of the Merger Consideration in relation to all other Seller Securityholders as set forth on Schedule 9.2, and subject to the terms, conditions and limitations set forth in this Agreement and the Escrow Agreement.

9.6 Exercise of Remedies by Buyer Indemnified Parties Other Than Buyer. No Buyer Indemnified Party (other than Buyer or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Buyer (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

9.7 Merger Consideration Adjustment. The parties agree to treat any indemnity payments made under this Agreement as adjustments to the Merger Consideration, to the extent permitted by applicable Law.

ARTICLE X - SECURITYHOLDERS’ REPRESENTATIVE

10.1 Securityholders’ Representative.

(a) Each Seller Securityholder by approving this Agreement and the transactions contemplated hereby, executing a Letter of Transmittal and/or participating in the Merger and accepting the benefits thereof, hereby irrevocably and unconditionally appoints Papachey, Inc. as its true and lawful attorney-in-fact, to act as its representative (“Securityholders’ Representative”) under this Agreement and, as such, to act, as such holder’s agent (with full power of substitution), to take such action on such holder’s behalf with respect to all matters relating to this Agreement, the Merger and the transactions contemplated hereby, including (i) to execute and deliver all certificates and documents that the Securityholders’ Representative deems necessary or appropriate in connection with the consummation of the Merger; (iii) to receive and provide a receipt for all payments made by Buyer and/or Seller to any of the Seller Securityholders under this Agreement; (iv) to pay for or reimburse itself for the costs and expenses of the Securityholders’ Representative under this Agreement and the Escrow Agreement out of the Securityholders’ Representative Expense Fund; (v) to terminate, amend or waive any provision of this Agreement or the Escrow Agreement, provided that any such termination, amendment or waiver, if material to the rights and obligations of the Seller Securityholders in the reasonable judgment of the Securityholders’ Representative, shall be taken in the same manner with respect to all holders unless otherwise agreed by each holder who is subject to any disparate treatment of a potentially adverse nature; (vi) to defend and settle all disputes and claims that arise under this Agreement or the Escrow Agreement or any other, certificate or instrument delivered in connection with this Agreement or the Escrow Agreement; and (vii) to do or refrain from doing any further act or deed on behalf of such holders that the Securityholders’ Representative deems necessary or appropriate in such Person’s sole discretion relating to the subject matter of this Agreement and the Escrow Agreement as fully and completely as any Seller Securityholder could do if personally present and acting. All decisions and actions by the Securityholders’ Representative, including any agreement between the Securityholders’ Representative and the Buyer Indemnified Parties relating to indemnification obligations of the Seller Securityholders under Article IX, including the defense or settlement of any claims and the making of payments with respect hereto, shall be binding upon all of the Seller Securityholders, and no holder shall have the right to object, dissent, protest or otherwise contest the same. The Securityholders’ Representative shall incur no liability to the Seller

Securityholders with respect to any action taken or suffered by such holders in reliance upon any notice, direction, instruction, consent, statement or other documents believed by the Securityholders’ Representative to be genuinely and duly authorized, nor for any other action or inaction taken in its capacity as the Securityholders’ Representative, including with respect to the indemnification obligations of the Seller Securityholders under Article IX, including the defense or settlement of any claims and the making of payments with respect thereto. The Securityholders’ Representative may, in all questions arising under this Agreement, the Escrow Agreement and the transactions contemplated thereby, rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Securityholders’ Representative shall not be liable to the Seller Securityholders.

(b) Buyer and the Escrow Agent shall be entitled to conclusively rely on the instructions, decisions and acts of Securityholders’ Representative, the Escrow Agent and Buyer are hereby released and relieved from any liability to any Person for any acts done by them in accordance with any instructions, decisions or acts of the Securityholders’ Representative. Buyer and the Escrow Agent are each hereby expressly authorized to rely on the genuineness of the signature of the Securityholders’ Representative or any instrument, certificate or document. Upon receipt of any writing that has been signed by the Securityholders’ Representative, Buyer and the Escrow Agent may each act upon the same without any further duty of inquiry as to the genuineness of the writing.

(c) The Securityholders’ Representative shall be entitled to conclusively rely, and shall be fully protected from action by the Seller Securityholders in relying, upon any statements furnished to it by any holder, or Buyer, or any other evidence deemed by the Securityholders’ Representative to be reliable, and the Securityholders’ Representative shall be entitled to act on the advice of counsel selected by it.

(d) By approving this Agreement, executing the Letter of Transmittal and/or participating in the Merger and accepting the benefits thereof, the Seller Securityholders immediately prior to the Effective Time agree on a several and not joint basis to (i) indemnify the Securityholders’ Representative (in its capacity as such) against and to hold the Securityholders’ Representative (in its capacity as such) harmless from, any and all Damages which may at any time be imposed upon, incurred by or asserted against the Securityholders’ Representative in such capacity in any way relating to or arising out of its action or failure to take action pursuant to this Agreement or the Escrow Agreement or in connection herewith in such capacity, and (ii) to pay the Securityholders’ Representative for all costs and expenses incurred on behalf of the Seller Securityholders, promptly upon demand by the Securityholders’ Representative and on an as-incurred basis, on a pro rata basis. The agreements in this Article X shall survive termination of this Agreement.

(e) The Securityholders’ Representative shall be entitled to reimbursement from the Seller Securityholders through the Securityholders’ Representative Expense Fund and, once exhausted, otherwise directly from such Seller Securityholders on a pro rata basis for out of pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Securityholders’ Representative in performing its obligations under this Agreement and the Escrow Agreement.

ARTICLE XI - MISCELLANEOUS

11.1 Expenses. Except as may otherwise be agreed to hereunder or in other writing by the parties, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

11.2 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by nationally recognized overnight courier (providing proof of delivery), mailed by prepaid registered or certified mail (return receipt requested), or by facsimile or electronic transmission (providing confirmation of transmission) addressed as follows:

If to Buyer or Merger Sub, to:

ANSYS, Inc. 275 Technology Drive Southpointe Canonsburg, PA 15317 Facsimile No.: (724) 514-9699
Attention:	James E. Cashman III
Email:	james.cashman@ansys.com

with required copies to (which shall not constitute notice):

Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 Facsimile No.: (617) 523-1231
Attention:	John R. LeClaire, Esq.
Joseph L. Johnson III, Esq.
Email:	jleclaire@goodwinprocter.com
jjohnson@goodwinprocter.com

If to Seller:

Apache Design Solutions, Inc. 2645 Zanker Road San Jose, California 95134 Facsimile No.: (408) 428-9569 Attention: Dr. Andrew T. Yang
Email:	atyang@apache-da.com

with required copies to (which shall not constitute notice):

O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 Facsimile No.: (650) 473-2601
Attention:	Warren T. Lazarow, Esq.
Brian E. Covotta, Esq.
Email:	wlazarow@omm.com
bcovotta@omm.com

If to Securityholders’ Representative:

Papachey, Inc. 211 High Canyon Court Richardson, Texas 75080
Attention:	Ping Yang
pyang75080@yahoo.com

with required copies to (which shall not constitute notice):

O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 Facsimile No.: (650) 473-2601
Attention:	Warren T. Lazarow, Esq.
Brian E. Covotta, Esq.
Email:	wlazarow@omm.com
bcovotta@omm.com

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed or otherwise sent as provided above; provided that any notice received by facsimile or electronic transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day.

11.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits, or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No provision of this Agreement shall be construed to require Seller, Buyer or Merger Sub or any of their respective Subsidiaries or Affiliates to take any action that would violate applicable law, rule, or regulation.

11.4 Rules of Construction. The parties to this Agreement agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore,

waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

11.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

11.6 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, the Confidentiality Agreement and any documents delivered by the parties in connection herewith constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.

11.7 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of Buyer, Merger Sub and Seller hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts, and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally with the State of Delaware.

11.8 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal, and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

11.9 Assignment; Reliance of Other Parties. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of law or otherwise) without the prior written consent of the other parties and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns. Except as provided in Section 6.7 (Directors’ and Officers’ Indemnification and Insurance) hereof, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies under or by reason of this Agreement.

11.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in the Delaware Courts, this being in addition to any other remedy to which they are entitled at law or in equity.

11.11 Delivery by Facsimile or PDF. This Agreement and any agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by electronic transmission in Portable Document Format (.pdf), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or .pdf format to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or by electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

11.12 Definitions. Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in this Agreement:

“2010 Financial Statements” shall have the meaning ascribed thereto in Section 3.6(a) hereof.

“401(k) Plan” shall have the meaning ascribed thereto in Section 6.19 hereof.

“Acquisition Proposal” means any proposal or offer for (i) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving Seller or any of its Subsidiaries, (ii) a sale, lease exchange, mortgage, pledge, transfer or other acquisition of more than 15% of the assets of Seller and its Subsidiaries, taken as a whole, in one or a series of related transactions, or (iii) a purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing 15% or more of the voting power of Seller; provided, however, that the term “Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement.

“Action” means any suit, arbitration, cause of action, claim, criminal prosecution, non routine investigation, governmental or other administrative proceeding, whether at law or at equity, before or by any Court or Governmental Authority or before any arbitrator or other tribunal.

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by, or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, any Person constituting a portfolio investment of any of the stockholders of Seller that are venture capital investors shall not be considered an Affiliate of the Seller solely as a result of such relationship.

“Aggregate Vested Option Exercise Price” means the sum of, with respect to all Vested Options, (i) the number of shares of Seller Common Stock subject to such Vested Option multiplied by (ii) the per share exercise price for such Vested Option.

“Agreement” shall have the meaning ascribed thereto in the recitals.

“Ancillary Lease Documents” shall have the meaning ascribed thereto in Section 3.15(a) hereof.

“Anniversary Date” shall have the meaning ascribed thereto in Section 2.6 hereof.

“Antitrust Laws” shall have the meaning ascribed thereto in Section 6.3(b) hereof.

“Appraisal Rights Provisions” shall have the meaning ascribed thereto in Section 2.8(a) hereof.

“Arbitrating Accountant” shall have the meaning ascribed thereto in Section 2.5(b) hereof.

“Arbitration Costs” shall have the meaning ascribed thereto in Section 2.5(b) hereof.

“Assumed Options” shall have the meaning ascribed thereto in Section 2.1(d)(iii) hereof.

“Basket” shall have the meaning ascribed thereto in Section 9.4(d) hereof.

“Business” means the business of Seller and its Subsidiaries as currently conducted and as currently proposed by Seller to be conducted.

“Business Day” shall mean any day other than (a) a Saturday or Sunday, or (b) a day on which banking and savings and loan institutions are authorized or required by law to be closed in the State of New York or the State of California.

“Buyer” shall have the meaning ascribed thereto in the recitals.

“Buyer Common Stock” shall have the meaning ascribed thereto in Section 2.1(d)(iii) hereof.

“Buyer Disclosure Schedule” shall have the meaning ascribed thereto in Article IV hereof.

“Buyer Indemnified Parties” shall have the meaning ascribed thereto in Section 9.2 hereof.

“Buyer Material Adverse Effect” means any change, event, circumstance or condition that has or results or would be reasonably expected to have or result in a material adverse effect (a) on the business, financial condition, assets, liabilities or results of operations of Buyer and its

Subsidiaries, taken as a whole, except that none of the following constitutes a Buyer Material Adverse Effect: (i) changes in business or economic conditions as a whole or in the industries in which Buyer and its Subsidiaries operate, provided that such changes or effects do not otherwise have a disproportionate effect on Buyer and its Subsidiaries, taken as a whole, relative to other companies ongoing in the same businesses, (ii) the engagement by the United States in hostilities or material worsening of any hostilities underway as of the date hereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) earthquake, hurricane, tornado, storm, flood, wildfire or other natural disaster; (iv) changes in GAAP, provided that such changes or effects do not otherwise have a disproportionate effect on Buyer and its Subsidiaries, taken as a whole, relative to other companies ongoing in the same businesses, (v) changes in law, rules, regulations, orders, or other binding directives issued by any Governmental Authority, (vi) changes, effects or circumstances resulting from the announcement of this Agreement or the consummation of the transactions contemplated by this Agreement, or (vii) the failure in and of itself to meet any projections or forecasts or revenue or earnings predictions (provided that this subclause (vii) shall not exclude any underlying circumstance, change, event, fact, development or effect that may have caused such failure to meet projections or forecasts or revenue or earnings predictions), or (b) on the ability of Buyer to consummate the transactions contemplated by this Agreement.

“Buyer’s Statement” shall have the meaning ascribed thereto in Section 2.4(d) hereof.

“Cap” shall have the meaning ascribed thereto in Section 9.4(a) hereof.

“Certificate of Merger” shall have the meaning ascribed thereto in Section 1.2 hereof.

“Change of Recommendation” shall have the meaning ascribed thereto in Section 6.4(d)(i) hereof.

“Closing” shall have the meaning ascribed thereto in Section 1.3 hereof.

“Closing Date” shall have the meaning ascribed thereto in Section 1.3 hereof.

“Closing Payment” shall have the meaning ascribed thereto in Section 2.2(b) hereof.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean that certain Non-Disclosure Agreement by and between Buyer and Seller dated as of April 27, 2011

“Contingent Payment” shall have the meaning ascribed thereto in Section 2.6 hereof.

“Copyrights” shall have the meaning ascribed thereto in the definition of “Intellectual Property” in this Section 11.12.

“Court” means any court, arbitration tribunal or judicial body of the United States, any domestic state, or any foreign country, and any political subdivision thereof.

“Damages” shall have the meaning ascribed thereto in Section 9.2 hereof.

“Delaware Courts” shall have the meaning ascribed thereto in Section 11.7 hereof.

“DGCL” shall have the meaning ascribed thereto in the Recitals.

“Director and Officer Resignation Letter” shall have the meaning ascribed thereto in Section 6.17 hereof.

“Dispute Notice” shall have the meaning ascribed thereto in Section 2.5(a) hereof.

“Dispute Period” shall have the meaning ascribed thereto in Section 2.5(a) hereof.

“Disputed Items” shall have the meaning ascribed thereto in Section 2.5(a) hereof.

“Dissenting Shares” shall have the meaning ascribed thereto in Section 2.8(a) hereof.

“Dissenting Stockholders” shall have the meaning ascribed thereto in Section 2.8(a) hereof.

“Effective Time” shall have the meaning ascribed thereto in Section 1.2 hereof.

“Employee Program” shall have the meaning ascribed thereto in Section 3.12(j)(i) hereof.

“Encumbrance” shall mean any mortgage, deed of trust, pledge, security interest, attachment, hypothecation, lien (statutory or otherwise), violation, charge, lease, license, option, right of first offer, right of first refusal, encumbrance, servient easement, deed restriction, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind or charge of any kind (including, without limitation, any conditional sale or title retention agreement or lease in the nature thereof) or any agreement to file any of the foregoing, any sale of receivables with recourse against the Seller, any Subsidiary, the Stockholders or any of their Affiliates, and any filing or agreement to file any financing statement as debtor under the Uniform Commercial Code or any similar statute.

“Environment” shall have the meaning ascribed thereto in Section 3.16(e)(i) hereof.

“Environmental Laws” shall have the meaning ascribed thereto in Section 3.16(e)(ii) hereof.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning ascribed thereto in Section 3.12(j)(iii) hereof.

“Escrow Agent” shall have the meaning ascribed thereto in Section 2.3(a) hereof.

“Escrow Agreement” shall have the meaning ascribed thereto in Section 2.3(a) hereof.

“Escrow Per Common Share Payment” shall have the meaning ascribed thereto in Section 2.2(c)(iii) hereof.

“Escrow Per Vested Option Payment” shall have the meaning ascribed thereto in Section 2.2(c)(iv) hereof.

“Estimated Indebtedness” means the Seller’s estimate of the amount of Indebtedness of Seller or any of its Subsidiaries outstanding as of the Closing Date as set forth on the Seller Schedule.

“Estimated Seller Transaction Expenses” means Seller’s estimate of the amount of Seller Transaction Expenses incurred or to be incurred on behalf of Seller as set forth on the Seller Schedule.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” shall mean the quotient of (a) the sum of (i) the Initial Per Common Share Payment plus (ii) the Escrow Per Common Share Payment divided by (b) the volume weighted-average closing price per share of Buyer Common Stock on Nasdaq for the fifteen (15) trading days prior to the Closing Date.

“Final Conversion Schedule” shall have the meaning ascribed thereto in Section 2.7(d) hereof.

“Final Indebtedness” shall mean the amount of Indebtedness of Seller or any of its Subsidiaries outstanding as of the Closing Date as finally determined in accordance with Section 2.4 hereof.

“Final Seller Transaction Expenses” shall mean the amount of Seller Transaction Expenses incurred on behalf of Seller as finally determined in accordance with Section 2.4 hereof.

“FIRPTA Compliance Certificate” shall have the meaning ascribed thereto in Section 6.16 hereof.

“Fundamental Representation Cap” shall have the meaning ascribed thereto in Section 9.4(b) hereof.

“GAAP” shall mean generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“General Escrow Account” shall have the meaning ascribed thereto in Section 2.3(a) hereof.

“General Escrow Amount” shall have the meaning ascribed thereto in Section 2.2(b) hereof.

“Governmental Authority” shall mean any United States or foreign, federal, state, or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Hazardous Material” shall have the meaning ascribed thereto in Section 3.16(e)(iii) hereof.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

“Indebtedness” shall mean Liabilities (a) for borrowed money, (b) evidenced by bonds, debentures, notes or similar instruments, (c) upon which interest charges are customarily paid

(other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (d) of others secured by (or which the holder of such Liabilities has an existing right, contingent or otherwise, to be secured by) any Encumbrance or security interest on property owned or acquired by the Person in question whether or not the obligations secured thereby have been assumed, (e) under leases required to be accounted for as capital leases under GAAP (excluding, for the avoidance of doubt, the Leases), or (f) guarantees relating to any such Liabilities. Notwithstanding the foregoing, for all purposes hereunder, Indebtedness shall not include any payables between Seller and its Subsidiaries, and guarantees, if any, among Seller and/or its Subsidiaries.

“Indebtedness Adjustment” shall mean the difference, whether positive or negative, of (i) the amount of Final Indebtedness minus (ii) the amount of Estimated Indebtedness.

“Indemnified Party” shall have the meaning ascribed thereto in Section 9.3 hereof.

“Indemnifying Party” shall have the meaning ascribed thereto in Section 9.3 hereof.

“Information Statement” shall have the meaning ascribed thereto in Section 6.2(a) hereof.

“Initial Merger Consideration” shall have the meaning ascribed thereto in Section 2.2(b) hereof.

“Initial Per Common Share Payment” shall have the meaning ascribed thereto in Section 2.2(c)(iii) hereof.

“Initial Per Vested Option Amount” shall have the meaning ascribed thereto in Section 2.2(c)(iv) hereof.

“Insurance Policies” shall have the meaning ascribed thereto in Section 3.24 hereof.

“Intellectual Property” shall mean all : (a) patents, patent applications, patent rights, and inventions and discoveries and invention disclosures (whether or not patented) (collectively, “Patents”); (b) trade names, trade dress, logos, packaging design, slogans, Internet domain names, registered and unregistered trademarks and service marks and related registrations and applications for registration, and all of the goodwill relating thereto (collectively, “Marks”); (c) copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, localizations, adaptations and combinations of the above, whether or not registered or sought to be registered (collectively, “Copyrights”); (d) know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, testing procedures and testing results (collectively, “Trade Secrets”); and (e) claims of infringement against other Persons and other intellectual property rights and/or proprietary rights relating to any of the foregoing.

“IRS” shall mean the Internal Revenue Service.

“Joinder and Waiver Agreement” shall have the meaning ascribed thereto in the Recitals hereof.

“Key Employee Letters” shall have the meaning ascribed thereto in the Recitals hereof.

“Key Employees” shall have the meaning ascribed thereto in the Recitals hereof.

“Knowledge of Seller” shall have the meaning ascribed thereto in Section 3.27 hereof.

“Knowledge of Buyer” shall have the meaning ascribed thereto in Section 4.6 hereof.

“Laws” shall mean any laws, statutes, codes, executive orders, licensing requirements, ordinances and Regulations of any Governmental Authority, including all Orders having the effect of law in each such jurisdiction.

“Leased Real Property” shall mean the real property leased, subleased or licensed by the Seller or any of its Subsidiaries that is related to or used in connection with the Business, and the real property leased, subleased or licensed by the Seller or any Subsidiary, in each case, as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned the Seller or any Subsidiary, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property and other assets of every kind, nature and description of the Seller or any Subsidiary located at or attached or appurtenant thereto and all easements, licenses, rights, options, privileges and appurtenances relating to any of the foregoing.

“Leases” shall have the meaning ascribed thereto in Section 3.15(a) hereof.

“Letter of Transmittal” shall have the meaning ascribed thereto in Section 2.7(b) hereof.

“Liabilities” shall mean all debts, obligations and other liabilities of any kind or nature (whether known, unknown, accrued, or not accrued, absolute or contingent, liquidated or unliquidated, due or to become due, asserted or unasserted or otherwise).

“Maintains” shall have the meaning ascribed thereto in Section 3.12(j)(ii) hereof.

“Marks” shall have the meaning ascribed thereto in the definition of “Intellectual Property” in this Section 11.12.

“Material Customer” shall have the meaning ascribed thereto in Section 3.17 hereof.

“Merger” shall have the meaning ascribed thereto in the recitals.

“Merger Consideration” shall have the meaning ascribed thereto in Section 2.2(a) hereof.

“Merger Sub” shall have the meaning ascribed thereto in the recitals.

“Merger Sub Charter” shall have the meaning ascribed thereto in Section 1.5 hereof.

“Merger Sub Common Stock” shall have the meaning ascribed thereto in Section 2.1(a) hereof.

“Most Recent Balance Sheet” shall have the meaning ascribed thereto in Section 3.6(b) hereof.

“Most Recent Financial Statements” shall have the meaning ascribed thereto in Section 3.6(a) hereof.

“Multiemployer Plan” shall have the meaning ascribed thereto in Section 3.12(j)(iv) hereof.

“Nasdaq” shall mean the Nasdaq Global Market.

“Net Cash Balance” shall have the meaning ascribed thereto in Section 2.4(a) hereof.

“Net Cash Escrow Account” shall have the meaning ascribed thereto in Section 2.3(a) hereof.

“Net Cash Escrow Amount” shall have the meaning ascribed thereto in Section 2.2(b) hereof.

“Notice Period” shall have the meaning ascribed thereto in Section 9.3 hereof.

“Official” shall have the meaning ascribed thereto in Section 3.22 hereof.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of, or any settlement under the jurisdiction of, any Court or Governmental Authority.

“Owned Real Property” shall mean (a) the real property in which the Seller or any Subsidiary has any fee title (or equivalent) interest that is related to or used in connection with the Business, and (b) the real property in which the Seller or any Subsidiary has any fee title (or equivalent) interest, and in either case of (a) or (b), together with all buildings and other structures, facilities and improvements, currently or hereafter located thereon, and all fixtures, systems, equipment, and items of personal property and all other assets or interests of the Seller or any Subsidiary located at or attached or appurtenant thereto, including leaseholds and rights in intangible personal property, including any permits and approvals, contracts, subcontracts, agreements, bonds, building warranties and guaranties or other rights relating to the ownership, use, maintenance and operation of the Owned Real Property, and all easements, servitudes, rights-of-way, mineral and other extraction rights, air, water and other development rights and privileges and appurtenances used or usable in connection with the beneficial use and enjoyment of the Owned Real Property.

“Owned Seller Intellectual Property” shall mean all Seller Intellectual Property owned by Seller or any of its Subsidiaries.

“Patents” shall have the meaning ascribed thereto in the definition of “Intellectual Property” in this Section 11.12.

“Payment Agent” shall have the meaning ascribed thereto in Section 2.7(a) hereof.

“Payment Agent Agreement” shall have the meaning ascribed thereto in Section 2.7(a) hereof.

“Permits” shall mean all permits, licenses, variances, authorizations, exemptions, orders, registrations, and approvals of all Governmental Authorities that are required for the operation of their respective businesses of Seller and each of its Subsidiaries.

“Permitted Encumbrance” shall mean (i) Encumbrances for Taxes or other governmental charges, assessments or levies that are not yet due and payable or that are being contested in good faith and for which an adequate reserve is provided on the Most Recent Financial Statements, (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Encumbrances arising or incurred in the ordinary course of business, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of the asset subject to such Encumbrances, and (iii) conditions, easements and reservations of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property owned or leased by Seller or any Subsidiary and being transferred to Buyer or Merger Sub at Closing which are of record as of the date of this Agreement and the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, (iv) deposits or pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, (v) with respect to Leased Real Property only, Encumbrances (including Indebtedness) encumbering the fee title interested in any Leased Real Property which are (A) not attributable to Seller or any Subsidiary and (B) as to which the holder of such Encumbrances does not have the right to terminate the lease, sublease or license to Seller or its Subsidiary and (vi) with respect to Intellectual Property, licenses granted under such assets. Notwithstanding the foregoing, any Encumbrances for Indebtedness of Seller or any Subsidiary as of the Closing will not be a Permitted Encumbrance.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust, unincorporated organization, or other legal entity, or any governmental agency or political subdivision thereof.

“PFIC” shall have the meaning ascribed thereto in Section 3.11(t) hereof.

“Pre-Closing Period” shall have the meaning ascribed thereto in Section 5.1 hereof.

“Preliminary Conversion Schedule” shall have the meaning ascribed thereto in Section 2.7(c) hereof.

“Preliminary Net Cash Balance” shall have the meaning ascribed thereto in Section 2.4(b) hereof.

“Preliminary Net Cash Deficit” shall have the meaning ascribed thereto in Section 2.4(c)(i) hereof.

“Preliminary Net Cash Surplus” shall have the meaning ascribed thereto in Section 2.4(c)(ii) hereof.

“Products” means those products, computer programs and/or services and related documentation marketed, licensed, sold and/or distributed by Seller or any of its Subsidiaries in connection with the Business.

“Proprietary Information and Inventions Assignment Agreement” shall have the meaning ascribed thereto in the Recitals hereof.

“Real Property” shall mean, collectively, the Leased Real Property and the Owned Real Property.

“Regulation” means any rule or regulation of any Governmental Authority.

“Related Party Transaction” shall have the meaning ascribed thereto in Section 3.21 hereof.

“Release” shall have the meaning ascribed thereto in Section 3.16(e)(iv) hereof.

“Representatives” shall mean the directors, officers, employees, Affiliates, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders, consultants, or representatives of Seller, Buyer, Merger Sub or any of their respective Subsidiaries, as the case may be.

“Requisite 280G Stockholder Approval” shall have the meaning ascribed thereto in Section 6.14 hereof.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securityholders’ Representative” shall have the meaning ascribed thereto in the recitals and in Section 10.1 hereof.

“Seller” shall have the meaning ascribed thereto in the recitals.

“Seller Bylaws” shall have the meaning ascribed thereto in Section 1.5 hereof.

“Seller Charter” shall have the meaning ascribed thereto in Section 1.5 hereof.

“Seller Common Stock” shall have the meaning ascribed thereto in Section 2.1(b) hereof.

“Seller Continuing Employees” means the employees of the Surviving Corporation and its Subsidiaries who are employed by the Surviving Corporation and its Subsidiaries on September 30, 2011 and who remain employed by the Surviving Corporation and its Subsidiaries on January 1, 2012. with respect to the fiscal year beginning January 1, 2012, and for the fiscal years beginning January 1, 2013 and January 1, 2014, the employees of the Surviving Corporation and its Subsidiaries who are employed by the Surviving Corporation and its Subsidiaries as of September 30 of the preceding calendar year and remain employed as of January 1st of such fiscal year.

“Seller Contracts” shall have the meaning ascribed thereto in Section 3.14 hereof.

“Seller Copyrights” shall have the meaning ascribed thereto in Section 3.18(a) hereof.

“Seller Disclosure Schedule” shall have the meaning ascribed thereto in Article III hereof.

“Seller Employee Programs” shall have the meaning ascribed thereto in Section 3.12(a) hereof.

“Seller Employees” means the employees of the Surviving Corporation and its Subsidiaries who remain employed after the Effective Time.

“Seller Financial Statements” shall have the meaning ascribed thereto in Section 3.6(a) hereof.

“Seller Fundamental Representations” shall have the meaning ascribed thereto in Section 9.1(b) hereof.

“Seller Intellectual Property” shall have the meaning ascribed thereto in Section 3.18(b) hereof.

“Seller Marks” shall have the meaning ascribed thereto in Section 3.18(a) hereof.

“Seller Material Adverse Effect” means any change, event, circumstance or condition that has or results or would be reasonably expected to have or result in a material adverse effect (a) on the business, financial condition, assets, liabilities or results of operations of Seller and its Subsidiaries, taken as a whole, except that none of the following constitutes a Seller Material Adverse Effect: (i) changes in business or economic conditions as a whole or in the industries in which Seller and its Subsidiaries operate, provided that such changes or effects do not otherwise have a disproportionate effect on Seller and its Subsidiaries, taken as a whole, relative to other companies ongoing in the same businesses, (ii) the engagement by the United States in hostilities or material worsening of any hostilities underway as of the date hereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) earthquake, hurricane, tornado, storm, flood, wildfire or other natural disaster; (iv) changes in GAAP, provided that such changes or effects do not otherwise have a disproportionate effect on Seller and its Subsidiaries, taken as a whole, relative to other companies ongoing in the same businesses, (v) changes in law, rules, regulations, orders, or other binding directives issued by any Governmental Authority, (vi) changes, effects or circumstances resulting from the announcement of this Agreement or the consummation of the transactions contemplated by this Agreement, (vii) the failure in and of itself to meet any projections or forecasts or revenue or earnings predictions (provided that this subclause (vii) shall not exclude any underlying circumstance, change, event, fact, development or effect that may have caused such failure to meet projections or forecasts or revenue or earnings predictions), or (viii) any action taken at the written request of Buyer or Merger Sub, or (b) on the ability of Seller to consummate the transactions contemplated by this Agreement.

“Seller Patents” shall have the meaning ascribed thereto in Section 3.18(a) hereof.

“Seller Preferred Stock” shall have the meaning ascribed thereto in Section 3.2(a) hereof.

“Seller Recommendation” shall mean the recommendation by the Board of Directors of Seller to the Seller Stockholders that the Seller Stockholders adopt and approve this Agreement.

“Seller Registered IP” shall have the meaning ascribed thereto in Section 3.18(a) hereof.

“Seller Schedule” shall mean a schedule delivered by Seller to Buyer at least three (3) Business Days prior to the Closing Date setting forth in reasonable detail the amount of, and recipient of, any Seller Transaction Expenses incurred or expected to be incurred by or on behalf of Seller (including any Seller Transaction Expenses anticipated to be incurred by or on behalf of Seller or any of its Subsidiaries after the Closing) and the amount of Estimated Indebtedness.

“Seller Securities” means all shares of Seller Stock and all Seller Stock Options.

“Seller Securityholders” shall mean the holders of Seller Stock and the holders of Vested Options.

“Seller Series A Stock” shall have the meaning ascribed thereto in Section 2.1(b) hereof.

“Seller Series B Stock” shall have the meaning ascribed thereto in Section 2.1(b) hereof.

“Seller Source Code” shall have the meaning ascribed thereto in Section 3.18(l) hereof

“Seller Stock” shall have the meaning ascribed thereto in Section 2.1(b) hereof.

“Seller Stock Options” shall mean options to purchase Seller Common Stock issued under any of the Seller Stock Options Plans.

“Seller Stock Option Plans” shall mean Seller’s 2001 Stock Option/Stock Issuance Plan and Seller’s 2011 Equity Incentive Plan.

“Seller Stockholders” shall mean the holders of Seller Stock.

“Seller Transaction Expense Adjustment” shall mean the difference, whether positive or negative, of (i) the amount of Final Seller Transaction Expenses minus (ii) the amount of Estimated Seller Transaction Expenses.

“Seller Transaction Expenses” means, to the extent payable by Seller or its Subsidiaries (and not paid by Seller or its Subsidiaries or the Seller Stockholders before the Closing), (i) all costs and expenses incurred by or on behalf of Seller, its Subsidiaries and the Seller Stockholders in connection with the preparation, execution and performance of this Agreement and any related agreements in connection with the transactions contemplated by this Agreement, including, without limitation, all fees and out of pocket expenses due all attorneys, accountants and financial advisors (including, without limitation Deutsche Bank Securities Inc. (excluding the Payment Agent or Escrow Agent Affiliate)) of Seller, its Subsidiaries and the Seller Stockholders, and including, without limitation, the cost of the “tail” directors’ and officers’ liability insurance policy purchase pursuant to Section 6.7(b) and (ii) all bonuses, severance or other similar types of payments made or required to be made to employees, consultants or directors of Seller or its Subsidiaries (other than in any such person’s capacity as a Seller Stockholder or a holder of Seller Stock Options or pursuant to the compensation plans, arrangements or agreements entered into or honored or maintained in connection with the transactions set forth in this Agreement) as a result of the transactions contemplated by this Agreement (provided that any right to acceleration or severance or similar amounts upon the termination of employment arising after the Closing, whether or not arising as a result of the consummation of the transactions contemplated by the Agreement, shall not be considered “Seller Transaction Expenses” pursuant to this clause (ii)).

“Specified Employees” shall have the meaning ascribed thereto in Section 7.2(f)(ii) hereof.

“Stockholders’ Consent” shall have the meaning ascribed thereto in the Recitals hereof.

“Straddle Period” shall have the meaning ascribed thereto in Section 6.13(b) hereof.

“Subsidiaries” shall mean, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Superior Proposal” shall mean any written Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that the Board of Directors of Seller and/or a committee of the Board of Directors of Seller determines in good faith, after consultation with its outside legal counsel and financial advisor, to be more favorable to the Seller Stockholders than the Merger from a financial point of view, taking into account all financial, regulatory, legal and other aspects of such Acquisition Proposal including, without limitation, the likelihood of consummation and certainty of financing.

“Surviving Corporation” shall have the meaning ascribed thereto in Section 1.1 hereof.

“Surviving Corporation Bylaws” shall have the meaning ascribed thereto in Section 1.5 hereof.

“Surviving Corporation Charter” shall have the meaning ascribed thereto in Section 1.5 hereof.

“Surviving Corporation Employees” shall have the meaning ascribed thereto in Section 6.6(a) hereof.

“Tax” shall mean any and all taxes, customs, duties, tariffs, deficiencies, assessments, levies, or other like governmental charges, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local, or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined, or any other basis; and such term shall include any interest, fines, penalties, or additional amounts attributable to, or imposed upon, or with respect to, any such amounts.

“Tax Escrow Account” shall have the meaning ascribed thereto in Section 2.3(a) hereof.

“Tax Escrow Amount” shall have the meaning ascribed thereto in Section 2.2(b) hereof.

“Tax Return” shall mean any report, return, document, declaration, election, schedule or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, and including any schedule or attachment thereto and amendment thereof, including, without limitation, information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such report, return, document, declaration, or other information.

“Taxing Authority” shall mean any Governmental Authority responsible for the imposition of any Tax.

“Third Party IP Assets” shall have the meaning ascribed thereto in Section 3.18(e) hereof.

“Third Party Tax Person” shall have the meaning ascribed thereto in Section 9.4(k) hereof.

“Trade Laws” shall have the meaning ascribed thereto in Section 3.23(a) hereof.

“Trade Secrets” shall have the meaning ascribed thereto in the definition of “Intellectual Property” in this Section 11.12.

“Transfer Taxes” shall have the meaning ascribed thereto in Section 6.13(f) hereof.

“Vested Options” shall have the meaning ascribed thereto in Section 2.1(d)(ii) hereof.

“WARN Act” shall have the meaning ascribed thereto in Section 3.13(e) hereof.

“U.S.” shall mean the United States.

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IN WITNESS WHEREOF, Buyer, Merger Sub, Seller and the Securityholders’ Representative have caused this Agreement and Plan of Merger to be executed as a sealed instrument by their duly authorized officers as of the day and year first above written.

ANSYS, INC.

By:	/s/ James E. Cashman III
	Name:	James E. Cashman III
	Title:	President and Chief Executive
Officer

POWER PLAY MERGER SUB, INC.

By:	/s/ James E. Cashman III
	Name:	James E. Cashman III
	Title:	President

APACHE DESIGN SOLUTIONS, INC.

By:	/s/ Andrew T. Yang
	Name:	Andrew T. Yang
	Title:	CEO and Chairman

PAPACHEY, INC., as to Section 2.4, Section 2.5, Section 6.13, Article IX and Article X only

By:	/s/ Ping Yang
	Name:	Ping Yang
	Title:	CEO, President, Treasurer and Secretary